Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 August 2016

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Interim Results 2016

The European Union Market Abuse Regulation EU 596/2014 requires RBS to disclose that this announcement contains Inside Information, as defined in that Regulation.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) restructuring which includes the divestment of Williams & Glyn, litigation, government and regulatory investigations, the proposed restructuring of RBS’s CIB business, the implementation of the UK ring-fencing regime, cost-reduction targets and progress relating thereto the implementation of a major development program to update RBS’s IT infrastructure and the continuation of its balance sheet reduction programme, the impact of the UK’s referendum on its membership of the European Union and impact thereof on the Group’s markets, prospects, financial and capital position and strategy, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; RBS’s future financial performance; the level and extent of future impairments and write-downs; including with respect to goodwill; future pension contributions and RBS’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2015 Annual Report on Form 20-F and in this report under “Risk Factors”. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the economic, regulatory and political uncertainty arising from the majority vote to leave in the referendum on the UK’s membership in the European Union and the revived political uncertainty regarding Scottish independence; the divestment of Williams & Glyn; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital and leverage requirements or targets which will depend on RBS’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2015 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

RBS prepares its financial statements in accordance with IFRS as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39; it has relaxed some of the standard's hedging requirements. RBS has not taken advantage of this relaxation, therefore its financial statements are also prepared in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’).

The unaudited condensed consolidated income statement, condensed consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, condensed consolidated cashflow and related notes presented on pages 66 to 119 inclusive are presented on a statutory basis as described above.

Non-GAAP financial measures

The commentary on the Group’s results in this document refers to measures of financial performance principally on an ‘adjusted’ basis and which measures include adjusted income, adjusted expenditure and adjusted profit, adjusted operating profit, adjusted cost:income ratio and adjusted return on equity. Similarly, the presentation of cost savings against the 2016 target shown within the ‘Highlights’ section of this document excludes litigation and conduct costs, restructuring costs, the impairment of other intangible assets, VAT recovery and operating costs of Williams & Glyn. These are adjusted cost measures which have not been prepared in accordance with EU IFRS. Such “adjusted” measures exclude items which management believes distort period-on-period comparison including, own credit adjustments, loss on redemption of own debt, write down of goodwill, strategic disposals, restructuring costs and litigation and conduct costs. These items are excluded to illustrate the underlying performance of the business without the impact of these items. These adjusted measures, derived from the reported results are non-IFRS financial measures and are not a substitute to IFRS reported measures.

A full reconciliation of these adjusted performance measures to the IFRS measure is presented on pages 17 to 19.

Key Operating Indicators

This document also includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business and performance, including certain liquidity and lending measures. These measures are used internally by management to measure performance. However, these are being presented on a voluntary basis as they are not required to be disclosed by governmental, regulatory or self-regulatory organisation requirements. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers.

Introduction

Capital, Liquidity and credit measures

Certain liquidity, capital and credit measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and credit profile of the business and the Group’s capital position against its own targets and applicable regulatory requirements. Some of these  measures are used by management for risk management purposes and may not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.  As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers.  These capital, liquidity and credit measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Franchise results

The Group’s reportable segments are organised by franchise. The presentation of Personal & Business Banking (PBB) combines the reportable segments of UK Personal & Business Banking and Ulster Bank RoI. The presentation of Commercial and Private Banking (CPB) combines the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI). The combined presentation of the Group’s reportable segments provides investors with a summary of the Group’s business performance and is prepared on a non-IFRS basis. Segment results prepared on a statutory basis are included on pages 17 to 19.

Consolidated income statement for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Interest receivable	5,656	6,107
Interest payable	(1,323)	(1,689)

Net interest income	4,333	4,418

Fees and commissions receivable	1,676	1,958
Fees and commissions payable	(392)	(363)
Income from trading activities	(17)	875
Loss on redemption of own debt	(130)	-
Other operating income	594	368

Non-interest income	1,731	2,838

Total income	6,064	7,256

Staff costs	(2,695)	(2,887)
Premises and equipment	(652)	(745)
Other administrative expenses	(2,139)	(2,366)
Depreciation and amortisation	(354)	(712)
Write down of other intangible assets	(89)	(606)

Operating expenses	(5,929)	(7,316)

Profit/(loss) before impairment (losses)/releases	135	(60)
Impairment (losses)/releases	(409)	321

Operating (loss)/profit before tax	(274)	261
Tax charge	(340)	(287)

Loss from continuing operations	(614)	(26)

Profit from discontinued operations, net of tax	-	358

(Loss)/profit for the period	(614)	332

Attributable to:
Non-controlling interests	30	344
Preference share and other dividends	208	167
Dividend access share	1,193	-
Ordinary shareholders	(2,045)	(179)

	(614)	332

Loss per ordinary share (EPS)
Basic loss per ordinary share from continuing and
discontinued operations	(17.6p)	(1.6p)
Basic loss per ordinary share from continuing operations	(17.6p)	(2.2p)

Statutory results for further information see pages 66 to 119.

* restated refer to page 72 for further details.

Note:

(1)	Diluted loss per ordinary share was 0.1p lower than basic. There was no dilutive impact in the prior period.

Consolidated balance sheet as at 30 June 2016 (unaudited)

	30 June	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	65,307	79,404
Net loans and advances to banks	21,763	18,361
Reverse repurchase agreements and stock borrowing	14,458	12,285
Loans and advances to banks	36,221	30,646
Net loans and advances to customers	326,503	306,334
Reverse repurchase agreements and stock borrowing	31,320	27,558
Loans and advances to customers	357,823	333,892
Debt securities	84,058	82,097
Equity shares	749	1,361
Settlement balances	13,405	4,116
Derivatives	326,023	262,514
Intangible assets	6,525	6,537
Property, plant and equipment	4,589	4,482
Deferred tax	2,217	2,631
Prepayments, accrued income and other assets	4,311	4,242
Assets of disposal groups	396	3,486

Total assets	901,624	815,408

Liabilities
Bank deposits	31,377	28,030
Repurchase agreements and stock lending	11,611	10,266
Deposits by banks	42,988	38,296
Customer deposits	355,719	343,186
Repurchase agreements and stock lending	29,270	27,112
Customer accounts	384,989	370,298
Debt securities in issue	27,148	31,150
Settlement balances	11,262	3,390
Short positions	21,793	20,809
Derivatives	322,390	254,705
Provisions, accruals and other liabilities	15,627	15,115
Retirement benefit liabilities	511	3,789
Deferred tax	824	882
Subordinated liabilities	20,113	19,847
Liabilities of disposal groups	252	2,980

Total liabilities	847,897	761,261

Equity
Non-controlling interests	820	716
Owners’ equity*
Called up share capital	11,756	11,625
Reserves	41,151	41,806

Total equity	53,727	54,147

Total liabilities and equity	901,624	815,408

* Owners’ equity attributable to:
Ordinary shareholders	47,066	47,480
Other equity owners	5,841	5,951

	52,907	53,431

Statutory results for further information see pages 66 to 119.

Highlights

RBS reported an operating loss before tax of £274 million in H1 2016 and a loss attributable to ordinary shareholders of £2,045 million.

Across our Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and Corporate & Institutional Banking (CIB) franchises, RBS reported an operating profit of £1,396 million in H1 2016 and £383 million in Q2 2016 and an adjusted operating profit(3)  of £2,070 million in H1 2016 and £1,047 million in Q2 2016.

Return on equity was (10.3%) in H1 2016 and (11%) for Q2 2016. Adjusted return on equity(3) across PBB, CPB and CIB was 11% for both H1 2016 and Q2 2016. Across RBS, net lending grew by 13% in H1 2016 on an annualised basis. Across PBB and CPB, net lending grew by 15% on an annualised basis in H1 2016. Common Equity Tier 1 ratio of 14.5% remains ahead of our 13.0% target. Leverage ratio was 5.2%.

H1 2016 Highlights
●

RBS reported a loss attributable to ordinary shareholders of £2,045 million for H1 2016, which included the final Dividend Access Share (DAS) dividend of £1,193 million in Q1 2016 and £1,315 million of litigation and conduct costs. These included provisions in respect of PPI, following the publication of the FCA Consultation Paper on 2 August 2016, the UK 2008 rights issue shareholder litigation, an industry-wide examination of tracker mortgages in Ulster Bank RoI and other matters in Q2 2016.

●

H1 2016 operating loss was £274 million compared with an operating profit of £261 million in H1 2015, principally due to increased litigation and conduct charges and increased IFRS volatility losses(1).

●

Adjusted operating profit (3) of £1,156 million was £1,737 million lower than H1 2015, principally due to increased losses in Capital Resolution, £1,087 million, and increased IFRS volatility losses(1), £668 million compared with a gain of £80 million in H1 2015. Across our PBB, CPB and CIB franchises, operating profit of £1,396 million was £110 million, or 9%, higher than H1 2015, whilst adjusted operating profit (3) of £2,070 million was £369 million, or 15% lower.

●

H1 2016 total income of £6,064 million was £1,192 million or 16% lower than in H1 2015. H1 2016 income across PBB and CPB was broadly stable compared with H1 2015. CIB total income of £818 million was £117 million or 13%, lower than H1 2015 including the impact of transfers out of £78 million. CIB adjusted (3)  income of £681 million was £146 million, or 18%, lower than H1 2015..

●

Operating expenses decreased by £1,387 million compared with H1 2015 principally due to lower  restructuring costs and included a £227 million VAT recovery following agreement with HMRC on recovery rates in previous years. Adjusted(3) operating expenses reduced by £547 million compared with H1 2015.

●

Cost: income ratio was 98% compared with 101% in H1 2015. Adjusted  cost:income ratio(3)  was 72% compared with 64% in H1 2015 as the reduction in adjusted  operating expenses(3) has been more than offset by lower adjusted income(3), principally relating to Capital Resolution and IFRS volatility losses.

●	Risk elements in lending (REIL) as a percentage of gross customer loans was 3.5%, 130 basis points lower than 30 June 2015 and 10 basis points lower than 31 March 2016.
●

Across RBS, net lending grew by 13% in H1 2016 on an annualised basis. PBB and CPB net loans and advances grew by 15% on an annualised basis with strong growth across both residential mortgage and commercial lending.

Highlights

Q2 2016 Highlights
●

Q2 2016 operating loss of £695 million compared with an operating profit of £421 million in Q1 2016 and £224 million in Q2 2015. Operating expenses increased by £1,089 million to £3,509 compared to Q1 2016 principally due to increased litigation and conduct costs despite the benefit of a £227 million VAT recovery, and a £37 million reduction in impairments. An adjusted operating profit (3) of £716 million was £276 million, or 63%, higher than Q1 2016. A £318 million reduction in adjusted operating expenses(3), has been partially offset by a £79 million, or 3%, fall in adjusted income(3). Across PBB, CPB and CIB income increased by £177 million, or 6%, to £3,059 million, adjusted income (3) increased by £171 million, or 6%, to £2,986 million compared with Q1 2016.

●

Across our PBB, CPB and CIB franchises an operating profit of £383 million, was £903 million lower than Q2 2015 and £630 million lower than Q1 2016. Adjusted operating profit (3) of £1,047 million in Q2 2016 was £24 million, or 2%, higher than Q1 2016. RBS return on equity was (11%). Across our PBB, CPB and CIB franchise adjusted return on equity(3) was 11%, in line with Q1 2016.

●	RBS has made progress on customer Net Promoter Score (NPS) with improvements across NatWest Personal, Royal Bank Business and Commercial customers in the last year.

H1 2016 Performance Summary

RBS Performance
●

RBS reported a loss attributable to ordinary shareholders of £2,045 million, compared with a loss of £179 million in H1 2015, which included the final DAS dividend of £1,193 million in Q1 2016 and £1,315 million of litigation and conduct costs. These included provisions in respect of PPI, the UK 2008 rights issue shareholder litigation, an industry-wide examination of tracker mortgages in Ulster Bank RoI and other matters in Q2 2016.

● Operating loss was £274 million in H1 2016 compared with an operating profit of £261 million in H1 2015. Adjusted operating profit (3) of £1,156 million was £1,737 million, or 60%, lower than H1 2015.
●

Net interest margin (NIM) of 2.18% for H1 2016 was 4 basis points higher than H1 2015 as the benefit associated with a reduction in low yielding assets more than offset modest asset margin pressure and mix impacts across PBB and CPB.

PBB, CPB and CIB Performance
●

Across our PBB, CPB and CIB franchises, operating profit of £1,396 million was £110 million or 9% higher, than H1 2015. An adjusted operating (3) profit  of £2,070 million, was £369 million, or 15%, lower than H1 2015.

●

UK Personal & Business Banking (UK PBB) operating profit of £553 million decreased from £771 million in H1 2015 largely due to a significant increase in litigation and conduct costs in H1 2016. Adjusted operating profit(3) of £1,065 million was £123 million, or 10%, lower than H1 2015 principally driven by an £83 million, or 6%, increase in adjusted operating(3) expenses reflecting a higher FSCS levy and increased technology investment. Net loans and advances grew by £13.1 billion, or 12%, principally driven by continued strong mortgage growth and we continue to see positive momentum across business and personal unsecured lending.

●

Ulster Bank RoI operating profit decreased by £132 million to £8 million compared with H1 2015 primarily due to an increase in litigation and conduct costs and a reduced level of impairment releases. Adjusted operating profit (3) of £122 million was £25 million, or 17%, lower than H1 2015 principally reflecting a reduced level of impairment releases.

Highlights

H1 2016 Performance Summary

●

Commercial Banking reported an operating profit of £612 million in H1 2016, £136 million, or 18%, lower than H1 2015. Adjusted operating profit(3) of £663 million was £160 million, or 19%, lower than H1 2015. Operating expenses increased by £101 million or 11% to £984 million and included transfers of £50 million(4), a £25 million intangible asset write-down and increased investment spend. Adjusted operating expenses(3) increased by £125 million, or 15%, to £933 million. A single name charge in respect of the Oil & Gas portfolio drove a £77 million increase in impairments. Commercial Banking net loans and advances increased by £10.8 billion, or 12%,to £99.2 billion including movements of £3.4 billion relating to business transfers (4).

●

Private Banking operating profit increased £43 million to £51 million compared with H1 2015 largely due to an £82 million intangible asset write down relating to restructuring costs recorded in H1 2015. Adjusted operating profit (3) of £73 million was £16 million, or 18%, lower as the business continues to invest in its infrastructure, whilst RBS International (RBSI) operating profit was stable at £106 million.

●

CIB income decreased by £117 million to £818 million in H1 2016. This included business transfers of £78 million(2) Adjusted income(3) of £681 million was £146 million, or 18%, lower than H1 2015, with operating profit of £89 million, £572 million higher than H1 2015 and adjusted operating profit(3) of £41 million, £46 million lower than H1 2015. Operating expenses including transfers of £23 million to Commercial Banking decreased from £1,423 million to £729 million in H1 2016 due to a lower level of litigation and conduct costs. Adjusted operating expenses(3) including transfers reduced by 14%, as CIB moves towards a lower cost base.

Capital Resolution & Central items
●

Capital Resolution reported an operating loss of £913 million in H1 2016, compared with a loss of £987 million in H1 2015, due to lower restructuring costs and lower litigation and conducts costs, partially offset by lower income and net impairment charge. Adjusted operating loss(3) was £983 million, compared with an adjusted operating profit(3) of £104 million in H1 2015; H1 2016 included a net impairment charge of £263 million, primarily related to the Shipping portfolio, compared with a release of £319 million in H1 2015. An additional £220 million valuation reserve was recorded in Q2 2016 following the EU Referendum. RWAs reduced by £26.3 billion from H1 2015 to £42.3 billion.

●

Central items not allocated represented a charge of £909 million in H1 2016, compared with a £301 million charge in H1 2015, and included increased litigation and conduct costs, a £668 million charge in respect of IFRS volatility (H1 2015 - £80 million gain), a £227 million VAT recovery and an FX gain of £253 million principally reflecting the significant weakening of sterling against the US dollar following the EU Referendum. Adjusted operating loss(3) of £128 million compared with a profit of £87 million in H1 2015.

Highlights

Q2 2016 Performance Summary

RBS Performance
●

A loss attributable to ordinary shareholders of £1,077 million was reported in Q2 2016 compared with a profit attributable to ordinary shareholders of £280 million in Q2 2015 and a loss attributable to ordinary shareholders of £968 million in Q1 2016, which included the final DAS dividend payment of £1,193 million.

●

An operating loss of £695 million in Q2 2016 compared with an operating profit of £224 million in Q2 2015 and £421 million in Q1 2016. Adjusted operating profit(3) of £716 million was £822 million lower than Q2 2015 but was £276 million higher than Q1 2016.

●

Restructuring costs were £392 million in the quarter, an increase of £154 million compared with Q1 2016, and included £187 million in respect of Williams & Glyn. Litigation and conduct costs of £1,284 million in Q2 2016 compared with £31 million in Q1 2016, and included an additional PPI provision, a provision in respect of the UK 2008 rights issue shareholder litigation, a provision in Ulster Bank RoI principally in respect of an industry-wide examination of tracker mortgages and various other matters.

●

The Q2 2016 results included a net strategic disposal gain of £201 million comprising: a £246 million gain on disposal of RBS’s stake in Visa Europe and a £45 million loss associated with the sale of our Russian subsidiary.

●

A loss of £67 million was recognised in Q2 2016 in respect of a cash tender of certain US dollar, sterling and euro senior debt securities. The tender offers were part of the on-going transition to a holding company capital and term funding model in line with regulatory requirements and included securities that RBS considers non-compliant for ‘Minimum Requirement for Own Funds and Eligible Liabilities’ (MREL) purposes. In addition, RBS recognised a loss of £63 million as a result of the redemption of three RBS NV trust preferred securities as part of simplification of the RBS NV balance sheet and management of our legacy capital securities.

● Q2 2016 NIM of 2.21% was 6 basis points higher than Q1 2016. NIM across our PBB and CPB franchises was 2.37% for Q2 2016 compared with 2.38% in Q1 2016.

PBB, CPB and CIB Performance
●

Across our PBB, CPB and CIB franchise an operating profit of £383 million, was £447 million lower than Q2 2015 and £630 million lower than Q1 2016. Adjusted operating profit (3) of £1,047 million, was £174 million lower than Q2 2015 but was £24 million higher than Q1 2016.

●

UK PBB operating profit decreased by £546 million to £24 million reflecting an increase in litigation and conduct charges, a £42 million FSCS levy charge, an intangible asset write-down and increased technology investment. Adjusted operating profit (3)  of £534 million was £69 million lower than Q2 2015, as a higher FSCS levy charge and increased technology investment drove a £64 million increase in adjusted operating expenses (3), and was broadly in line with Q1 2016.

●

Ulster Bank RoI operating loss was £53 million principally reflecting higher litigation and conduct costs. Adjusted operating profit (3) reduced by £27 million, compared with Q2 2015, to £58 million, principally reflecting reduced impairment releases, and was £6 million lower than Q1 2016.

●

Commercial Banking operating profit of £211 million compared with £401 million in Q1 2016. Adjusted operating profit (3) of £260 million was £188 million lower than Q2 2015 and £143 million lower than Q1 2016. Operating expenses increased by £108 million to £546 million compared with Q1 2016 reflecting a write-down of intangible assets and increased investment spend. A single name charge in the Oil & Gas portfolio drove a £75 million increase in impairments. Adjusted operating expenses(3) increased by £61 million to £497 million.

●

Private Banking operating profit increased by £31 million to £41 million. Adjusted operating profit(3)  of £47 million was in line with Q2 2015 but was £21 million higher than Q1 2016. RBSI operating profit of £51 million compared with £52 million in the prior quarter.

Highlights

●

CIB made an operating profit of £109 million, compared with an operating loss of £20 million in Q1 2016, reflecting higher income. An adjusted operating profit (3) of £95 million in Q2 2016 compared with losses of £13 million in Q2 2015 and £54 million in Q1 2016. Total income increased by £136 million to £477 million and included transfers(2) of £36 million. CIB adjusted income (3) of £404 million was £61 million higher than Q2 2015, and was £127 million higher than Q1 2016.

Capital Resolution & Central items
●

Capital Resolution operating losses increased by £311 million to £612 million, principally reflecting an additional £220 million valuation reserve following the EU Referendum, and higher level of losses as disposal activity increased in Q2 2016. Adjusted operating loss(3) of £606 million was £567 million higher than Q2 2015 and was £229 million up on Q1 2016, principally reflecting an additional £220 million valuation reserve following the EU Referendum. RWAs reduced by £5.3 billion in the quarter to £42.3 billion.

●

Central items not allocated represented a charge of £537 million in the quarter, compared with a £372 million charge in Q1 2016, and included litigation and conduct costs of £707 million. The quarter included a £227 million VAT recovery, a £201 million FX gain as the US dollar strengthened against sterling and a £312 million charge in respect of IFRS volatility (Q2 2015  £204 million; Q1 2016 - £356 million). Adjusted operating profit (3) of £179 million compared with a profit of £242 million in Q2 2015 and a loss of £307 million in Q1 2016.

Progress on 2016 targets

Whilst RBS remains committed to achieving its priority targets for 2016, we recognise that market conditions have become more uncertain following the EU Referendum result and we have updated our guidance as follows:

Strategy goal	2016 target	H1 2016 Progress (7)
Strength and sustainability	Maintain Bank CET1 ratio of 13%	CET1 ratio of 14.5%
	£2 billion AT1 issuance	Continue to plan to issue in 2016, subject to market conditions
Capital Resolution RWAs around £30 billion

RWAs down £6.7 billion to £42.3 billion in H1 2016. Following the EU Referendum, and the resultant significant weakening of sterling, we now anticipate that RWAs will be around £30 - £35 billion at the end of 2016

Customer experience	Narrow the gap to No.1 in NPS in every primary UK brand	Year on year Royal Bank of Scotland Business (Scotland) has narrowed the gap. NatWest Personal and RBSG Commercial have seen improvements in NPS
Simplifying the bank	Reduce operating expenses by £800 million	Operating expenses down £404 million(5) and we remain on track to achieve our target
Supporting growth	Net 4% growth in PBB and CPB customer loans	Net lending in PBB and CPB up 15%(6) on an annualised basis in the half year
Employee engagement	Raise employee engagement to within two points of the GFS norm	Reviewed annually during Q3

Notes:

(1)	IFRS volatility arises from the changes to fair value of hedges of loans which do not qualify for hedge accounting under IFRS.
(2)

CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £78 million for H1 2015 (Q2 2015 - £36 million) and expenses of £23 million for H1 2015 (Q2 2015 - £11 million).

(3)	For unadjusted operating profit and expenses see segment reconciliations on pages 17 to 19.
(4)	The portfolio transfers included operating expenses of £50 million for H1 2016 (Q2 2016 - £26 million) and net loans and advances to customers of £4.1 billion at 30 June 2016.
(5)

Operating expenses of £5,929 million for H1 2016 (H1 2015 - £7,316 million) excluding litigation and conduct costs of £1,315 million for H1 2016 (H1 2015 - £1,315 million), restructuring costs for H1 2016 £630 million (H1 2015 £1,470 million), write down of other intangible assets of £48 million for H1 2016, the operating costs of Williams & Glyn of £197 million for H1 2016 (H1 2015 - £161 million) and the VAT recovery of £227 million for H1 2016.

(6)	Net lending for RBS up 13% for H1 2016. on an annualised basis
(7)	Please refer to the section “Forward Looking Statements” on page 2 and “Risk Factors’ on pages 120 to 125.

Highlights

Building a stronger RBS

●	RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders.
●

CET1 remains ahead of our 13% target at 14.5%. The 10 basis point reduction in the quarter was driven by the attributable loss partially offset by the reduction in RWAs. RWAs decreased by £4.3 billion primarily reflecting disposals and run-off in Capital Resolution and a £3.9 billion reduction associated with the removal of Citizens operational risk RWAs following regulatory approval. Partially offsetting, the weakening of sterling, principally following the EU Referendum, increased RWAs by £4.4 billion. Leverage ratio decreased by 10 basis points to 5.2%.

●	Risk elements in lending (REIL) of £11.8 billion were 3.5% of gross customer loans, down from 3.6% at 31 March 2016 and 4.8% at 30 June 2015.
●

RBS continues to reposition and strengthen its balance sheet. In H1 2016, we completed two senior debt issuances (€1.5 billion seven year 2.5% notes and $1.5 billion ten year 4.8% notes) which are eligible to meet RBS’s MREL. In addition, we redeemed £2.3 billion of legacy US dollar, sterling and euro senior debt securities, including some that RBS considers non-compliant for MREL purposes.

●

In March 2016 RBS made a £4.2 billion payment into The Royal Bank of Scotland Group Pension Fund, being an accelerated payment of existing committed future contributions, and paid the final Dividend Access Share dividend of £1,193 million, actions that have been taken to help the long term resilience and normalise the ownership structure of the Bank.

●

During H1 2016 we completed the transfer of the Coutts International businesses in Asia and the Middle East to Union Bancaire Privée, the final milestone in the sale of our International Private Bank.  In addition, we completed the sale of our Russian subsidiary.

●

We continue to work on our ring fencing plans, which were submitted to the PRA in January 2016, and target operational compliance by 1 January 2019. Legal entity restructuring, including the establishment of a Ring-Fenced Bank Holding company, will begin in H2 2016 details of which will be provided in H2. We are actively liaising with key stakeholders including the regulators and employee representatives, and will engage with the credit rating agencies.

Highlights

Building the number one bank for customer service, trust and advocacy in the UK

●

RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending was £14.7 billion, representing a market share of approximately 12% compared with a quarter end stock share of 8.6%. We now have 1,001 mortgage advisors supporting our customers, an increase of 15% since H1 2015. We continue to see positive momentum across business banking and personal unsecured lending. Net lending in Commercial Banking increased by £7.9 billion in H1 2016, 17% growth on an annualised basis.

●	The Reward account continues to show positive momentum and now has 815,000 customer accounts compared with 202,000 as at 31 December 2015.
●

We continue to make better use of our digital channels to make it simpler to serve our customers and for them to do business with us. NatWest customers can now apply for personal loans or credit cards via the mobile app. We now have 4.1 million active users of our personal mobile app, up 25% in the last year, with 69,000 unsecured products applied for via the mobile app in H1 2016. We became the first UK based bank to launch Android fingerprint authentication, with 37% of app logins now biometric.

●

RBS became the first UK Bank to be accredited by the Royal National Institute for Blind People for making the voiceover mode simpler and easier to use for our visually impaired customers. In addition, we launched a new service for British Sign Language (BSL) customers, making it possible to instantly chat with an advisor through a BSL interpreter.

●

RBS continues to support UK business growth through the launch of three new business accelerator hubs in H1 2016, bringing the total to nine, with a further three more opening in H2 2016. This included the opening of an Entrepreneurial Centre in our Edinburgh headquarters. In addition, NatWest launched a £1 billion lending fund to support small businesses.

●

RBS is one of only two banks to achieve formal recognition from the Chartered Banker Professional Standards Board for excellence in monitoring the Foundation Standard for Professional Bankers. More than 94% of the in-scope employee population achieved this standard in 2015.

Highlights

Customer

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS for 2016. Year-on-year, NatWest Personal Banking, Royal Bank of Scotland Business Banking and Commercial Banking have improved.  In Scotland, we have narrowed the gap to number one in Business Banking.

In recent years, the bank has launched a number of initiatives to make it simpler, fairer and easier to do business, and it continues to deliver on the commitments that it made to its customers in 2014.

		Q2 2015	Q1 2016	Q2 2016	Year end 2016 target
Personal Banking	NatWest (England & Wales)(1)	8	13	12	15
	Royal Bank of Scotland (Scotland)(1)	-10	-6	-7	-5
	Ulster Bank (Northern Ireland)(2)	-11	-14	-16	-3
	Ulster Bank (Republic of Ireland)(2)	-14	-12	-11	-10
Business Banking	NatWest (England & Wales)(3)	4	9	4	13
	Royal Bank of Scotland (Scotland)(3)	-17	-7	-4	2
Ulster Bank Business & Commercial	Ulster Bank (Northern Ireland) (4)	n/a	-10	3	-4
Commercial Banking(5)		10	15	18	17

Highlights

Customer Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Customer trust in RBS has continued to improve and is at its highest in two years. NatWest has not changed since last quarter. Both are currently on track to meet the 2016 year end target.

		Q2 2015	Q1 2016	Q2 2016	Year end 2016 target
Customer trust(6)	NatWest (England & Wales)	48%	48%	48%	51%
	Royal Bank of Scotland (Scotland)	-2%	21%	23%	26%

Notes:

(1)

Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3387) Royal Bank of Scotland (Scotland) (527). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)

Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (372) Ulster Bank RoI (332) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)

Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1361), RBS Scotland (438). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland, 4 quarter rolling data.

(4)

Source: Charterhouse Research Business Banking Survey (NI). Latest base size: Ulster (362) Weighted by turnover and industry sector to be representative of businesses in Northern Ireland, 4 quarter rolling data.

In 2016 we switched the source of advocacy measurement for Ulster Bank Corporate NI to the Charterhouse Business Banking Study.  Charterhouse is a recognised, independent syndicate study that provides more frequent reporting of NPS as well as additional diagnostic customer feedback to help us improve the customer experience.

Ulster Bank Business & Commercial RoI reports annually.

(5)

Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (972). Weighted by region and turnover to be representative of businesses in Great Britain, 4 quarter rolling data.

(6)

Source: Populus. Latest quarter’s data.  Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (852), RBS Scotland (185).

Highlights

Williams & Glyn

On 28 April 2016 we announced that there was a significant risk that the separation and divestment of Williams & Glyn will not be achieved by 31 December 2017. RBS remains committed to meeting its State Aid obligations. Work has continued to explore alternative means to achieve separation and divestment and RBS has had positive discussions with a number of interested parties concerning an alternative transaction related to substantially all of the business previously described as Williams & Glyn. These discussions are at a preliminary stage and may or may not lead to a viable transaction.

Due to the complexities of Williams & Glyn's separation, whilst good progress has been made on the programme to create a cloned banking platform, the Board concluded that the risks and costs inherent in the programme are such that it would not be prudent to continue with this programme. RBS will instead prioritise exploring alternative means to achieve divestment.

Outlook

●

The outcome of the UK’s EU Referendum has created considerable uncertainty in our core market and we continue to assess all its implications. In the current low rate and low growth environment, achieving our longer term cost:income ratio and return targets by 2019 is likely to be more challenging.

●

We expect PBB and CPB income to be broadly stable in 2016 compared with 2015 as strong planned balance sheet growth, particularly in mortgages but also in core commercial lending, is balanced by headwinds from the reduction in interchange fees, low interest rates and the uncertain macroeconomic environment. In H1 2016 income across PBB and CPB was broadly stable. CIB income recovered in Q2 2016, following a difficult Q1 2016, and we now expect income to be stable in 2016 compared with 2015.

●	RBS remains on track to achieve an £800 million cost reduction in 2016. We retain our expectation that cost reduction will exceed any income erosion across our combined PBB, CPB and CIB businesses.
●

The impairment charge taken during H1 largely related to sector specific issues particularly in the Oil & Gas and Capital Resolution Shipping portfolios. There is a continuing risk of large single name/sector driven events across our portfolios given the uncertain macroeconomic environment. The outcome of the UK’s EU Referendum has increased the level of uncertainty however it is too early at this point to quantify the impact of any potential credit losses that may result.

●	Restructuring costs are expected to remain high in 2016, totalling over £1 billion. The H1 2016 restructuring charge was £630 million, of which £345 million related to Williams & Glyn.
●

We expect Capital Resolution disposal losses of approximately £1.5 billion, and we anticipate that we will incur most of the remaining losses in 2016 (2015 - £367 million). Losses of £368 million in H1 2016 include an impairment charge of £264 million in relation to the Shipping portfolio. Following the EU Referendum and the resultant significant weakening of sterling, we now anticipate that Capital Resolution RWAs will be around £30 - £35 billion by the end of 2016.

●

We continue to deal with a range of uncertainties in the external environment and we will also have to manage conduct-related investigations and litigation, including US RMBS, throughout 2016, and substantial related incremental provisions may be recognised during the remainder of the year.

Segment reconciliations

	PBB			CPB						Central
		Ulster		Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI		Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Half year ended 30 June 2016	£m	£m		£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	2,615	293		1,699	331	185	818	(172)	411	(116)	6,064
Own credit adjustments	-	(3)		-	-	-	(137)	(184)	-	(126)	(450)
Loss on redemption of own debt	-	-		-	-	-	-	-	-	130	130
Strategic disposals	-	-		-	-	-	-	51	-	(246)	(195)
Total income - adjusted	2,615	290		1,699	331	185	681	(305)	411	(358)	5,549
Operating expenses - statutory	(2,042)	(312)		(984)	(278)	(71)	(729)	(478)	(242)	(793)	(5,929)
Restructuring costs - direct	51	24		1	1	1	10	12	45	485	630
- indirect	60	1		40	19	2	23	25	-	(170)	-
Litigation and conduct costs	421	92		10	2	-	56	26	-	708	1,315
Operating expenses - adjusted	(1,510)	(195)		(933)	(256)	(68)	(640)	(415)	(197)	230	(3,984)
Impairment (loss)/releases	(40)	27		(103)	(2)	(11)	-	(263)	(17)	-	(409)
Operating profit/(loss) - adjusted	1,065	122		663	73	106	41	(983)	197	(128)	1,156

Additional information
Return on equity (1)	11.9%	0.6%		8.1%	5.1%	15.4%	0.8%	nm	nm	nm	(10.3%)
Return on equity - adjusted (1,2)	25.5%	9.3%		8.9%	7.6%	15.9%	(0.5%)	nm	nm	nm	(3.2%)
Cost income ratio	78%	106%		58%	84%	38%	89%	nm	59%	nm	98%
Cost income ratio - adjusted (3)	58%	67%		55%	77%	37%	94%	nm	48%	nm	72%

Quarter ended 30 June 2016
Income statement
Total income - statutory	1,340	135		846	166	95	477	(325)	206	60	3,000
Own credit adjustments	-	-		-	-	-	(73)	(76)	-	(45)	(194)
Loss on redemption of own debt	-	-		-	-	-	-	-	-	130	130
Strategic disposals	-	-		-	-	-		45	-	(246)	(201)
Total income - adjusted	1,340	135		846	166	(95)	404	(356)	206	(101)	2,735
Operating expenses - statutory	(1,292)	(202)		(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)
Restructuring costs - direct	38	18	-	-	-	1	10	5	25	295	392
- indirect	51	1		41	4	1	11	16	-	(125)	-
Litigation and conduct costs	421	92		8	2	-	38	16	-	707	1,284
Operating expenses - adjusted	(782)	(91)		(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)
Impairment (loss)/releases	(24)	14		(89)	-	(9)	-	(67)	(11)	-	(186)
Operating profit/(loss) - adjusted	534	58		260	47	53	95	(606)	96	179	716

Additional information
Return on equity (1)	(0.4%)	(8.2%)		4.9%	8.6%	15.0%	4.3%	nm	nm	nm	(11.0%)
Return on equity - adjusted (1,2)	24.2%	9.0%		6.6%	9.9%	15.7%	3.5%	nm	nm	nm	3.2%
Cost income ratio	96%	150%		65%	75%	37%	77%	nm	60%	nm	117%
Cost income ratio - adjusted (3)	58%	67%		59%	72%	35%	76%	nm	48%	nm	67%

For the notes to this table refer to page 19.

Segment reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Half year 30 June 2015*	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	2,633	270	1,657	326	185	935	712	414	124	7,256
Own credit adjustments	-	-	-	-	-	(108)	(142)	-	(38)	(288)
Strategic disposals	-	-	-	-	-	-	14	-	121	135
Total income - adjusted	2,633	270	1,657	326	(185)	827	584	414	207	7,103
Operating expenses - statutory	(1,844)	(207)	(883)	(321)	(82)	(1,423)	(2,018)	(161)	(377)	(7,316)
Restructuring costs - direct	2	16	11	2	-	41	169	-	1,229	1,470
- indirect	50	-	5	77	3	270	544	-	(949)	-
Litigation and conduct costs	365	(9)	59	2	-	367	506	-	25	1,315
Operating expenses - adjusted	(1,427)	(200)	(808)	(240)	(79)	(745)	(799)	(161)	(72)	(4,531)
Impairment (loss)/releases	(18)	77	(26)	3	(1)	5	319	10	(48)	321
Operating profit - adjusted	1,188	147	823	89	105	87	104	263	87	2,893

Additional information
Return on equity (1)	17.7%	11.3%	12.2%	(0.3%)	18.4%	(11.8%)	nm	nm	nm	(0.9%)
Return on equity - adjusted (1,2)	28.1%	11.9%	13.6%	8.5%	19.0%	0.6%	nm	nm	nm	10.4%
Cost income ratio	70%	77%	53%	98%	44%	152%	nm	39%	nm	101%
Cost income ratio - adjusted (3)	54%	74%	49%	74%	43%	90%	nm	39%	nm	64%

Quarter ended 31 March 2016

Income statement
Total income - statutory	1,275	158	853	165	90	341	153	205	(176)	3,064
Own credit adjustments	-	(3)	-	-	-	(64)	(108)	-	(81)	(256)
Strategic disposals	-	-	-	-	-	-	6	-	-	6
Total income - adjusted	1,275	155	853	165	90	277	51	205	(257)	2,814
Operating expenses - statutory	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)
Restructuring costs - direct	13	6	1	1	-	-	7	20	190	238
- indirect	9	-	(1)	15	1	12	9	-	(45)	-
Litigation and conduct costs	-	-	2	-	-	18	10	-	1	31
Operating expenses - adjusted	(728)	(104)	(436)	(137)	(35)	(331)	(232)	(98)	(50)	(2,151)
Impairment (loss)/releases	(16)	13	(14)	(2)	(2)	-	(196)	(6)	-	(223)
Operating profit/(loss) - adjusted	531	64	403	26	53	(54)	(377)	101	(307)	440

Additional information
Return on equity (1)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)
Return on equity - adjusted (1,2)	27.3%	9.2%	11.2%	5.1%	16.3%	(4.4%)	nm	nm	nm	(9.4%)
Cost income ratio	59%	70%	51%	93%	40%	106%	nm	58%	nm	79%
Cost income ratio - adjusted (3)	57%	67%	51%	83%	39%	119%	nm	48%	nm	76%
For the notes to this table refer to the next page. * restated refer to page 72 for further details.

Segment reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Quarter ended 30 June 2015*	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	1,319	132	868	161	92	405	254	210	296	3,737
Own credit adjustments	-	-	-	-	-	(62)	(77)	-	(29)	(168)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	-	-
Strategic disposals	-	-	-	-	-	-	-	-	-	-
Total income - adjusted	1,319	132	868	161	92	343	177	210	267	3,569
Operating expenses - statutory	(751)	(107)	(469)	(199)	(42)	(606)	(1,243)	(85)	(203)	(3,705)
Restructuring costs - direct	2	(16)	11	2	-	41	153	-	798	1,023
- indirect	20	1	6	80	1	179	360	-	(647)	-
Litigation and conduct costs	11	(9)	59	-	-	33	340	-	25	459
Write down of goodwill	-	-	-	-	-	-	-	-	-	-
Operating expenses - adjusted	(718)	(99)	(393)	(117)	(41)	(353)	(390)	(85)	(27)	(2,223)
Impairment (loss)/releases	2	52	(27)	2	1	(3)	174	(11)	2	192
Operating profit/(loss) - adjusted	603	85	448	46	52	(13)	(39)	114	242	1,538

Additional information
Return on equity (1)	27.2%	12.6%	12.1%	(9.9%)	18.1%	(10.2%)	nm	nm	nm	2.7%
Return on equity - adjusted (1,2)	28.9%	13.9%	14.9%	9.3%	18.4%	(1.9%)	nm	nm	nm	13.5%
Cost income ratio	57%	81%	54%	124%	46%	150%	nm	40%	nm	99%
Cost income ratio - adjusted (3)	54%	75%	45%	73%	45%	103%	nm	40%	nm	62%

* restated refer to page 72 for further details.

Notes:

(1)	For calculation details see footnote 4 on page 32 on segmental performance.
(2)	Calculated using adjusted segmental operating profit after tax.
(3)	Calculated using adjusted total income and adjusted operating expenses.

Analysis of results

The following table is on a statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Net interest income	£m	£m	£m	£m	£m

Net interest income	4,333	4,418	2,177	2,156	2,215
RBS

- UK Personal & Business Banking	2,109	2,067	1,090	1,019	1,035
- Ulster Bank RoI	198	190	93	105	95
- Commercial Banking	1,067	981	531	536	499
- Private Banking	226	219	113	113	109
- RBS International	151	152	76	75	76
- Corporate & Institutional Banking	43	30	24	19	16
- Capital Resolution	168	281	82	86	124
- Williams & Glyn	324	326	162	162	163
- Central items & other	47	172	6	41	98

Average interest-earning assets (IEA)
RBS	399,640	416,207	396,008	403,275	417,135

- UK Personal & Business Banking	138,192	128,485	140,591	135,793	128,957
- Ulster Bank RoI	24,233	23,136	24,288	24,178	23,029
- Commercial Banking	117,312	104,067	119,768	114,855	104,648
- Private Banking	16,441	15,716	16,622	16,259	15,855
- RBS International	21,436	20,527	21,798	21,075	20,416
- Corporate & Institutional Banking	11,745	18,702	11,923	11,568	23,128
- Capital Resolution	29,962	75,727	29,157	30,767	68,544
- Williams & Glyn	23,764	22,703	24,172	23,356	22,769
- Central items & other	16,555	7,144	7,689	25,424	9,789

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets of the banking business (1)	2.85%	2.96%	2.87%	2.82%	2.91%
Cost of interest-bearing liabilities of banking business	(1.03%)	(1.21%)	(1.02%)	(1.04%)	(1.17%)

Interest spread of banking business (2)	1.82%	1.75%	1.85%	1.78%	1.74%
Benefit from interest-free funds	0.36%	0.39%	0.36%	0.37%	0.39%

Net interest margin (3)
RBS	2.18%	2.14%	2.21%	2.15%	2.13%

- UK Personal & Business Banking (4)	3.07%	3.24%	3.12%	3.02%	3.22%
- Ulster Bank RoI (4)	1.64%	1.66%	1.54%	1.75%	1.65%
- Commercial Banking (4)	1.83%	1.90%	1.78%	1.88%	1.91%
- Private Banking (4)	2.76%	2.81%	2.73%	2.80%	2.76%
- RBS International (4)	1.42%	1.49%	1.40%	1.43%	1.49%
- Corporate & Institutional Banking	0.74%	0.32%	0.81%	0.66%	0.28%
- Capital Resolution	1.13%	0.75%	1.13%	1.12%	0.73%
- Williams & Glyn	2.74%	2.90%	2.70%	2.79%	2.87%

Average interest rates

Base rate	0.50	0.50	0.50	0.50	0.50
London inter-bank three month offered rates
- Sterling	0.59	0.57	0.58	0.59	0.57
- Eurodollar	0.63	0.27	0.64	0.62	0.28
- Euro	(0.22)	0.02	(0.26)	(0.19)	(0.01)

For notes to this table refer to next page.

Analysis of results

The following table is on a statutory basis.	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	%	%	%	%	%

Third party customer rates (5)
Third party customer asset rate
- UK Personal & Business Banking	3.96	4.19	3.96	3.95	4.18
- Ulster Bank RoI (6)	2.20	2.31	2.07	2.33	2.34
- Commercial Banking	2.85	2.97	2.82	2.87	2.96
- Private Banking	3.00	3.19	2.97	3.01	3.19
- RBS International	3.14	3.08	3.02	3.29	3.01
Third party customer funding rate
- UK Personal & Business Banking	(0.54)	(0.69)	(0.46)	(0.62)	(0.67)
- Ulster Bank RoI (6)	(0.56)	(0.97)	(0.53)	(0.59)	(0.90)
- Commercial Banking	(0.36)	(0.39)	(0.36)	(0.35)	(0.31)
- Private Banking	(0.22)	(0.27)	(0.20)	(0.23)	(0.25)
- RBS International	(0.18)	(0.38)	(0.13)	(0.24)	(0.38)

Notes:

(1)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(2)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(3)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(4)	PBB NIM was 2.86% (H1 2015 - 3.00%; Q2 2016 - 2.89%; Q1 2016 - 2.83%; Q2 2015 - 2.98%); CPB NIM was 1.87% (H1 2015 - 1.94%; Q2 2016 - 1.83%; Q1 2016 - 1.91%; Q2 2015 - 1.95%).
(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)

Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Analysis of results

The following table is on a statutory basis.

	Half year ended			Half year ended
	30 June 2016			30 June 2015*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
Average balance sheet	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	66,179	115	0.35	75,199	197	0.53
Loans and advances to customers	287,575	5,364	3.75	304,857	5,771	3.82
Debt securities	45,886	177	0.78	36,151	139	0.78

Interest-earning assets
- banking business (1)	399,640	5,656	2.85	416,207	6,107	2.96
- trading business (2)	132,839			151,588

Non-interest earning assets	339,014			493,178

Total assets	871,493			1,060,973

Memo: Funded assets	535,848			701,616

Liabilities
Deposits by banks	4,437	12	0.54	6,806	25	0.74
Customer accounts	233,165	575	0.50	239,640	758	0.64
Debt securities in issue	18,022	298	3.33	30,294	412	2.74
Subordinated liabilities	19,130	442	4.65	20,023	442	4.45
Internal funding of trading business	(17,508)	(4)	0.05	(15,505)	52	(0.68)

Interest-bearing liabilities
- banking business	257,246	1,323	1.03	281,258	1,689	1.21
- trading business (2)	141,714			159,632

Non-interest-bearing liabilities
- deposits	84,660			80,207
- other liabilities	333,459			479,493
Equity (3)	54,414			60,383

Total liabilities and equity	871,493			1,060,973

* restated refer to page 72 for further details.

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary shareholders of £46,443 million (H1 2015 - £49,986 million)

Analysis of results

Key points

H1 2016 compared with H1 2015

●

Net interest income of £4,333 million decreased £85 million, or 2%, compared with H1 2015 principally driven by a £113 million reduction in Capital Resolution in line with the planned shrinkage of the balance sheet.

●

NIM was 2.18% for H1 2016, 4 basis points higher than H1 2015 as the benefit associated with reductions in the low yielding ‘non-core’ assets has been partially offset by modest asset margin pressure and mix impacts across PBB and CPB.

●

In UK PBB, NIM decreased by 17 basis points to 3.07% compared with H1 2015 reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR mortgages represented 12% of the mortgage book as at 30 June 2016 compared with 18% a year earlier.

●	Commercial Banking NIM declined by 7 basis points reflecting asset margin pressure and an increased allocation of the low yielding liquidity portfolio.

Q2 2016 compared with Q1 2016

●

Net interest income of £2,177 million was £21 million higher than Q1 2016 principally driven by a £71 million increase in UK PBB reflecting deposit re-pricing, strong volume growth and a release of previously suspended credit card interest of £32 million.

●	NIM was 2.21% for Q2 2016, 6 basis points higher than Q1 2016 as low yielding non-core and liquid assets become a smaller proportion of the overall book.
●	NIM for our combined PBB and CPB franchises was 2.37% in Q2 2016 compared with 2.38% in Q1 2016.
●

UK PBB NIM increased by 10 basis points to 3.12% reflecting a release of suspended interest, 9 basis points, and deposit re-pricing whilst Commercial Banking NIM decreased by 10 basis points to 1.78% principally driven by an increased allocation of the low yielding liquidity portfolio.

Q2 2016 compared with Q2 2015

●	Net interest income of £2,177 million was £38 million lower than Q2 2015 and included a £42 million reduction in Capital Resolution in line with planned shrinkage of the balance sheet.
●	NIM was 8 basis points higher than Q2 2015 principally reflecting the benefit associated with reductions in the low yielding ‘non-core’ assets.

Analysis of results

The following table reconciles the adjusted non-interest income (a non-GAAP financial measure) to non-interest income reported on a statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable (1)	1,676	1958	810	866	969
Fees and commissions payable (1)	(392)	(363)	(180)	(212)	(186)

Income from trading activities
- adjusted basis (1)	(267)	665	(157)	(110)	430
- own credit adjustments	250	210	102	148	115
Statutory basis	(17)	875	(55)	38	545

Own credit adjustments (2)
- adjusted basis	450	288	194	256	168
- income from trading activities	(250)	(210)	(102)	(148)	(115)
- other operating income	(200)	(78)	(92)	(108)	(53)
Statutory basis	-	-	-	-	-

Loss on redemption of own debt	(130)	-	(130)	-	-

Strategic disposals (2)
- adjusted basis	195	(135)	201	(6)	-
- other operating income	(195)	135	(201)	6	-
Statutory basis	-	-	-	-	-

Other operating income
- adjusted basis (1)	199	425	85	114	141
- own credit adjustments	200	78	92	108	53
- strategic disposals	195	(135)	201	(6)	-
Statutory basis	594	368	378	216	194

Total non-interest income - adjusted basis (1)	1,216	2,685	558	658	1,354

Total non-interest income - statutory basis	1,731	2,838	823	908	1,522

Note:

(1)	Adjusted basis is calculated as total income before own credit adjustments, loss on redemption of own debt and strategic disposals.
(2)	Items reallocated to other income lines, not reconciling items

Key points

H1 2016 compared with H1 2015

●

Non-interest income was £1,731 million, a reduction of £1,107 million, or 39%, compared with H1 2015. Capital Resolution non-interest income fell by £771 million reflecting planned asset disposals and an additional £220 million funding valuation adjustment in Q2 2016 (H1 2016 - £330 million) following the EU Referendum. CIB income reduced by £130 million reflecting the reduced scale of the business. In addition, we recognised a £668 million charge for volatile items under IFRS in Treasury compared with an £80 million gain in H1 2015.  Partially offsetting this, we reported a strategic disposal gain of £195 million, versus a loss of £135 million in H1 2015, and recognised an FX gain of £253 million principally reflecting the significant weakening of sterling against the dollar following the EU Referendum.

Analysis of results

Key points (continued)

●

Net fees and commissions decreased by £311 million, or 19%, compared with H1 2015 reflecting the planned Capital Resolution asset run-down, £131 million, lower CIB income, down £133 million, and lower credit card interchange fees in UK PBB, down £41 million.

●

Losses from trading activities totalled £17 million compared with income of £875 million in H1 2015, reflecting an increased charge for volatile items under IFRS as well as increased losses in Capital Resolution (including an incremental £220 million funding valuation adjustment in Q2 2016).

●

Other operating income of £594 million was £225 million higher than H1 2015 mainly reflecting gains from strategic disposals.  On an adjusted basis other operating income of £199 million was £226 million lower than H1 2015 principally reflecting the planned Capital Resolution asset run-down as well as equity disposal and fair value gains of £75 million reported in Commercial Banking in H1 2015.

Q2 2016 compared with Q1 2016

●

Non-interest income reduced by £85 million to £823 million.  Capital Resolution non-interest income fell by £474 million reflecting planned asset disposals, including disposal losses of £102 million, and an additional £220 million funding valuation adjustment following the EU Referendum. Partially offsetting, CIB non-interest income increased by £131 million principally reflecting robust levels of customer activity within the Rates business.  In addition, we recognised a £246 million gain on the disposal of our stake in Visa Europe.

Q2 2016 compared with Q2 2015

●

Non-interest income reduced by £699 million largely reflecting a £537 million fall in Capital Resolution. In addition, a £312 million IFRS volatility charge was reported in Treasury compared with a gain of £204 million in Q2 2015.

Analysis of results

The following tables reconcile the adjusted operating expenses (a non-GAAP financial measure) to operating expenses reported on a statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015*	2016	2016	2015*
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- adjusted basis (1)	(2,329)	(2,543)	(1,127)	(1,202)	(1,258)
- restructuring costs	(366)	(344)	(245)	(121)	(288)
Statutory basis	(2,695)	(2,887)	(1,372)	(1,323)	(1,546)

Premises and equipment
- adjusted basis (1)	(630)	(709)	(315)	(315)	(298)
- restructuring costs	(22)	(36)	(13)	(9)	(28)
Statutory basis	(652)	(745)	(328)	(324)	(326)

Other administrative expenses
- adjusted basis (1)	(625)	(861)	(179)	(446)	(481)
- litigation and conduct costs	(1,315)	(1,315)	(1,284)	(31)	(459)
- restructuring costs	(199)	(190)	(101)	(98)	(87)
Statutory basis	(2,139)	(2,366)	(1,564)	(575)	(1,027)

Restructuring costs (2)
- adjusted basis	(630)	(1,470)	(392)	(238)	(1,023)
- staff costs	366	344	245	121	288
- premises and equipment	22	36	13	9	28
- other administrative expenses	199	190	101	98	87
- depreciation and amortisation	2	294	2	-	14
- write-down of other goodwill and other intangible assets	41	606	31	10	606
Statutory basis	-	-	-	-	-

Litigation and conduct costs (2)
- adjusted basis	(1,315)	(1,315)	(1,284)	(31)	(459)
- other administrative expenses	1,315	1,315	1,284	31	459
Statutory basis	-	-	-	-	-

Depreciation and amortisation
- adjusted basis (1)	(352)	(418)	(174)	(178)	186
- restructuring costs	(2)	(294)	(2)	-	(14)
Statutory basis	(354)	(712)	(176)	(178)	200

Write-down of other intangible assets
- adjusted basis (1)	(48)	-	(38)	(10)	-
- write-off of goodwill and other intangible assets	48	-	38	10	-
Statutory basis	-	-	-	-	-

Write-down of other goodwill and other intangible assets
- write-off of other intangible assets	(48)	-	(38)	(10)	-
- restructuring costs	(41)	(606)	(31)	(10)	(606)
Statutory basis	(89)	(606)	69	(20)	(606)

Operating expenses - adjusted basis	(3,984)	(4,531)	(1.833)	(2,151)	(2,223)

Operating expenses - statutory basis	(5,929)	(7,316)	(3,509)	(2,420)	(3,705)

*Restated – refer to page 72 for further details

Notes:

(1)	Adjusted basis is calculated as Operating expenses before restructuring costs and litigation and conduct costs.
(2)	Items reallocated to other expense lines, not reconciling items

Analysis of results

Key points

H1 2016 compared with H1 2015

●

Operating expenses of £5,929 million were £1,387 million, or 19%, lower than H1 2015 reflecting lower restructuring costs of £630 million (H1 2015 - £1,470 million) and a £547 million, or 12% reduction in adjusted operating expenses.

●

Adjusted operating expenses fell by £547 million, or 12%, from H1 2015 to £3,984 million this included expenses associated with Williams & Glyn, write down of intangible assets (£48 million) and a £227 million VAT recovery. Adjusted operating expenses reduced by £404million(1)   and remain on target to achieve an £800 million reduction for the year.

●	Staff costs of £2,695 million were down £192 million, or 7%, principally reflecting reduced headcount in Capital Resolution and CIB.
●	Restructuring costs of £630 million in H1 2016 included £345 million in respect of Williams & Glyn separation costs.
●

Litigation and conduct costs of £1,315 million included an additional PPI provision following the publication of the FCA Consultation Paper on 2 August 2016, a provision in respect of the UK 2008 rights issue shareholder litigation, a provision in Ulster Bank RoI principally in respect of an industry-wide examination of tracker mortgages and various other matters.

Q2 2016 compared with Q1 2016

●

Operating expenses of £3,509 million were £1,089 million higher than Q1 2016. A £1,253 million increase in litigation and conduct costs and a £154 million increase in restructuring costs were partially offset by a £318 million reduction in adjusted operating expenses.

Q2 2016 compared with Q2 2015

●

Operating expenses were £196 million lower than Q2 2015 reflecting a £631 million reduction in restructuring costs benefiting from a £227 million VAT recovery, partially offset by a £825 million increase in litigation and conduct costs.

Note:

(1)

Operating expenses of £5,929 million for H1 2016 (H1 2015 - £7,316 million) excluding litigation and conduct costs of £1,315 million for H1 2016 (H1 2015 - £1,315 million), restructuring costs for H1 2016 £630 million (H1 2015 £1,470 million), write down of other intangible assets of £48 million for H1 2016, the operating costs of Williams & Glyn of £197 million for H1 2016 (H1 2015 - £161 million) and the VAT recovery of £227 million for H1 2016.

Analysis of results

The following table is on a statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Impairment losses/(releases)	£m	£m	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	358	(120)	172	186	(105)
- collectively assessed	43	5	27	16	(7)
- latent	11	(316)	(10)	21	(91)

Total loan impairment losses/(releases)	412	(431)	189	223	(203)
Securities	(3)	110	(3)	-	11

Total impairment losses/(releases)	409	(321)	186	223	(192)

			30 June	31 March	31 December
Credit metrics (1)			2016	2016	2015

Gross customer loans			£333,017m	£325,339m	£315,111m
Loan impairment provisions			£6,456m	£6,701m	£7,139m
Risk elements in lending (REIL)			£11,789m	£11,867m	£12,157m
Provisions as a % of REIL			55%	57%	59%
REIL as a % of gross customer loans			3.5%	3.6%	3.9%

Note:

(1)	Includes disposal groups and excludes reverse repos.

Key points

H1 2016 compared with H1 2015

●	A net impairment loss of £409 million was reported in H1 2016 compared with a release of £321 million in H1 2015.
●

Capital Resolution reported an impairment loss of £263 million compared with a release of £319 million in H1 2015. The charge for the half year included £264 million in relation to exposures in the Shipping portfolio reflecting difficult conditions in some parts of the sector.

●

Commercial Banking reported an impairment loss of £103 million compared with a charge of £26 million in H1 2015, with the uplift primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.

●	Ulster Bank RoI reported a net impairment release of £27 million compared with a £77 million release in H1 2015.
●

REIL of £11.8 billion were 3.5% of gross customer loans compared with 3.9% at 31 December 2015.  Provision coverage was 55% compared with 59% at 31 December 2015. Exchange rate movements added £0.8 billion to REIL during H1 2016.

Q2 2016 compared with Q1 2016

●	A net impairment loss of £186 million was reported in Q2 2016 compared with a loss of £223 million in Q1 2016.
●

Capital Resolution reported a net impairment loss of £67 million compared with a loss of £196 million in Q1 2016 principally reflecting a reduced charge on the Shipping portfolio. Commercial Banking reported a charge of £89 million compared with a charge of £14 million in Q1 2016 with the increase primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.

●	REIL of £11.8 billion were 3.5% of gross customer loans compared with 3.6% in Q1 2016.

Q2 2016 compared with Q2 2015

●

A net impairment loss of £186 million in Q2 2016 compared with a release of £192 million in Q2 2015. Capital Resolution reported a charge of £67 million compared with a release of £174 million in Q2 2015. Commercial Banking reported a charge of £89 million compared with a charge of £27 million in Q2 2015, with the uplift primarily reflecting a single name charge on the Oil & Gas portfolio.

Analysis of results

Selected credit risk portfolios
	30 June 2016		31 December 2015*
	Current	Potential	Current	Potential
	exposure	exposure	exposure	exposure
Natural Resources (1)	£m	£m	£m	£m

Oil & Gas	3,298	6,356	3,544	6,798
Mining & Metals	816	1,941	729	1,823
Electricity	3,374	8,583	2,851	7,683
Water & Waste	5,347	8,665	4,657	8,261

	12,835	25,545	11,781	24,565

Commodity Traders (2)	564	1,080	900	1,320
Of which: Natural Resources	427	759	521	752

Shipping	6,765	7,246	6,776	7,301

	30 June 2016		31 December 2015*
	Current	Potential	Current	Potential
	exposure	exposure	exposure	exposure
Emerging markets (1)	£m	£m	£m	£m

India	1,330	1,393	1,634	1,733
China	661	860	960	1,150

*Restated - refer to page 17 in Appendix 1 for further details.

Notes:

(1)	Refer to Appendix 1 for further details and definitions.
(2)	Represent customers in a number of industry sectors, predominantly Natural Resources above.

Key points

●

Oil & Gas: Potential exposure decreased by 6.5% due to active credit management and the continued run-off of the North American and Asia-Pacific portfolios. The portfolio in Commercial Banking saw an impairment charge of £97 million in Q2 2016 primarily from a single name.

●

Mining & Metals: Potential exposure was relatively unchanged with the increase mainly driven by foreign exchange movements (64% of the portfolio is denominated in US dollars). Foreign exchange movements increased exposure by £0.1 billion partially offset by a 2.5% decrease in asset balances

●

Shipping: Most of the portfolio related to exposure secured by ocean-going vessels managed by Capital Resolution. The impact of foreign exchange movements (£0.7 billion increase) was fully offset by a 10% fall in asset balances. Impairment provisions were £445 million at 30 June 2016 up from £181 million at 31 December 2015.

●	Exposure to most emerging markets decreased in H1 2016 as RBS continued to implement its strategy to withdraw from non-strategic countries.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)		PRA transitional basis
	30 June	31 December	30 June	31 December
	2016	2015	2016	2015
Risk asset ratios	%	%	%	%

CET1	14.5	15.5	14.5	15.5
Tier 1	15.4	16.3	17.7	19.1
Total	19.0	19.6	23.0	24.7

Capital	£m	£m	£m	£m

Tangible equity	40,541	40,943	40,541	40,943

Expected loss less impairment provisions	(831)	(1,035)	(831)	(1,035)
Prudential valuation adjustment	(603)	(381)	(603)	(381)
Deferred tax assets	(1,040)	(1,110)	(1,040)	(1,110)
Own credit adjustments	(587)	(104)	(587)	(104)
Pension fund assets	(209)	(161)	(209)	(161)
Cash flow hedging reserve	(1,603)	(458)	(1,603)	(458)
Other deductions	(14)	(86)	(14)	(64)

Total deductions	(4,887)	(3,335)	(4,887)	(3,313)

CET1 capital	35,654	37,608	35,654	37,630
AT1 capital	1,997	1,997	7,756	8,716

Tier 1 capital	37,651	39,605	43,410	46,346
Tier 2 capital	9,028	8,002	13,043	13,619

Total regulatory capital	46,679	47,607	56,453	59,965

Risk-weighted assets

Credit risk
- non-counterparty	172,500	166,400
- counterparty	26,100	23,400
Market risk	20,900	21,200
Operational risk	25,700	31,600

Total RWAs	245,200	242,600

Leverage (2)

Derivatives	326,000	262,500
Loans and advances	348,500	327,000
Reverse repos	45,800	39,900
Other assets	181,300	186,000

Total assets	901,600	815,400
Derivatives
- netting and variation margin	(328,400)	(258,600)
- potential future exposures	75,500	75,600
Securities financing transactions gross up	3,200	5,100
Undrawn commitments	63,200	63,500
Regulatory deductions and other adjustments	5,600	1,500

Leverage exposure	720,700	702,500

Tier 1 capital	37,651	39,605

Leverage ratio %	5.2	5.6

Average leverage exposure (3)	717,167

Average Tier 1 capital (3)	38,561

Average leverage ratio% (3)	5.4

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with the effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on AFS securities which have been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR 1 Tier capital and leverage exposure under the CRR Delegated Act.
(3)	Based on averages of last three quarter end positions.

Analysis of results

Key points

●

The CET1 ratio decreased by 100 basis points in H1 2016 to 14.5% primarily reflecting management actions to normalise the ownership structure and improve the long-term resilience of RBS. These actions included the final Dividend Access Share payment of £1.2 billion and the accelerated payment of £4.2 billion relating to the outstanding deficit on the pension Main Scheme. Additional litigation and conduct charges contributed to a £2.0 billion reduction in CET1 capital.

●

RWAs increased by £2.6 billion to £245.2 billion during H1 2016 reflecting lending growth in UK PBB and Commercial Banking and the adverse impact of exchange rate movements of £7.5 billion mainly due to weakening of sterling following the EU Referendum. These are partially offset by the reductions in RWAs due to disposals and run-off in Capital Resolution and the removal of the element of operational risk RWAs relating to Citizens, following regulatory approval.

●

There was a 10 basis points decrease in the CET1 ratio in Q2 2016 driven by a £0.7 billion decrease in CET 1 capital in Q2 2016, offset by £4.3 billion reduction in RWAs. The reduction in RWAs related to disposals and run-off in Capital Resolution, and removal of that element of operational risk RWAs relating to Citizens, following regulatory approval (£3.9 billion); these were partly offset by the weakening of sterling mainly due to the EU Referendum (£4.4 billion).

●	Leverage ratio decreased by 40 basis points in H1 2016 to 5.2% driven by growth in mortgages and commercial lending as well as the reduction in Tier 1 capital.

Segment performance

	Half year ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,109	198	1,067	226	151	43	168	324	47	4,333
Other non-interest income	506	92	632	105	34	638	(473)	87	(405)	1,216
Total income - adjusted (2)	2,615	290	1,699	331	185	681	(305)	411	(358)	5,549
Own credit adjustments	-	3	-	-	-	137	184	-	126	450
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposals	-	-	-	-	-	-	(51)	-	246	195
Total income	2,615	293	1,699	331	185	818	(172)	411	(116)	6,064
Direct expenses - staff costs	(361)	(97)	(265)	(77)	(22)	(131)	(62)	(125)	(1,189)	(2,329)
- other costs	(162)	(13)	(111)	(23)	(8)	(21)	(64)	(33)	(1,220)	(1,655)
Indirect expenses	(987)	(85)	(557)	(156)	(38)	(488)	(289)	(39)	2,639	-
Operating expenses - adjusted (3)	(1,510)	(195)	(933)	(256)	(68)	(640)	(415)	(197)	230	(3,984)
Restructuring costs - direct	(51)	(24)	(1)	(1)	(1)	(10)	(12)	(45)	(485)	(630)
- indirect	(60)	(1)	(40)	(19)	(2)	(23)	(25)	-	170	-
Litigation and conduct costs	(421)	(92)	(10)	(2)	-	(56)	(26)	-	(708)	(1,315)

Operating expenses	(2,042)	(312)	(984)	(278)	(71)	(729)	(478)	(242)	(793)	(5,929)

Operating profit/(loss) before impairment losses	573	(19)	715	53	114	89	(650)	169	(909)	135
Impairment (losses)/releases	(40)	27	(103)	(2)	(11)	--	(263)	(17)	--	(409)

Operating profit/(loss)	533	8	612	51	103	89	(913)	152	(909)	(274)

Operating profit/(loss) - adjusted (2,3)	1,065	122	663	73	106	41	(983)	197	(128)	1,156
Additional information
Return on equity (4)	11.9%	0.6%	8.1%	5.1%	15.4%	0.8%	nm	nm	nm	(10.3%)
Return on equity - adjusted (2,3,4)	25.5%	9.3%	8.9%	7.6%	15.9%	(0.5%)	nm	nm	nm	(3.2%)
Cost:income ratio	78%	106%	58%	84%	38%	89%	nm	59%	nm	98%
Cost:income ratio - adjusted (2,3)	58%	67%	55%	77%	37%	94%	nm	48%	nm	72%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	--	2.4	0.4	--	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	--	--	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2

For the notes to this table refer to page 36. nm = not meaningful

Segment performance

	Quarter ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,090	93	531	113	76	24	82	162	6	2,177
Other non-interest income	250	42	315	53	19	380	(438)	44	(107)	558
Total income - adjusted (2)	1,340	135	846	166	95	404	(356)	206	(101)	2,735

Own credit adjustments	-	-	-	-	-	73	76	-	45	194
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposals	-	-	-	-	-	-	(45)	-	246	201
Total income	1,340	135	846	166	95	477	(325)	206	60	3,000
Direct expenses - staff costs	(180)	(46)	(134)	(37)	(12)	(64)	(17)	(63)	(574)	(1,127)
- other costs	(99)	(2)	(62)	(9)	(3)	(7)	(31)	(18)	(475)	(706)
Indirect expenses	(503)	(43)	(301)	(73)	(18)	(238)	(135)	(18)	1,329	-
Operating expenses - adjusted (3)	(782)	(91)	(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)

Restructuring costs - direct	(38)	(18)	-	-	(1)	(10)	(5)	(25)	(295)	(392)
- indirect	(51)	(1)	(41)	(4)	(1)	(11)	(16)	-	125	-
Litigation and conduct costs	(421)	(92)	(8)	(2)	-	(38)	(16)	-	(707)	(1,284)

Operating expenses	(1,292)	(202)	(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)

Operating profit/(loss) before impairment losses	48	(67)	300	41	60	109	(545)	82	(537)	(509)
Impairment (losses)/releases	(24)	14	(89)	-	(9)	-	(67)	(11)	-	(186)

Operating profit/(loss)	24	(53)	211	41	51	109	(612)	71	(537)	(695)

Operating profit/(loss) - adjusted (2,3)	534	58	260	47	53	95	(606)	96	179	716
Additional information
Return on equity (4)	(0.4%)	(8.2%)	4.9%	8.6%	15.0%	4.3%	nm	nm	nm	(11.0%)
Return on equity - adjusted (2,3,4)	24.2%	9.0%	6.6%	9.9%	15.7%	3.5%	nm	nm	nm	3.2%
Cost:income ratio	96%	150%	65%	75%	37%	77%	nm	60%	nm	117%
Cost:income ratio - adjusted (2,3)	58%	67%	59%	72%	35%	76%	nm	48%	nm	67%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	-	2.4	0.4	-	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	-	-	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2

For the notes to this table refer to page 36. nm = not meaningful

Segment performance

	Half year 30 June 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,067	190	981	219	152	30	281	326	172	4,418
Other non-interest income	566	80	676	107	33	797	303	88	35	2,685
Total income - adjusted (2)	2,633	270	1,657	326	185	827	584	414	207	7,103

Own credit adjustments	-	-	-	-	-	108	142	-	38	288
Strategic disposal	-	-	-	-	-	-	(14)	-	(121)	(135)
Total income	2,633	270	1,657	326	185	935	712	414	124	7,256
Direct expenses - staff costs	(400)	(80)	(242)	(90)	(21)	(188)	(182)	(97)	(1,243)	(2,543)
- other costs	(122)	(35)	(104)	(17)	(8)	(53)	(107)	(16)	(1,526)	(1,988)
Indirect expenses	(905)	(85)	(462)	(133)	(50)	(504)	(510)	(48)	2,697	-
Operating expenses - adjusted (3)	(1,427)	(200)	(808)	(240)	(79)	(745)	(799)	(161)	(72)	(4,531)

Restructuring costs - direct	(2)	(16)	(11)	(2)	-	(41)	(169)	-	(1,229)	(1,470)
- indirect	(50)	-	(5)	(77)	(3)	(270)	(544)	-	949	-
Litigation and conduct costs	(365)	9	(59)	(2)	-	(367)	(506)	-	(25)	(1,315)

Operating expenses	(1,844)	(207)	(883)	(321)	(82)	(1,423)	(2,018)	(161)	(377)	(7,316)

Operating profit/(loss) before impairment losses	789	63	774	5	103	(488)	(1,306)	253	(253)	(60)
Impairment (losses)/releases	(18)	77	(26)	3	(1)	5	319	10	(48)	321

Operating profit/(loss)	771	140	748	8	102	(483)	(987)	263	(301)	261

Operating profit/(loss) - adjusted (2,3)	1,188	147	823	89	105	87	104	263	87	2,893
Additional information
Return on equity (4)	17.7%	11.3%	12.2%	(0.3%)	18.4%	(11.8%)	nm	nm	nm	(0.9%)
Return on equity - adjusted (2,3,4)	28.1%	11.9%	13.6%	8.5%	19.0%	0.6%	nm	nm	nm	10.4%
Cost:income ratio	70%	77%	53%	98%	44%	152%	nm	39%	nm	101%
Cost:income ratio - adjusted (2,3)	54%	74%	49%	74%	43%	90%	nm	39%	nm	64%
Total assets (£bn)	139.5	21.6	132.1	18.0	23.7	256.6	247.5	23.9	102.1	965.0
Funded assets (£bn)	139.5	21.5	132.1	17.9	23.7	145.4	79.2	23.9	99.5	682.7
Net loans and advances to customers (£bn)	112.9	16.4	88.4	10.9	6.6	22.1	36.7	19.5	66.0	379.5
Risk elements in lending (£bn)	3.1	3.8	2.2	0.2	0.1	-	7.6	0.5	1.2	18.7
Impairment provisions (£bn)	(2.2)	(2.0)	(0.8)	-	(0.1)	-	(5.2)	(0.3)	(0.7)	(11.3)
Customer deposits (£bn)	133.2	13.1	89.5	23.2	21.1	8.6	28.0	23.4	72.4	412.5
Risk-weighted assets (RWAs) (£bn)	34.6	19.2	64.0	8.2	7.7	41.8	68.6	10.3	72.0	326.4
RWA equivalent (£bn)	37.4	18.6	70.1	8.2	7.7	42.5	72.8	10.6	72.3	340.2
Employee numbers (FTEs - thousands)	22.8	2.4	5.7	2.0	0.6	1.5	2.0	4.6	50.0	91.6

For the notes to this table refer to page 36. nm = not meaningful

Segment performance

	Quarter ended 31 March 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,019	105	536	113	75	19	86	162	41	2,156
Other non-interest income	256	50	317	52	15	258	(35)	43	(298)	658
Total income - adjusted (2)	1,275	155	853	165	90	277	51	205	(257)	2,814

Own credit adjustments	-	3	-	-	-	64	108	-	81	256
Strategic disposals	-	-	-	-	-	-	(6)	-	-	(6)
Total income	1,275	158	853	165	90	341	153	205	(176)	3,064
Direct expenses - staff costs	(181)	(51)	(131)	(40)	(10)	(67)	(45)	(62)	(615)	(1,202)
- other costs	(63)	(11)	(49)	(14)	(5)	(14)	(33)	(15)	(745)	(949)
Indirect expenses	(484)	(42)	(256)	(83)	(20)	(250)	(154)	(21)	1,310	-
Operating expenses - adjusted (3)	(728)	(104)	(436)	(137)	(35)	(331)	(232)	(98)	(50)	(2,151)

Restructuring costs - direct	(13)	(6)	(1)	(1)	-	-	(7)	(20)	(190)	(238)
- indirect	(9)	-	1	(15)	(1)	(12)	(9)	-	45	-
Litigation and conduct costs	-	-	(2)	-	-	(18)	(10)	-	(1)	(31)

Operating expenses	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)

Operating profit/(loss) before impairment losses	525	48	415	12	54	(20)	(105)	87	(372)	644
Impairment (losses)/releases	(16)	13	(14)	(2)	(2)	-	(196)	(6)	-	(223)

Operating profit/(loss)	509	61	401	10	52	(20)	(301)	81	(372)	421

Operating profit/(loss) - adjusted (2,3)	531	64	403	26	53	(54)	(377)	101	(307)	440
Additional information
Return on equity (4)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)
Return on equity - adjusted (2,3,4)	27.3%	9.2%	11.2%	5.1%	16.3%	(4.4%)	nm	nm	nm	(9.4%)
Cost:income ratio	59%	70%	51%	93%	40%	106%	nm	58%	nm	79%
Cost:income ratio - adjusted (2,3)	57%	67%	51%	83%	39%	119%	nm	48%	nm	76%
Total assets (£bn)	146.3	22.7	139.4	17.4	23.7	255.9	218.8	24.2	34.5	882.9
Funded assets (£bn)	146.3	22.6	139.4	17.3	23.7	116.0	50.2	24.2	31.0	570.7
Net loans and advances to customers (£bn)	121.8	17.9	96.4	11.6	8.0	18.6	22.4	20.1	1.8	318.6
Risk elements in lending (£bn)	2.4	4.5	2.2	0.1	0.1	-	2.2	0.4	-	11.9
Impairment provisions (£bn)	(1.6)	(2.7)	(1.1)	-	-	-	(1.0)	(0.3)	-	(6.7)
Customer deposits (£bn)	136.9	13.7	97.1	23.2	21.6	6.7	24.9	24.3	6.6	355
Risk-weighted assets (RWAs) (£bn)	34.7	20.4	75.7	8.6	9.1	36.1	47.6	9.7	7.6	249.5
RWA equivalent (£bn)	37.5	21.7	79.7	8.6	9.1	36.7	48.4	10.1	7.8	259.6
Employee numbers (FTEs - thousands)	21.4	3.2	6.0	1.8	0.7	1.3	1.0	5.5	51.5	92.4

For the notes to this table refer to the next page. nm = not meaningful

Segment performance

	Quarter ended 30 June 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,035	95	499	109	76	16	124	163	98	2,215
Other non-interest income	284	37	369	52	16	327	53	47	169	1,354
Total income - adjusted (2)	1,319	132	868	161	92	343	177	210	267	3,569

Own credit adjustments	-	-	-	-	-	62	77	-	29	168
Total income	1,319	132	868	161	92	405	254	210	296	3,737
Direct expenses - staff costs	(200)	(40)	(119)	(44)	(11)	(79)	(90)	(52)	(623)	(1,258)
- other costs	(58)	(17)	(53)	(8)	(4)	(27)	(50)	(10)	(738)	(965)
Indirect expenses	(460)	(42)	(221)	(65)	(26)	(247)	(250)	(23)	1,334	-
Operating expenses - adjusted (3)	(718)	(99)	(393)	(117)	(41)	(353)	(390)	(85)	(27)	(2,223)

Restructuring costs - direct	(2)	(16)	(11)	(2)	-	(41)	(153)	-	(798)	(1,023)
- indirect	(20)	(1)	(6)	(80)	(1)	(179)	(360)	-	647	-
Litigation and conduct costs	(11)	9	(59)	-	-	(33)	(340)	-	(25)	(459)

Operating expenses	(751)	(107)	(469)	(199)	(42)	(606)	(1,243)	(85)	(203)	(3,705)

Operating profit/(loss) before impairment losses	568	25	399	(38)	50	(201)	(989)	125	93	32
Impairment releases/(losses)	2	52	(27)	2	1	(3)	174	(11)	2	192

Operating profit/(loss)	570	77	372	(36)	51	(204)	(815)	114	95	224

Operating profit/(loss) - adjusted (2,3)	603	85	448	46	52	(13)	(39)	114	242	1,538
Additional information
Return on equity (4)	27.2%	12.6%	12.1%	(9.9%)	18.1%	(10.2%)	nm	nm	nm	2.7%
Return on equity - adjusted (2,3,4)	28.9%	13.9%	14.9%	9.3%	18.4%	(1.9%)	nm	nm	nm	13.5%
Cost:income ratio	57%	81%	54%	124%	46%	150%	nm	40%	nm	99%
Cost:income ratio - adjusted (2,3)	54%	75%	45%	73%	45%	103%	nm	40%	nm	62%
Total assets (£bn)	139.5	21.6	132.1	18.0	23.7	256.6	247.5	23.9	102.1	965.0
Funded assets (£bn)	139.5	21.5	132.1	17.9	23.7	145.4	79.2	23.9	99.5	682.7
Net loans and advances to customers (£bn)	112.9	16.4	88.4	10.9	6.6	22.1	36.7	19.5	66.0	379.5
Risk elements in lending (£bn)	3.1	3.8	2.2	0.2	0.1	-	7.6	0.5	1.2	18.7
Impairment provisions (£bn)	(2.2)	(2.0)	(0.8)	-	(0.1)	-	(5.2)	(0.3)	(0.7)	(11.3)
Customer deposits (£bn)	133.2	13.1	89.5	23.2	21.1	8.6	28.0	23.4	72.4	412.5
Risk-weighted assets (RWAs) (£bn)	34.6	19.2	64.0	8.2	7.7	41.8	68.6	10.3	72.0	326.4
RWA equivalent (£bn)	37.4	18.6	70.1	8.2	7.7	42.5	72.8	10.6	72.3	340.2
Employee numbers (FTEs - thousands)	22.8	2.4	5.7	2.0	0.6	1.5	2.0	4.6	50.0	91.6
nm = not meaningful

Notes:

(1)

Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to Citizens for HY 2015 and international private banking for HY 2015 and Q1 2016.

(2)	Excluding own credit adjustments, losses on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). Franchise adjusted (2,3) return on equity was 11.0% (Return on equity for Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and CIB combined).

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,109	2,067	1,090	1,019	1,035

Net fees and commissions	498	544	243	255	277
Other non-interest income	8	22	7	1	7

Non-interest income	506	566	250	256	284

Total income	2,615	2,633	1,340	1,275	1,319

Direct expenses
- staff costs	(361)	(400)	(180)	(181)	(200)
- other costs	(162)	(122)	(99)	(63)	(58)
Indirect expenses	(987)	(905)	(503)	(484)	(460)
Restructuring costs
- direct	(51)	(2)	(38)	(13)	(2)
- indirect	(60)	(50)	(51)	(9)	(20)
Litigation and conduct costs	(421)	(365)	(421)	-	(11)

Operating expenses	(2,042)	(1,844)	(1,292)	(750)	(751)

Operating profit before impairment losses	573	789	48	525	568
Impairment (losses)/releases	(40)	(18)	(24)	(16)	2

Operating profit	533	771	24	509	570

Operating expenses - adjusted (1)	(1,510)	(1,427)	(782)	(728)	(718)
Operating profit - adjusted (1)	1,065	1,188	534	531	603

Analysis of income by product
Personal advances	414	385	210	204	186
Personal deposits	361	380	195	166	199
Mortgages	1,137	1,145	573	564	574
Cards	316	322	174	142	154
Business banking	356	364	181	175	184
Other	31	37	7	24	22

Total income	2,615	2,633	1,340	1,275	1,319

Analysis of impairments by sector
Personal advances	20	44	14	6	13
Mortgages	18	8	14	4	3
Business banking	1	(58)	1	-	(18)
Cards	1	8	(5)	6	3
Other	-	16	-	-	(3)

Total impairment losses/(releases)	40	18	24	16	(2)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	0.7%	1.4%	0.9%	0.4%	0.8%
Business banking	-	(2.1%)	0.1%	-	(1.3%)
Cards	0.1%	0.4%	(0.5%)	0.6%	0.3%
Other	-	2.1%	-	-	(0.8%)

Total	0.1%	-	0.1%	0.1%	-

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	11.9%	17.7%	(0.4%)	26.1%	27.2%
Return on equity - adjusted (1,2)	25.5%	28.1%	24.2%	27.3%	28.9%
Net interest margin	3.07%	3.24%	3.12%	3.02%	3.22%
Cost:income ratio	78%	70%	96%	59%	57%
Cost:income ratio - adjusted (2)	58%	54%	58%	57%	54%

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	6.0	6.0	-	6.0	-
- mortgages	111.4	108.0	3%	104.8	6%
- business	6.2	5.5	13%	5.3	17%
- cards	3.9	3.9	-	4.1	(5%)
- other	-	-	-	1.4	(100%)

Total loans and advances to customers (gross)	127.5	123.4	3%	121.6	5%
Loan impairment provisions	(1.5)	(1.6)	(6%)	(1.8)	(17%)

Net loans and advances to customers	126.0	121.8	3%	119.8	5%

Total assets	151.2	146.3	3%	143.9	5%
Funded assets	151.2	146.3	3%	143.9	5%
Risk elements in lending	2.3	2.4	(4%)	2.7	(15%)
Provision coverage (3)	66%	65%	100bp	69%	(300bp)

Customer deposits
- personal current accounts	39.3	38.8	1%	37.2	6%
- personal savings	80.2	78.7	2%	78.9	2%
- business/commercial	20.8	19.4	7%	19.6	6%
- other	0.1	-	-	2.1	(95%)

Total customer deposits	140.4	136.9	3%	137.8	2%

Assets under management (excluding deposits)	4.1	4.2	(2%)	4.3	(5%)
Loan:deposit ratio (excluding repos)	90%	89%	100bp	87%	300bp

Risk-weighted assets
- credit risk (non-counterparty)	29.1	26.9	8%	25.4	15%
- operational risk	7.9	7.8	1%	7.9	-

Total risk-weighted assets	37.0	34.7	7%	33.3	11%

Notes:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK Personal & Business Banking

Serving our Customers

The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK.  During H1 2016, we have continued to progress a number of initiatives to improve customer experience and have continued to invest in technology to make it easier for our customers. This has helped us deliver strong growth in key areas whilst at the same time making our business simpler and more efficient.

•

The Reward proposition continues to show strong momentum and now has 815,000 customer accounts, compared with 202,000 at 31 December 2015 and 539,000 at 31 March 2016.  We continue to see positive evidence of increased levels of engagement and continue to embed the product across our population of main bank customers.

•

During H1 2016, we announced plans to reorganise our investment advice and protection businesses, including the launch of an online investment platform, and to enhance and streamline our distribution network.

•

During H1 2016 we significantly enhanced our mortgage capacity, with mortgage advisors increasing by 15% to 1,001, whilst at the same time delivering a 12% reduction in headcount through restructuring savings and tight recruitment control.

•	NatWest customers can now apply for personal loans, credit cards and overdrafts via the mobile app, facilitating approximately 69,000 applications, representing 10% of total applications.

Financial Performance

H1 2016 compared with H1 2015

•

Operating profit was £533 million, compared with £771 million in H1 2015, and included a £421 million litigation and conduct charge, principally in respect of an additional PPI provision following publication of the FCA consultation paper on 2 August 2016.  Adjusted operating profit of £1,065 million was down £123 million, or 10%, principally reflecting higher FSCS levy charges, increased technology investment in the business and lower non-interest income, reflecting reduced credit card interchange fees.

•

Total income which included the impact of business transfers out of £13 million reduced by 1% on H1 2015 to £2,615 million, however excluding the impact of business transfers(1) income was stable. Net interest income increased by 2% principally reflecting strong volume growth and savings re-pricing benefits, partially offset by asset margin pressure.  Net interest margin declined 17 basis points to 3.07% reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR balances represented 12% of the mortgage book at 30 June 2016 compared with 18% a year earlier.

•

Non-interest income reduced by £60 million, or 11%, principally reflecting reduced credit card interchange fees, following regulatory changes introduced in 2015, and cash back payments following the launch of the Reward account.

•

Operating expenses increased by £198 million, or 11% due to increased litigation and conduct costs, a higher FSCS levy charges, a H1 2016 charge of £42 million compared with £8 million in H1 2015, increased technology investment in the business and a £21 million intangible asset write-down. Adjusted expenses grew £83 million, or 6%, to £1,510 million. Direct staff costs were £39 million, or 10%, lower driven by reduced headcount reflecting an increased proportion of digital transactions and the restructuring of our distribution business.

UK Personal & Business Banking

•

The net impairment charge of £40 million reflects continued benign credit conditions and compared with an £18 million charge in H1 2015, with the increase principally reflecting reduced portfolio provision releases partly offset by lower levels of default across all portfolios.

•

Net loans and advances of £126.0 billion grew by £13.1 billion, or 12%, compared with H1 2015 principally driven by mortgage growth. We continue to see positive momentum across business and personal unsecured lending.

•

Mortgage activity continued to strengthen with gross balances increasing by 14% to £111.4 billion compared with 2% growth for the overall mortgage market for the same period. Gross new lending in H1 2016 was £14.7 billion representing a market share of approximately 12% compared with a stock share of approximately 8.6% at 30 June 2016.

•

Gross new business lending to small and medium-sized enterprises of £852 million was up 50% versus H1 2015. Personal loan gross new lending of £1.2 billion was up 18% versus H1 2015 supported by the increased mobile app functionality.

•	Deposit balances increased by £7.2 billion, or 5%, to £140.4 billion driven by strong growth in current account balances.
•	RWAs increased by £2.4 billion, or 7%, to £37.0 billion primarily due to lending growth and a recalibration of mortgage risk parameter models, partly offset by overall improved credit quality.

Q2 2016 compared with Q1 2016

•

Operating profit decreased by £485 million to £24 million reflecting increased litigation and conduct costs, a £42 million FSCS levy charge, a £21 million intangible asset write-down and increased restructuring costs. Adjusted operating profit of £534 million was broadly stable on Q1 2016 with increased income largely offset by a £54 million uplift in adjusted operating expenses.

•

Net interest income increased £71 million driven by savings deposit re-pricing, strong volume growth and a release of previously suspended credit card interest, £32 million. Net interest margin improved 10 basis points primarily driven by the suspended interest release, 9 basis points.

•

Operating expenses increased by £542 million, or 72% reflecting increased litigation and conduct costs, an annual FSCS levy charge of £42 million, a £21 million intangible asset write down and an increase in restructuring costs. Adjusted expenses increased £54 million, or 7%. Direct staff costs were flat with the annual wage award offset by headcount reductions of 6%, largely at the end of the quarter.

•	Net loans and advances grew by £4.2 billion including transfers,of £0.6 billion to £126.0 billion, with mortgage balances up £3.4 billion.

Q2 2016 compared with Q2 2015

•

Operating profit reduced by £546 million to £24 million due to an increased litigation and conduct charges, an increased FSCS charge (£42 million in Q2 2016 compared with £8 million in Q2 2015), a £21 million intangible asset write-down, increased technology investment and increased restructuring cost. Adjusted operating profit reduced by £69 million to £534 million.

•

Total income increased by £21 million, or 2%, to £1,340 million. Net interest income increased by £55 million, or 5%, to £1,090 million reflecting mortgage volume growth and the suspended interest release, partially offset by the net interest margin decline. Non-interest income reduced by £34 million, or 12%, mainly due to reduced interchange fees and net cashback payments following the launch of the Reward account.

Note:

(1)

The business transfers included Q1 2016 transfer out (net loans and advances of £1.1 billion, customer deposits of £2.0 billion and total income of £13 million) and Q2 2016 transfer in (net loans and advances of £0.5 billion and customer deposits of £0.6 billion).

Ulster Bank RoI (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	198	190	93	105	95

Net fees and commissions	42	42	21	21	20
Other non-interest income	50	38	21	29	17
Own credit adjustments	3	-	-	3	-

Non-interest income	95	80	42	53	37

Total income	293	270	135	158	132

Direct expenses
- staff costs	(97)	(80)	(46)	(51)	(40)
- other costs	(13)	(35)	(2)	(11)	(17)
Indirect expenses	(85)	(85)	(43)	(42)	(42)
Restructuring costs
- direct	(24)	(16)	(18)	(6)	(16)
- indirect	(1)	-	(1)	-	(1)
Litigation and conduct costs	(92)	9	(92)	-	9

Operating expenses	(312)	(207)	(202)	(110)	(107)

(Loss)/profit before impairment losses	(19)	63	(67)	48	25
Impairment releases	27	77	14	13	52

Operating profit/(loss)	8	140	(53)	61	77

Total income - adjusted (1)	290	270	135	155	132
Operating expenses - adjusted (2)	(195)	(200)	(91)	(104)	(99)
Operating profit - adjusted (1,2)	122	147	58	64	85

Average exchange rate - €/£	1.284	1.365	1.270	1.299	1.385

Analysis of income by business
Corporate	99	71	43	56	34
Retail	195	155	95	100	78
Other	(1)	44	(3)	2	20

Total income	293	270	135	158	132

Analysis of impairments by sector
Mortgages	(1)	(58)	(2)	1	(39)
Commercial real estate
- investment	(5)	3	-	(5)	3
- development	(7)	3	(5)	(2)	3
Other lending	(14)	(25)	(7)	(7)	(19)

Total impairment releases	(27)	(77)	(14)	(13)	(52)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	(0.8%)	(0.1%)	-	(1.1%)
Commercial real estate
- investment	(1.0%)	0.7%	-	(2.0%)	1.3%
- development	(3.5%)	2.0%	(5.0%)	(1.3%)	4.0%
Other lending	(0.6%)	(1.4%)	(0.6%)	(0.7%)	(2.2%)

Total	(0.3%)	(0.8%)	(0.3%)	(0.3%)	(1.1%)

Notes:

(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.

Ulster Bank RoI (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	0.6%	11.3%	(8.2%)	8.8%	12.6%
Return on equity - adjusted (1,2)	9.3%	11.9%	9.0%	9.2%	13.9%
Net interest margin	1.64%	1.66%	1.54%	1.75%	1.65%
Cost:income ratio	106%	77%	150%	70%	81%
Cost:income ratio - adjusted (2)	67%	74%	67%	67%	75%

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	15.6	14.8	5%	13.8	13%
Commercial real estate
- investment	1.0	1.0	-	0.7	43%
- development	0.4	0.6	(33%)	0.2	100%
Other lending	4.4	4.2	5%	3.9	13%

Total loans and advances to customers (gross)	21.4	20.6	4%	18.6	15%
Loan impairment provisions
Mortgages	(1.2)	(1.1)	9%	(1.1)	9%
Commercial real estate
- investment	(0.3)	(0.4)	(25%)	(0.1)	200%
- development	(0.2)	(0.4)	(50%)	(0.1)	100%
Other lending	(0.8)	(0.8)	-	(0.6)	33%

Total loan impairment provisions	(2.5)	(2.7)	(7%)	(1.9)	32%

Net loans and advances to customers	18.9	17.9	6%	16.7	13%

Total assets	24.3	22.7	7%	21.3	14%
Funded assets	24.1	22.6	7%	21.2	14%
Risk elements in lending
Mortgages	2.9	2.7	7%	2.6	12%
Commercial real estate
- investment	0.3	0.4	(25%)	0.2	50%
- development	0.3	0.5	(40%)	0.1	200%
Other lending	0.8	0.9	(11%)	0.6	33%

Total risk elements in lending	4.3	4.5	(4%)	3.5	23%
Provision coverage (3)	57%	60%	(300bp)	55%	200bp

Customer deposits	14.7	13.7	7%	13.1	12%
Loan:deposit ratio (excluding repos)	129%	131%	(200bp)	127%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	19.7	19.2	3%	18.1	9%
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.1	1.1	-	1.2	(8%)

Total risk-weighted assets	20.9	20.4	2%	19.4	8%

Spot exchange rate - €/£	1.194	1.263		1.362

Notes:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 15% tax rate.

(2)	Excluding restructuring costs, litigation and conduct costs and own credit adjustments.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI (€ Euro)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	€m	€m	€m	€m	€m

Income statement
Net interest income	254	259	118	136	131

Net fees and commissions	54	58	27	27	29
Other non-interest income	65	51	27	38	23
Own credit adjustments	4	-	-	4	-

Non-interest income	123	109	54	69	52

Total income	377	368	172	205	183

Direct expenses
- staff costs	(124)	(109)	(58)	(66)	(55)
- other costs	(18)	(49)	(3)	(15)	(24)
Indirect expenses	(110)	(116)	(55)	(55)	(59)
Restructuring costs
- direct	(31)	(22)	(23)	(8)	(22)
- indirect	(1)	-	(1)	-	(1)
Litigation and conduct costs	(118)	13	(118)	-	13

Operating expenses	(402)	(283)	(258)	(144)	(148)

(Loss)/profit before impairment losses	(25)	85	(86)	61	35
Impairment releases	34	105	17	17	72

Operating profit/(loss)	9	190	(69)	78	107

Total income - adjusted (1)	373	368	172	201	183
Operating expenses - adjusted (2)	(252)	(274)	(116)	(136)	(138)
Operating profit - adjusted (1,2)	155	199	73	82	117

Analysis of income by business
Corporate	128	97	55	73	47
Retail	251	212	121	130	109
Other	(2)	59	(4)	2	27

Total income	377	368	172	205	183

Analysis of impairments by sector
Mortgages	(1)	(78)	(3)	2	(53)
Commercial real estate
- investment	(6)	5	-	(6)	4
- development	(8)	5	(6)	(2)	5
Other lending	(19)	(37)	(8)	(11)	(28)

Total impairment releases	(34)	(105)	(17)	(17)	(72)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	(0.8%)	(0.1%)	-	(1.1%)
Commercial real estate
- investment	(1.0%)	0.8%	-	(2.0%)	1.2%
- development	(3.2%)	2.5%	(4.8%)	(1.1%)	5.0%
Other lending	(0.7%)	(1.5%)	(0.6%)	(0.8%)	(2.3%)

Total	(0.3%)	(0.8%)	(0.3%)	(0.3%)	(1.1%)

Notes:

(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.

Ulster Bank RoI (€ Euro)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	0.6%	11.3%	(8.2%)	8.8%	12.6%
Return on equity - adjusted (1,2)	9.3%	11.9%	9.0%	9.2%	13.9%
Net interest margin	1.64%	1.66%	1.54%	1.75%	1.65%
Cost:income ratio	106%	77%	150%	70%	81%
Cost:income ratio - adjusted (2)	67%	74%	67%	67%	75%

	30 June	31 March		31 December
	2016	2016		2015
	€bn	€bn	Change	€bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	18.6	18.6	-	18.8	(1%)
Commercial real estate
- investment	1.2	1.2	-	0.9	33%
- development	0.5	0.7	(29%)	0.3	67%
Other lending	5.3	5.5	(4%)	5.3	-

Total loans and advances to customers (gross)	25.6	26.0	(2%)	25.3	1%
Loan impairment provisions
Mortgages	(1.4)	(1.4)	-	(1.4)	-
Commercial real estate
- investment	(0.3)	(0.4)	(25%)	(0.2)	50%
- development	(0.3)	(0.5)	(40%)	(0.1)	200%
Other lending	(1.0)	(1.1)	(9%)	(0.9)	11%

Total loan impairment provisions	(3.0)	(3.4)	(12%)	(2.6)	15%

Net loans and advances to customers	22.6	22.6	-	22.7	-

Total assets	29.0	28.7	1%	29.0	-
Funded assets	28.8	28.6	1%	28.8	-
Risk elements in lending
Mortgages	3.4	3.5	(3%)	3.5	(3%)
Commercial real estate
- investment	0.4	0.5	(20%)	0.2	100%
- development	0.3	0.6	(50%)	0.1	200%
Other lending	1.1	1.1	-	0.9	22%

Total risk elements in lending	5.2	5.7	(9%)	4.7	11%
Provision coverage (3)	57%	60%	(300bp)	55%	200bp

Customer deposits	17.5	17.3	1%	17.8	(2%)
Loan:deposit ratio (excluding repos)	129%	131%	(200bp)	127%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	23.5	24.2	(3%)	24.6	(4%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.3	1.4	(7%)	1.7	(24%)

Total risk-weighted assets	24.9	25.7	(3%)	26.4	(6%)

Notes:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 15% tax rate.

(2)	Excluding restructuring costs and litigation, conduct costs and own credit adjustments.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI

Serving our Customers

Ulster Bank RoI retains a strong capital and funding position as it continues to support the economic recovery across Ireland.

•

H1 2016 new mortgage lending of £0.4 billion (€0.4 billion) was 47% higher year on year, resulting in an increase in new lending market share from 14% in Q4 2015 to 18% in Q1 2016. The strong half year performance in mortgage lending was supported by a successful re-entry into the broker market, competitive mortgage rates and the expansion of the mobile mortgage manager team.

•

Ulster Bank RoI launched a series of business roadshows around the country to provide service and advice to companies planning for 2016 and beyond. A dedicated fund of £1.3 billion (€1.5 billion) is available to lend to businesses in 2016.

•

The ‘Help for what matters’ TV ad campaign has revitalised and repositioned the Ulster Bank brand in striving towards its ambition to become number one for customer service, trust and advocacy by 2020.

•	The evolving demand for digital banking continues with a 20% increase in mobile and internet activity compared with H1 2015.
•

Ulster Bank RoI is making good progress on its cost saving programme supported by process automation and an acceleration in digital adoption. Further enhancements to digital and online capability have been delivered while investments in segments such as the broker mortgage channel and asset finance will support business growth opportunities.

Financial Performance

H1 2016 compared with H1 2015

•

Operating profit decreased by £132 million  (€181 million) to £8 million (€9 million) compared with H1 2015 primarily due to an increase in litigation and conduct costs.  An increase in income and decrease in adjusted expenses was offset by lower net impairment releases, resulting in a £25 million (€44 million) reduction in adjusted operating profit to £122 million (€155 million) in H1 2016.

•	A profit of £29 million (€37 million) relating to asset disposals has been recognised in H1 2016, of which £8 million (€10 million) was reported in income.
•

Income increased by 9% (2% in euro terms) from H1 2015 to 293 million (€377 million), supported by the benefit of asset disposals, deposit re-pricing and new business lending offset by reduced income on free funds which contributed to a 2 basis point reduction in NIM to 1.64%

•

Operating expenses of £312 million (€402 million) increased by £105 million (€119 million Adjusted operating expenses of £195 million (€252 million) reduced by £5 million (€22 million), or 3% (8% in Euro terms), on H1 2015 despite a £7 million (€8 million) increase in regulatory levies, principally reflecting accrual releases of £15 million (€19 million). A realignment of costs within direct expenses resulted in an increase in staff costs in H1 2016 with an offsetting reduction in other costs.  This reflects the re-allocation of 660 staff from UK PBB to align with current management responsibilities following the separation of the Northern Ireland and Republic of Ireland businesses.

•

Litigation and conduct costs of £92 million (€118 million) principally reflect a provision made in relation to an industry wide examination of tracker mortgages. Restructuring costs increased by £9 million (€10 million), or 56% (45% in Euro terms), primarily driven by asset disposals.

•	A net impairment release of £27 million (€34 million) was largely driven by asset disposals which benefitted from improved market conditions.
•

New lending continued to grow, underpinned by the improvement in Irish economic conditions. Gross new mortgage lending increased 47% to £0.4 billion (€0.4 billion) compared with H1 2015.  Net loans and advances to customers (1) increased by £2 billion due to the strengthening of the euro but remained steady during H1 2016 in euro terms, as new lending was balanced against repayment levels. The low yielding tracker mortgage portfolio increased by £0.9 billion to £9.6 billion due to FX movements (£1.2 billion) but decreased by €0.4 billion, or 3% in euro terms, to €11.5 billion in H1 2016.

Ulster Bank RoI

•

RWAs assets increased by £1.5 billion to £20.9 billion during H1 2016 due to a strengthening of the euro but decreased by €1.5 billion to €24.9 billion in euro terms as credit metrics continue to benefit from the improving economic environment. RWAs on the tracker mortgage portfolio increased by £0.2 billion to £8.0 billion but reduced by €1.1 billion, or 10%, during H1 2016 to €9.6 billion.

Q2 2016 compared with Q1 2016

•

Operating loss of £53 million (€69 million) was £114 million (€147 million) lower than Q1 2016. Adjusted operating profit of £58 million (€73 million) was £6 million (€9 million) lower than Q1 2016. Reduced expenses were more than offset by a reduction in asset disposal income and income recognised on a cohort of non performing loans in Q1 2016. A £92 million (€118 million) litigation and conduct charge and £13 million (€16 million) increase in restructuring costs contributed to a £114 million (€147 million) reduction in operating profit in Q2 2016.

•

Income reduced by £23 million (€33 million) to £135 million (€172 million) largely due to a £14 million (€18 million) reduction in asset disposal income in Q2 2016 and income recognised on a cohort of non performing loans of £7 million (€9 million) in Q1 2016 which contributed to a 21 basis point decrease in net interest margin to 1.54%.

•

Operating expenses increased by £92 million (€114 million) to £202 million (€258 million) primarily due to a £92 million (€118 million) litigation and conduct charge. Adjusted expenses decreased by £13 million (€20 million) primarily due to an accrual release of £15 million (€19 million).

•	Net loans were stable in the quarter supported by growth in new lending offsetting customer deleveraging.

Q2 2016 compared with Q2 2015

•

The operating loss of £53 million (€69 million) largely reflects a £92 million (€118 million) litigation and conduct charge principally in relation to an industry wide examination of tracker mortgages and lower net impairment releases.

Note:

(1)

Gross loans and advances to customers at 30 June 2016 include €0.6 billion (€0.1 billion net of impairment provisions) and at 1 January 2016 €1.8 billion (€0.2 billion net of impairment provisions) of largely non-performing balances transferred from Capital Resolution on 1 January 2016 which contributed to the increase in risk elements in lending in H1 2016.  Prior year comparatives have not been restated.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	1,067	981	531	536	499

Net fees and commissions	523	480	261	262	250
Other non-interest income	109	196	54	55	119

Non-interest income	632	676	315	317	369

Total income	1,699	1,657	846	853	868

Direct expenses
- staff costs	(265)	(242)	(134)	(131)	(119)
- other costs	(41)	(33)	(27)	(14)	(18)
- operating lease costs	(70)	(71)	(35)	(35)	(35)
Indirect expenses	(557)	(462)	(301)	(256)	(221)
Restructuring costs
- direct	(1)	(11)	-	(1)	(11)
- indirect	(40)	(5)	(41)	1	(6)
Litigation and conduct costs	(10)	(59)	(8)	(2)	(59)

Operating expenses	(984)	(883)	(546)	(438)	(469)

Operating profit before impairment losses	715	774	300	415	399
Impairment losses	(103)	(26)	(89)	(14)	(27)

Operating profit	612	748	211	401	372

Operating expenses - adjusted (1)	(933)	(808)	(497)	(436)	(393)
Operating profit - adjusted (1)	663	823	260	403	448
Analysis of income by business
Commercial lending	900	843	464	436	455
Deposits	249	229	124	125	118
Asset and invoice finance	356	358	179	177	180
Other	194	227	79	115	115

Total income	1,699	1,657	846	853	868

Analysis of impairments by sector
Commercial real estate	2	6	4	(2)	10
Asset and invoice finance	13	3	10	3	2
Private sector services (education, health, etc)	1	3	-	1	-
Banks & financial institutions	1	1	1	-	1
Wholesale and retail trade repairs	(1)	-	(4)	3	2
Hotels and restaurants	(1)	(1)	(1)	-	2
Manufacturing	2	-	1	1	(1)
Construction	5	2	4	1	2
Other	81	12	74	7	9

Total impairment losses	103	26	89	14	27

Loan impairment charge as a % of gross
customer loans and advances by sector
Commercial real estate	-	0.1%	0.1%	-	0.2%
Asset and invoice finance	0.2%	0.0%	0.3%	0.1%	0.1%
Private sector services (education, health, etc)	-	0.1%	-	0.1%	-
Banks & financial institutions	-	0.0%	-	-	0.1%
Wholesale and retail trade repairs	-	-	(0.2%)	0.1%	0.1%
Hotels and restaurants	(0.1%)	(0.1%)	(0.1%)	-	0.3%
Manufacturing	0.1%	-	0.1%	0.1%	(0.1%)
Construction	0.5%	0.2%	0.8%	0.2%	0.4%
Other	0.5%	0.1%	0.9%	0.1%	0.1%

Total	0.2%	0.1%	0.4%	0.1%	0.1%

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	8.1%	12.2%	4.9%	11.1%	12.1%
Return on equity - adjusted (1,2)	8.9%	13.6%	6.6%	11.2%	14.9%
Net interest margin	1.83%	1.90%	1.78%	1.88%	1.91%
Cost:income ratio	58%	53%	65%	51%	54%
Cost:income ratio - adjusted (2)	55%	49%	59%	51%	45%

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Commercial real estate	17.8	17.5	2%	16.7	7%
- Asset and invoice finance	14.8	14.4	3%	14.4	3%
- Private sector services (education, health etc)	6.8	7.0	(3%)	6.7	1%
- Banks & financial institutions	8.2	7.4	11%	7.1	15%
- Wholesale and retail trade repairs	8.2	8.3	(1%)	7.5	9%
- Hotels and restaurants	3.6	3.5	3%	3.3	9%
- Manufacturing	7.0	6.4	9%	5.3	32%
- Construction	2.1	2.2	(5%)	2.1	-
- Other	31.7	30.8	3%	28.9	10%

Total loans and advances to customers (gross)	100.2	97.5	3%	92.0	9%
Loan impairment provisions	(1.0)	(1.1)	(9%)	(0.7)	43%

Net loans and advances to customers	99.2	96.4	3%	91.3	9%

Total assets	146.3	139.4	5%	133.5	10%
Funded assets	146.3	139.4	5%	133.5	10%
Risk elements in lending	2.2	2.2	-	1.9	16%
Provision coverage (3)	46%	48%	(200bp)	39%	700bp

Customer deposits (excluding repos)	96.7	97.1	-	88.9	9%
Loan:deposit ratio (excluding repos)	103%	99%	400bp	103%	-

Risk-weighted assets
- Credit risk (non-counterparty)	71.0	69.2	3%	65.3	9%
- Operational risk	6.5	6.5	-	7.0	(7%)

Total risk-weighted assets	77.5	75.7	2%	72.3	7%

Notes:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

Serving our Customers

Commercial Banking continued to make a significant contribution to overall bank profitability through its support of the UK and Western Europe business community.

•

A continuing focus on end to end business performance aimed at improving customer service, trust and advocacy is showing signs of success with a 6th consecutive quarter of loan growth, exceeding market indicators.

•

Loan growth has been seen across the business in a variety of sectors, however we do expect some re-financing into the debt markets in H2 2016. Commercial real estate continues to be actively managed and remains within risk appetite.

•

We continue to improve our internal processes and enhance our frontline service, through completion of professional qualifications, to ensure customers get decisions and delivery in a timely manner whilst raising customer satisfaction and reducing customer complaints.

•	We are running a series of programmes to proactively support small and medium companies with their development by providing access to specialist advice from a wide spectrum of experts.
•

A further three new business accelerator hubs have been opened in H1 2016, bringing the total to nine. This included the launch of an Entrepreneurial Centre in Edinburgh to bring over 100 entrepreneurs and support organisations together with the goal of achieving their strategic growth targets.

•	Costs continue to be in focus, with on-going review of how we best serve our customers whilst allowing for us to create efficiencies in our cost base.

Financial performance

H1 2016 compared with H1 2015

•

Commercial Banking reported an operating profit of £612 million in H1 2016, £136 million, or 18%, lower than H1 2015. Adjusted operating profit of £663 million was £160 million lower than H1 2015 principally reflecting increased adjusted operating expenses and equity disposal and fair value gains of £75 million in H1 2015.

•

Total income increased by £42 million to £1,699 million which included the impact of business transfers, a benefit of £90 million. Gains in H1 2015 included £75 million of equity disposal and fair value gains. Net interest margin fell by 7 basis points to 1.83% reflecting an increased allocation of the low yielding liquidity portfolio and asset margin pressure.

•

Operating expenses of £984 million were £101 million higher than in H1 2015 and reflected £51 million relating to business transfers, a £25 million intangible asset write-down and increased investment spend. Adjusted operating expenses of £933 million were £125 million higher than H1 2015.

•

Net impairment losses increased by £77 million to £103 million primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio. The overall credit quality of the book has improved with REIL as a percentage of gross customer loans reducing by 30 basis points to 2.1% compared with H1 2015.

•

Net loans and advances increased by £7.9 billion in the first six months of 2016 this included movements of £1.0 billion relating to transfers and further reflected increased borrowing across mid and large corporate customers.

•	RWAs increased by £5.2 billion during H1 2016 to £77.5 billion reflecting asset balance growth and a £1.5 billion uplift associated with the weakening of sterling.

Commercial Banking

Q2 2016 compared with Q1 2016

•

Operating profit of £211 million compared with £401 million in Q1 2016. Adjusted operating profit of £260 million was £143 million lower than Q1 2016 reflecting increased adjusted operating expenses and higher impairments.

•

Total income reduced by £7 million to £846 million compared with Q1 2016 Net interest margin reduced by 10 basis points to 1.78% partially driven by an increased allocation of the low yielding liquidity portfolio.

•

Operating expenses increased by £108 million to £546 million due to a £25 million intangible asset write-down and increased investment spend. Adjusted operating expenses increased by £61 million to £497 million.

•	Impairments increased by £75 million to £89 million primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.
•	Net loans and advances increased by £2.8 billion to £99.2 billion primarily reflecting growth in the large corporate sector.

Q2 2016 compared with Q2 2015

•

Operating profit reduced £161 million to £211 million. Adjusted operating profit of £260 million was £188 million lower than Q2 2015 driven by lower equity disposal and fair value gains, increased adjusted operating expenses and a higher impairment charge.

•	Total income reduced by £22 million to £846 million and included amounts related to business transfers of £48 million made in Q2 2016. Q2 2015 included equity disposal and fair value gains.
•	Operating expenses increased by £77 million to £546 million reflecting £26 million relating to business transfers, a £25 million intangible asset write-down and increased investment spend.

Note:

(1)

The portfolio transfers included: total income of £90 million (Q2 2016 - £48 million; Q1 2016 - £42 million); operating expenses of £50 million (Q2 2016 - £26 million; Q1 2016 - £24 million); impairments of £15 million (credit) (Q2 2016 £7 million; Q1 2016 £8 million) net loans and advances to customers of £4.1 billion (31 March 2016 - £4.9 billion; 31 December 2015 - £3.1 billion); customer deposits of £0.7 billion (31 March 2016 - £2.1 billion; 31 December 2015 - £0 billion); and RWAs of £6.7 billion (31 March 2016 - £7.0 billion; 31 December 2015 - £6.0 billion). The portfolio transfers were as follows: Q4 2015 - Western European corporate loan; Q1 2016 - Ulster Bank NI commercial and RCR residual portfolios, Q2 2016 transfer out of clients to PBB. Asset growth in transferred businesses achieved since Q4 2015 is included in underlying commercial business movements. UK Corporate transfer in Q2 2015 has been excluded from comparison due to spot balance sheet movements being shown in both periods and minimal profit and loss variance.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	226	219	113	113	109

Net fees and commissions	94	96	48	46	46
Other non-interest income	11	11	5	6	6

Non-interest income	105	107	53	52	52

Total income	331	326	166	165	161
Direct expenses
- staff costs	(77)	(90)	(37)	(40)	(44)
- other costs	(23)	(17)	(9)	(14)	(8)
Indirect expenses	(156)	(133)	(73)	(83)	(65)
Restructuring costs
- direct	(1)	(2)	-	(1)	(2)
- indirect	(19)	(77)	(4)	(15)	(80)
Litigation and conduct costs	(2)	(2)	(2)	-	-

Operating expenses	(278)	(321)	(125)	(153)	(199)

Operating profit/(loss) before impairment losses	53	5	41	12	(38)
Impairment (losses)/releases	(2)	3	-	(2)	2

Operating profit/(loss)	51	8	41	10	(36)

Operating expenses - adjusted (1)	(256)	(240)	(119)	(137)	(117)
Operating profit - adjusted (1)	73	89	47	26	46

Analysis of income by business

Investments	50	45	22	28	21
Banking	281	281	144	137	140

Total income	331	326	166	165	161

Performance ratios
Return on equity (2)	5.1%	(0.3%)	8.6%	1.5%	(9.9%)
Return on equity - adjusted (1,2)	7.6%	8.5%	9.9%	5.1%	9.3%
Net interest margin	2.76%	2.81%	2.73%	2.80%	2.76%
Cost:income ratio	84%	98%	75%	93%	124%
Cost:income ratio - adjusted (1)	77%	74%	72%	83%	73%

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

Private Banking

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Personal	2.5	2.6	(4%)	2.7	(7%)
- Mortgages	6.8	6.8	-	6.5	5%
- Other	2.5	2.2	14%	2.0	25%

Total loans and advances to customers (gross)	11.8	11.6	2%	11.2	5%

Net loans and advances to customers	11.8	11.6	2%	11.2	5%

Total assets	17.8	17.4	2%	17.0	5%
Funded assets	17.7	17.3	2%	17.0	4%
Assets under management	14.6	14.0	4%	13.9	5%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (1)	42%	32%	nm	28%	nm

Customer deposits (excluding repos)	25.4	23.2	9%	23.1	10%
Loan:deposit ratio (excluding repos)	46%	50%	(400bp)	48%	(200bp)

Risk-weighted assets
- Credit risk (non-counterparty)	7.0	7.6	(8%)	7.6	(8%)
- Operational risk	1.1	1.0	10%	1.1	-

Total risk-weighted assets	8.1	8.6	(6%)	8.7	(7%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Serving our Customers

Following the appointment of a new Chief Executive in the first half of 2016, Private Banking continues to drive forward with its goal of being the leading UK-based private bank and wealth manager, through a focus on supporting our clients and reducing complexity:

•	Continuing to drive balance sheet and AUM growth through an enhanced product proposition, including a range of execution only funds as well as the launch of an investment backed lending product.

•

Following the sale of International Private Banking, an alternative offshore booking centre has been established in Jersey, which will offer Private Banking and Wealth Management Solutions to our ongoing client base.

•	We are moving towards a consolidated regional office footprint with an improved customer service model driving a more efficient coverage model together with an improved client experience.
•

The cost base is being managed whilst absorbing charges previously borne by the International business as well as absorbing an increase in investment spend. Simplification of the Private Banking UK operating model is underway.

Private Banking

Financial performance

H1 2016 compared with H1 2015

•

Operating profit increased £43 million to £51 million compared with H1 2015 largely due to an £82 million intangible asset write down within restructuring costs recorded in H1 2015. Adjusted operating profit of £73 million was £16 million lower principally due to increased adjusted operating expenses. Return on equity was 5.1% compared to (0.3%) in H1 2015 and adjusted return on equity of 7.6% compared with 8.5% in H1 2015.

•

Total income of £331 million increased by £5 million compared with H1 2015 largely due to asset volume growth driving a 3% increase in net interest income. Net interest margin fell 5 basis points to 2.76% reflecting asset margin pressures.

•

Operating expenses reduced by £43 million principally driven by lower restructuring costs, lower staff costs as employee numbers declined by 8% partially offset by increased infrastructure costs absorbed from the sale of the international business. Adjusted operating expenses increased by £16 million, or 7%, to £256 million reflecting increased infrastructure costs absorbed from the sale of the international business, partially offset by lower staff costs as employee numbers declined by 7%.

•

Net loans and advances of £11.8 billion were £0.9 billion higher compared with H1 2015 driven by mortgages and have increased by £0.6 billion compared with Q4 2015. Assets under management of £14.6 billion were £0.9 billion higher compared with H1 2015 and up £0.7 billion during the first six months of 2016 due to market movements.

•	RWAs of £8.1 billion were £0.6 billion lower than 31 December 2015 primarily due to mortgage calibration improvements.

Q2 2016 compared with Q1 2016

•

Operating profit increased by £31 million to £41 million. Adjusted operating profit of £47 million was £21 million higher than Q1 2016 principally reflecting reduced adjusted operating expenses. Return on equity was 8.6% whilst adjusted return on equity of 9.9% compared with 1.5% and  5.1% respectively in Q1 2016.

•	Total income of £166 million was stable on Q1 2016 as asset and deposit volume growth has been offset by the impact of low interest rates on margins.

•	Operating expenses reduced by £28 million, or 18% reflecting the impact of cost reduction initiatives with a reduction in adjusted operating expenses of £18 million, or 13%, to £119 million.
•

Net loans and advances of £11.8 billion were broadly stable on Q1 2016 as new business growth was offset by repayments. Assets under management increased £0.6 billion from £14.0 billion principally driven by equity market increases.

Q2 2016 compared with Q2 2015

•

Operating profit of £41 million increased by £77 million compared with Q2 2015 principally reflecting the intangible asset write down within restructuring in Q2 2015. Adjusted operating profit remained stable at £47 million. Return on equity was 8.6% in Q2 2016 whilst adjusted return on equity of 9.9% compared with (9.9%) and 9.3% respectively in Q2 2015.

•

Total income of £166 million was 3% higher than Q2 2015 reflecting increased asset volumes. Operating expenses declined by £74 driven by lower restructuring costs principally as a result of an £82 million write-down of an intangible asset in H1 2015. Adjusted operating expenses increased £2 million to £119 million reflecting increased infrastructure costs absorbed from the sale of the International business.

RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	151	152	76	75	76

Net fees and commissions	25	19	14	11	9
Other non-interest income	9	14	5	4	7

Non-interest income	34	33	19	15	16

Total income	185	185	95	90	92
Direct expenses
- staff costs	(22)	(21)	(12)	(10)	(11)
- other costs	(8)	(8)	(3)	(5)	(4)
Indirect expenses	(38)	(50)	(18)	(20)	(26)
Restructuring costs
- direct	(1)	-	(1)	-	-
- indirect	(2)	(3)	(1)	(1)	(1)

Operating expenses	(71)	(82)	(35)	(36)	(42)

Operating profit before impairment losses	114	103	60	54	50
Impairment (losses)/releases	(11)	(1)	(9)	(2)	1

Operating profit	103	102	51	52	51

Operating expenses - adjusted (1)	(68)	(79)	(33)	(35)	(41)
Operating profit - adjusted (1)	106	105	53	53	52

Performance ratios
Return on equity (2)	15.4%	18.4%	15.0%	16.0%	18.1%
Return on equity - adjusted (1,2)	15.9%	19.0%	15.7%	16.3%	18.4%
Net interest margin	1.42%	1.49%	1.40%	1.43%	1.49%
Cost:income ratio	38%	44%	37%	40%	46%
Cost:income ratio - adjusted (1)	37%	43%	35%	39%	45%

Notes:
(1)	Excluding restructuring costs.
(2)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% of the monthly average of segmental RWAes, assuming 10% tax rate.

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Corporate	5.9	5.4	9%	4.5	31%
- Mortgages	2.6	2.6	-	2.5	4%
- Other	-	-	-	0.4	(100%)

Total loans and advances to customers (gross)	8.5	8.0	6%	7.4	15%
Loan impairment provisions	-	-	-	(0.1)	(100%)

Net loans and advances to customers	8.5	8.0	6%	7.3	16%

Total assets	24.6	23.7	4%	23.1	6%
Funded assets	24.6	23.7	4%	23.1	6%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (1)	33%	37%	(400bp)	34%	(100bp)

Customer deposits (excluding repos)	24.1	21.6	12%	21.3	13%
Loan:deposit ratio (excluding repos)	35%	37%	(200bp)	35%	-

Risk-weighted assets
- Credit risk (non-counterparty)	8.9	8.4	6%	7.6	17%
- Operational risk	0.7	0.7	-	0.7	-

Total risk-weighted assets	9.6	9.1	5%	8.3	16%

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS International

Serving our Customers

RBS International (RBSI) operates under the CPB franchise, serving retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

During the first half of 2016, RBSI continued to improve its customer service experience through:

•

Continuing to support personal and non-personal businesses with lending growth of 15% during H1 2016. Gross new mortgage lending was £0.2 billion in H1 2016 supported by a competitively priced 2 year fixed product and related campaign. We remain determined to offer a market leading mortgage experience in each jurisdiction and will combine exceptional customer service with competitive rates.

•

Funds Sector lending also performing strongly with conversion rates higher than prior years as the majority of deals are in support of existing customers (raising larger funds, running multiple funds or widening their investment strategies).

•

RBSI expanded into Luxembourg(1) in Q2 2016 with the transfer of the Funds business from Capital Resolution. This is a key milestone for RBSI in its Funds strategy, allowing for the first steps in the simplification of the Bank-wide operating model for Funds clients.

•	‘Entrepreneur Pitching Workshops’ have been held across Jersey and Guernsey to support business start-ups and growth.
•	We continue to review how best we serve our customers as cost efficiently as possible

Financial performance

H1 2016 compared with H1 2015

•	Operating profit of £103 million was broadly in line with H1 2015.
•	Total income of £185 million was broadly stable on H1 2015. Net interest margin reduced by 7 basis points to 1.42% driven by deposit margin pressure.
•	Operating expenses reduced by £11 million, or 13%, to £71 million principally reflecting a reduction in allocated services and functions costs.
•	Impairments of £11 million compared with a charge of £1 million in H1 2015.
•	Net loans and advances increased by £1.2 billion during H1 2016 to £8.5 billion reflecting balance draw-downs in the corporate lending portfolio, mainly within the Funds sector.
•	Customer deposits increased by £2.8 billion during H1 2016 to £24.1 billion principally reflecting the transfer of the Luxembourg branch into RBSI from Capital Resolution during Q2 2016(1).

Q2 2016 compared with Q1 2016

•

Q2 2016 operating profit of £51 million compared with £52 million in Q1 2016. Adjusted operating profit of £53 million was in line with Q1 2016 as increased income and lower adjusted expenses have been offset by increased impairments.

•	Total income of £95 million increased by £5 million, or 6%, compared with Q1 2016 reflecting asset volume growth and the impact of transfers(1).
•	A net impairment charge of £9 million was reported in Q2 2016, a £7 million increase on Q1 2016.
•

Net loans and advances of £8.5 billion increased by £0.5 billion compared with Q1 2016. Customer deposits increased £2.5 billion in Q2 2016 to £24.1 billion, largely reflecting the transfer of the Luxembourg branch from Capital Resolution(1).

Q2 2016 compared with Q2 2015

•

Q2 2016 operating profit was stable at £51 million compared with Q2 2015. Adjusted operating profit of £53 million compared with £52 million in Q2 2015 as increased income and lower adjusted operating expenses were broadly offset by increased impairments.

•

Total income increased by 3% to £95 million as increased lending volumes more than outweighed margin pressures. Adjusted operating expenses of £33 million were 20% lower than Q2 2015 reflecting lower allocated services and functions costs.

Note:

(1)	Luxembourg portfolio transfer in Q2 2016 included: total income of £1 million, operating expenses of £0.3 million and customer deposits of £2.4 billion.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	43	30	24	19	16

Net fees and commissions	17	150	6	11	35
Income from trading activities	620	643	374	246	303
Other operating income/(loss)	1	4	-	1	(11)
Own credit adjustments	137	108	73	64	62

Non-interest income	775	905	453	322	389

Total income	818	935	477	341	405

Direct expenses
- staff costs	(131)	(188)	(64)	(67)	(79)
- other costs	(21)	(53)	(7)	(14)	(27)
Indirect expenses	(488)	(504)	(238)	(250)	(247)
Restructuring costs
- direct	(10)	(41)	(10)	-	(41)
- indirect	(23)	(270)	(11)	(12)	(179)
Litigation and conduct costs	(56)	(367)	(38)	(18)	(33)

Operating expenses	(729)	(1,423)	(368)	(361)	(606)

Operating profit/(loss) before impairment releases/(losses)	89	(488)	109	(20)	(201)
Impairment releases/(losses)	-	5	-	-	(3)

Operating profit/(loss)	89	(483)	109	(20)	(204)

Total income - adjusted (1)	681	827	404	277	343
Operating expenses - adjusted (2)	(640)	(745)	(309)	(331)	(353)
Operating profit/(loss) - adjusted (1,2)	41	87	95	(54)	(13)

Analysis of income by product
Rates	371	397	258	113	161
Currencies	266	199	122	144	109
Financing	105	228	55	50	87
Other	(61)	(75)	(31)	(30)	(50)

Total excluding own credit adjustments	681	749	404	277	307
Own credit adjustments	137	108	73	64	62
Businesses transferred to Commercial Banking	-	78	-	-	36
Total income	818	935	477	341	405

Performance ratios
Return on equity (3)	0.8%	(11.8%)	4.3%	(2.6%)	(10.2%)
Return on equity - adjusted (1,2,3)	(0.5%)	0.6%	3.5%	(4.4%)	(1.9%)
Net interest margin	0.74%	0.32%	0.81%	0.66%	0.28%
Cost:income ratio	89%	152%	77%	106%	150%
Cost:income ratio - adjusted (1,2)	94%	90%	76%	119%	103%

Notes:

(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)

Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes assuming 28% tax rate.

Corporate & Institutional Banking

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding
reverse repos)	21.6	18.6	16%	16.1	34%
Loans and advances to banks (excluding reverse repos) (1)	6.3	5.2	21%	5.7	11%
Reverse repos	43.1	40.4	7%	38.6	12%
Securities	30.1	29.5	2%	23.7	27%
Cash and eligible bills	10.3	12.2	(16%)	14.3	(28%)
Other	14.2	10.1	41%	4.9	190%

Total assets	284.0	255.9	11%	215.3	32%
Funded assets	125.6	116.0	8%	103.3	22%

Customer deposits (excluding repos)	8.3	6.7	24%	5.7	46%
Bank deposits (excluding repos)	7.7	6.5	18%	6.7	15%
Repos	38.2	35.9	6%	35.2	9%
Debt securities in issue	2.6	3.1	(16%)	3.3	(21%)
Loan:deposit ratio (excluding repos)	260%	279%	(1,900bp)	284%	(2,400bp)
Leverage exposure	189.1	184.8	2%	165.9	14%

Risk-weighted assets
- Credit risk
- non-counterparty	4.6	5.1	(10%)	5.0	(8%)
- counterparty	14.7	13.6	8%	11.3	30%
- Market risk	13.4	13.4	-	13.8	(3%)
- Operational risk	4.0	4.0	-	3.0	33%

Total risk-weighted assets	36.7	36.1	2%	33.1	11%

Note:

(1)	Excludes disposal groups.

Serving our Customers

Corporate & Institutional Banking (CIB) continued to focus on customers in a challenging market environment. This was reflected in the Q2 2016  income performance which, at £477 million is the highest quarterly result since the announcement of the new strategy Q1 2015:

●	Customer activity continued to be robust as CIB remained close to its customers throughout the recent market volatility caused by the EU Referendum.
●

A simpler operating model is being implemented that takes cost and complexity out of the business. Operating expenses fell by 49% compared with H1 2015, including the impact of transfers(1) to Commercial Banking (H1 2015 - £23 million). Within this direct expenses were down 37%, driven by lower front office FTE.  Going forward, cost reductions will be increasingly focused on indirect, rather than direct, expenses.

Corporate & Institutional Banking

Financial Performance

H1 2016 compared with H1 2015

●

An operating profit of £89 million was reported in H1 2016, compared with an operating loss of £483 million in H1 2015, driven by lower litigation and conducts costs and lower restructuring costs. Adjusted operating profit in the first half of the year was £41 million, compared with £87 million in H1 2015 reflecting lower adjusted income partly offset by lower adjusted expenses.

●

Total income decreased by £117 million to £818 million in H1 2016. This was due to reduced activity in Financing, down £123 million reflecting the strategically reduced footprint, particularly in the US and challenging market conditions in EMEA. Rates and Currencies both maintained robust levels of customer flow throughout the period, with income of £371 million and £266 million respectively Adjusted income fell from £827 million to £681 million.

●

Operating expenses decreased from £1,423 million to £729 million in H1 2016 due to a lower level of litigation and conduct costs and restructuring costs. Adjusted expenses fell by 14% to £640 million, as headcount continued to be reduced and discretionary expenditure tightly controlled and with an impact of a £23 million reduction in H1 2016 from business transfers.

●

RWAs remained stable at £36.7 billion, adjusting for the impact of transfers(1) to Commercial Banking, despite increased market volatility during the first half of 2016, including a c.£2 billion increase following the EU Referendum result.

Q2 2016 compared with Q1 2016

●

An operating profit of £109 million, compared with an operating loss of £20 million in Q1 2016, reflecting higher income. Adjusted operating profit of £95 million compared with a loss of £54 million in Q1 2016 with the improvement due to higher income and a reduction in adjusted expenses.

●

Total income increased by £136 million to £477 million. Rates performed particularly well, up £145 million to £258 million, reflecting robust levels of customer activity, particularly in June 2016 as CIB maintained close contact with customers during the EU Referendum period. Adjusted income increased by £127 million to £404 million.

●	Operating expenses increased by £7 million to £368 million. Adjusted expenses fell by 7% to £309 million reflecting the ongoing drive to reduce costs.
●

Total assets increased by £38.1 billion including a £18.4 increase in derivatives. The £9.6 billion increase in funded assets (which excludes derivatives) reflects foreign exchange and collateral movements in the final week of Q2 2016 following the EU Referendum and the substantial weakening of sterling.

●	RWAs were stable at £36.7 billion as increased market volatility in June 2016 due to the EU Referendum was offset by risk reductions earlier in the period.

Q2 2016 compared with Q2 2015

●

Operating profit of £109 million compared with an operating loss of £204 million in Q2 2015 principally reflecting lower restructuring costs and higher income. An adjusted operating profit of £95 million compared with a loss of £13 million in Q2 2015 reflected higher adjusted income and lower adjusted expenses.

●

Total income increased by £72 million to £477 million. This reflected the strong performance in Rates and Currencies, with income up by £97 million to £258 million and by £13 million to £122 million respectively, partly offset by weaker Financing, down by £32 million to £55 million. Adjusted income improved by £61 million, or 32%, to £404 million a reduction of £36 million due to business transfers.

●	Operating expenses decreased by £238 million to £368 million. Adjusted operating expenses fell by £44 million, or 12%, including a reduction of £11 million relating to business transfers in 2016.

Note:

(1)

CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £78 million for H1 2015 (Q2 2015 - £36 million), expenses of £23 million for H1 2015 (Q2 2015 - £11 million) and RWAs of £5.7 billion as at 30 June 2015.

Capital Resolution

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	168	281	82	86	124

Net fees and commissions	54	185	24	30	96
Income from trading activities	(552)	(41)	(478)	(74)	(15)
Other operating income	25	159	16	9	(28)
Own credit adjustments	184	142	76	108	77
Strategic disposals	(51)	(14)	(45)	(6)	-

Non-interest income	(340)	431	(407)	67	130

Total income	(172)	712	(325)	153	254

Direct expenses
- staff costs	(62)	(182)	(17)	(45)	(90)
- other costs	(64)	(107)	(31)	(33)	(50)
Indirect expenses	(289)	(510)	(135)	(154)	(250)
Restructuring costs
- direct	(12)	(169)	(5)	(7)	(153)
- indirect	(25)	(544)	(16)	(9)	(360)
Litigation and conduct costs	(26)	(506)	(16)	(10)	(340)

Operating expenses	(478)	(2,018)	(220)	(258)	(1,243)

Loss before impairment losses	(650)	(1,306)	(545)	(105)	(989)
Impairment (losses)/releases	(263)	319	(67)	(196)	174

Operating loss	(913)	(987)	(612)	(301)	(815)
Total income - adjusted (1)	(305)	584	(356)	51	177
Operating expenses - adjusted (1,2)	(415)	(799)	(183)	(232)	(390)
Operating loss/(profit) - adjusted (1,2)	(983)	104	(606)	(377)	(39)

Analysis of income by portfolio
APAC portfolio (3)	2	51	1	1	26
Americas portfolio	10	47	3	7	24
EMEA portfolio (4)	19	47	9	10	21
Legacy loan portfolio	(39)	133	(25)	(14)	26
Shipping	31	45	15	16	21
Markets	(389)	154	(360)	(29)	59
GTS	83	229	35	48	103
Other	31	(38)	23	8	8
Income excluding disposals and own credit adjustments	(252)	668	(299)	47	288
Disposal losses	(104)	(98)	(102)	(2)	(111)
Own credit adjustments	184	142	76	108	77
Total income	(172)	712	(325)	153	254

Notes:

(1)	Excluding own credit adjustments and strategic disposals.
(2)	Excluding restructuring costs, litigation and conduct costs and write-down of goodwill.
(3)	Asia-Pacific portfolio.
(4)	European, the Middle East and Africa portfolio.

Capital Resolution

	30 June	31 March	31 December
	2016	2016	2015
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	21.0	23.4	25.9
Loan impairment provisions	(1.1)	(1.0)	(2.3)

Net loans and advances to customers	19.9	22.4	23.6

Debt securities in issue	5.3	5.5	6.2
Total assets	208.0	218.8	201.5
Funded assets	44.7	50.2	53.4

Risk elements in lending	2.4	2.2	3.4
Provision coverage (1)	47%	48%	67%
Risk-weighted assets
- Credit risk
- non-counterparty	22.7	25.6	27.3
- counterparty	11.2	13.3	12.0
- Market risk	5.6	5.9	5.7
- Operational risk	2.8	2.8	4

Total risk-weighted assets	42.3	47.6	49.0

Analysis of RWAs by portfolio
APAC portfolio (2)	0.2	0.3	0.5
Americas portfolio	0.3	0.6	1.0
EMEA portfolio (3)	1.1	1.2	1.2
Legacy loan portfolio	2.2	3.1	3.7
Shipping	4.0	4.2	4.5
Markets	19.2	22.4	20.7
GTS	2.5	3.3	3.6
Saudi Hollandi Bank	7.9	7.3	6.9
Other	2.1	2.4	2.9
Total credit and market risk RWAs	39.5	44.8	45.0
Operational risk	2.8	2.8	4.0
Total RWAs	42.3	47.6	49.0

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Asia-Pacific portfolio.
(3)	European, the Middle East and Africa portfolio.

Capital Resolution

Capital Resolution continues to run down and dispose of non-strategic portfolios and remove risk from the balance sheet and the first half of the year saw good progress with RWAs falling by £6.7 billon to £42.3 billion. Key highlights include:

•	Completion of the sale of our Russia subsidiary.
•	Significant balance sheet reduction in GTS with termination dates communicated to all customers.
•	Markets derivative mitigation sales and restructure activity.

H1 2016 compared with H1 2015

•

RWAs reduced by £26.3 billion to £42.3 billion. Total assets fell to £208.0 billion a reduction of £39.5 billion mainly reflecting disposal activity. Funded assets (which excludes derivatives) fell to £44.7 billion, a reduction of £34.5 billion, mainly reflecting disposal activity.

•

An operating loss of £913 million in H1 2016, compared with a loss of £987 million in H1 2015, due to lower restructuring costs and lower litigation and conducts costs, partially offset by lower income and a net impairment charge compared with releases in H1 2015. Adjusted operating loss in the first half of the year was £983 million, a fall from a profit of £104 million in H1 2015, primarily reflecting a £330 million incremental funding valuation adjustment and a net impairment charge arising from the Shipping portfolio.

•	Income disposal losses in H1 2016 were £104 million, £6 million higher than the £98 million in H1 2015.
•

Operating expenses decreased from £2,018 million to £478 million in H1 2016 due to a lower level of litigation and conduct costs and restructuring costs. Adjusted expenses fell by 48% to £415 million principally reflecting the impact of a 1,100 reduction in headcount to 900.

•	A net impairment charge of £263 million was recorded in the first half of the year principally comprising charges relating to a number of Shipping assets (£264 million).

Q2 2016 compared with Q1 2016

•	RWAs reduced by £5.3 billion to £42.3 billion reflecting disposal activity, partially offset by the adverse impact of FX and rates moves in June following the EU Referendum.
•

Total assets reduced by £10.8 billion to £208.0 billion reflecting disposal activity across all portfolios, partially offset by FX movements. Funded assets (which exclude derivatives) reduced by £5.5 billion to £44.7 billion reflecting disposal activity across all portfolios, partially offset by FX movements.

•

Operating losses increased by £311 million to £612 million, principally reflecting an additional funding valuation adjustment of £220 million following the EU Referendum, and higher level of losses as disposal activity increased in Q2 2016. An adjusted operating loss of £606 million increased by £229 million compared with a loss of £377 million in Q1 2016.

•	Income disposal losses in Q2 2016 were £102 million as disposal activity increased, compared with £2 million in Q1 2016.
•	Operating expenses decreased by £38 million to £220 million. Adjusted expenses fell by £49 million to £183 million.

Q2 2016 compared with Q2 2015

•	RWAs reduced by £26.3 billion to £42.3 billion and funded assets fell by £34.5 billion to £44.7 billion mainly reflecting disposal activity.
•

An operating loss of £612 million in Q2 2016 compared with a £815 million loss in Q2 2015. The adjusted operating loss of £606 million compared with a loss of £39 million in Q2 2015 reflecting lower income partially offset by lower adjusted expenses.

•	Income disposal losses of £102 million were broadly in line with Q2 2015.
•

Operating expenses decreased by £1,023 million to £220 million due to lower restructuring costs and lower litigation and conduct costs. Adjusted expenses fell by 53% to £183 million principally reflecting the impact of a 1,100 reduction in headcount.

Williams & Glyn

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement (1)	£m	£m	£m	£m	£m

Net interest income	324	326	162	162	163

Net fees and commissions	79	79	39	40	41
Other non-interest income	8	9	5	3	6

Non-interest income	87	88	44	43	47

Total income	411	414	206	205	210
Direct expenses
- staff costs	(125)	(97)	(63)	(62)	(52)
- other costs	(33)	(16)	(18)	(15)	(10)
Indirect expenses	(39)	(48)	(18)	(21)	(23)
Restructuring costs
- direct	(45)	-	(25)	(20)	-

Operating expenses	(242)	(161)	(124)	(118)	(85)

Operating profit before impairment losses	169	253	82	87	125
Impairment (losses)/releases	(17)	10	(11)	(6)	(11)

Operating profit	152	263	71	81	114
Operating expenses - adjusted (2)	(197)	(161)	(99)	(98)	(85)
Operating profit - adjusted (2)	197	263	96	101	114

Analysis of income by product

Retail	231	236	116	115	119
Commercial	180	178	90	90	91

Total income	411	414	206	205	210

Analysis of impairments by sector
Retail	10	12	5	5	7
Commercial	7	(22)	6	1	4

Total impairment losses/(releases)	17	(10)	11	6	11

Loan impairment charge as a % of gross
customer loans and advances by sector
Retail	0.2%	0.2%	0.2%	0.2%	0.3%
Commercial	0.2%	(0.5%)	0.3%	0.1%	0.2%

Total	0.2%	(0.1%)	0.2%	0.1%	0.2%

Performance ratios
Net interest margin	2.74%	2.90%	2.70%	2.79%	2.87%
Cost:income ratio	59%	39%	60%	58%	40%
Cost:income ratio - adjusted (2)	48%	39%	48%	48%	40%

Notes:

(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(2)	Excluding restructuring costs.

Williams & Glyn

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet (1)	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Retail	12.1	11.7	3%	11.6	4%
- Commercial	8.5	8.7	(2%)	8.7	(2%)

Total loans and advances to customers (gross)	20.6	20.4	1%	20.3	1%
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	20.3	20.1	1%	20.0	2%

Total assets	24.9	24.2	3%	24.1	3%
Funded assets	24.9	24.2	3%	24.1	3%
Risk elements in lending	0.4	0.4	-	0.5	(20%)
Provision coverage (2)	66%	65%	100bp	60%	600bp

Customer deposits (excluding repos)	23.9	24.3	(2%)	24.1	(1%)
Loan:deposit ratio (excluding repos)	85%	83%	200bp	83%	200bp

Risk-weighted assets
- Credit risk (non-counterparty)	8.5	8.3	2%	8.5	-
- Operational risk	1.4	1.4	-	1.4	-

Total risk-weighted assets	9.9	9.7	2%	9.9	-

Notes:

(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Williams & Glyn

Serving our Customers

•

W&G’s reported segmental results reflect the contribution made by W&G’s ongoing business to RBS. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and do not contain certain customer portfolios which are currently reported through other segments within RBS.

•

During H1 2016 further progress has been made in a number of areas necessary to becoming a standalone bank including the majority of employee roles having now been filled, the transfer of over 5,000 people onto new W&G’s terms and conditions, and the restructure of the commercial business to an operating model fit for a challenger bank. Please refer to the update relating to the divestment of Williams & Glyn on page 16 of this document.

•

In H1 2016 both the retail and commercial businesses of W&G performed well. Gross new lending across the portfolio increased by c.27% compared with H1 2015. Gross lending for mortgages increased by £0.4 billion or 62% to £1.1 billion and for commercial lending by £0.1 billion or 8% to £1.3 billion.

Financial Performance

H1 2016 compared with H1 2015

•	Operating profit reduced by £111 million to £152 million compared with H1 2015 whilst adjusted operating profit reduced by £66 million to £197 million.
•	Net interest income remained relatively stable as the growth in the balance sheet was offset by the reduction in the net interest margin.
•

Operating expenses increased by £81 million, or 50%, to £242 million includes a £28 million increase in staff costs and increased restructuring costs of £45 million. An additional 528 FTE were recruited as we continued the build up of central functions. Adjusted operating expenses increased by £36 million, or 22%, to £197 million.

•	Restructuring costs of £45 million principally related to costs associated with the W&G future IT platform.
•

Net impairment losses increased by £27 million from a net release of £10 million in H1 2015 to a charge of £17 million in H1 2016. The H1 2015 impairment charge benefitted from a number of releases in the commercial business.

Q2 2016 compared with Q1 2016

•

Operating profit of £71 million reduced by £10 million compared with Q1 2016. Both income and adjusted operating expenses were relatively flat, whilst restructuring costs increased by £5 million to £25 million.

•	Net impairment losses were £11 million, an increase of £5 million compared with Q1 2016.

Q2 2016 compared with Q2 2015

•

Operating profit of £71 million was £43 million lower than Q2 2015 largely reflecting a £25 million restructuring charge in Q2 2016. Adjusted operating profit reduced by £18 million to £96 million reflecting a £14 million increase in adjusted operating expenses.

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Central items not allocated	(909)	(301)	(537)	(372)	95

Key points

H1 2016 compared with H1 2015

•

Central items not allocated represented a charge of £909 million in H1 2016, compared with a £301 million charge in H1 2015, and included litigation and conduct costs of £708 million. Treasury funding costs, including a £668 million charge for volatile items under IFRS in Treasury, were a charge of £382 million, compared with a gain of £93 million in H1 2015. Restructuring costs in the half year include £300 million relating to Williams & Glyn (H1 2015 - £259 million charge). In addition, there was a £130 million loss on redemption of own debt in H1 2016. These were partially offset by an own credit adjustments (OCA) gain of £126 million, as spreads widened, a VAT recovery of £227 million and a £246 million gain on the sale of our stake in VISA Europe.

Q2 2016 compared with Q1 2016

•

Central items not allocated represented a charge of £537 million in the quarter, compared with a £372 million charge in Q1 2016, and included litigation and conduct costs of £707 million. Q2 2016 included a £246 million gain on the sale of our stake in Visa Europe, a VAT recovery of £227 million and a £45 million OCA gain as spreads widened. Partially offsetting, Treasury funding costs were a charge of £96 million (compared with a charge of £286 million in Q1 2016) as a £312 million IFRS volatility charge was partially offset by an FX gain of £201 million. Restructuring costs in the quarter include £162 million relating to Williams & Glyn (Q1 2016 - £138 million). In addition, there was a £130 million loss on redemption of own debt in Q2 2016.

Q2 2016 compared with Q2 2015

•

Central items not allocated represented a charge of £537 million in the quarter, compared with a £95 million gain in Q2 2015, and included litigation and conduct costs of £707 million. Q2 2016 included a £246 million gain on the sale of our stake in Visa Europe, a VAT recovery of £227 million and a £45 million OCA gain as spreads widened. Partially offsetting, Treasury funding costs were a charge of £96 million (compared with a gain of £201 million in Q2 2015) as a £312 million IFRS volatility charge was partially offset by an FX gain of £201 million. Restructuring costs in the quarter include £162 million relating to Williams & Glyn (Q2 2015 - £126 million). In addition, there was a £130 million loss on redemption of own debt in Q2 2016.

Condensed consolidated income statement for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Interest receivable	5,656	6,107
Interest payable	(1,323)	(1,689)

Net interest income	4,333	4,418

Fees and commissions receivable	1,676	1,958
Fees and commissions payable	(392)	(363)
Income from trading activities	(17)	875
Loss on redemption of own debt	(130)	-
Other operating income	594	368

Non-interest income	1,731	2,838

Total income	6,064	7,256

Staff costs	(2,695)	(2,887)
Premises and equipment	(652)	(745)
Other administrative expenses	(2,139)	(2,366)
Depreciation and amortisation	(354)	(712)
Write down of other intangible assets	(89)	(606)

Operating expenses	(5,929)	(7,316)

Profit/(loss) before impairment (losses)/releases	135	(60)
Impairment (losses)/releases	(409)	321

Operating (loss)/profit before tax	(274)	261
Tax charge	(340)	(287)

Loss from continuing operations	(614)	(26)

Profit from discontinued operations, net of tax	-	358

(Loss)/profit for the period	(614)	332

Attributable to:
Non-controlling interests	30	344
Preference share and other dividends	208	167
Dividend access share	1,193	-
Ordinary shareholders	(2,045)	(179)

	(614)	332

Loss per ordinary share (EPS)
Basic loss per ordinary share from continuing and
discontinued operations (1)	(17.6p)	(1.6p)
Basic loss per ordinary share from continuing operations (1)	(17.6p)	(2.2p)

* Restated – refer to page 72 for further details

Note:

(1)	Diluted loss per ordinary share was 0.1p lower than basic. There was no dilutive impact in the prior period.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

(Loss)/profit for the period	(614)	332

Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(995)	17
Tax	273	(3)

	(722)	14

Items that do qualify for reclassification
Available-for-sale financial assets	(95)	(45)
Cash flow hedges	1,581	(710)
Currency translation	1,071	(573)
Tax	(360)	144

	2,197	(1,184)

Other comprehensive income/(loss) after tax	1,475	(1,170)

Total comprehensive income/(loss) for the period	861	(838)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	125	299
Preference shareholders	113	143
Paid-in equity holders	95	24
Dividend access share	1,193	-
Ordinary shareholders	(665)	(1,304)

	861	(838)

*Restated – refer to page 72 for further details

Condensed consolidated balance sheet as at 30 June 2016 (unaudited)

	30 June	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	65,307	79,404
Net loans and advances to banks	21,763	18,361
Reverse repurchase agreements and stock borrowing	14,458	12,285
Loans and advances to banks	36,221	30,646
Net loans and advances to customers	326,503	306,334
Reverse repurchase agreements and stock borrowing	31,320	27,558
Loans and advances to customers	357,823	333,892
Debt securities	84,058	82,097
Equity shares	749	1,361
Settlement balances	13,405	4,116
Derivatives	326,023	262,514
Intangible assets	6,525	6,537
Property, plant and equipment	4,589	4,482
Deferred tax	2,217	2,631
Prepayments, accrued income and other assets	4,311	4,242
Assets of disposal groups	396	3,486

Total assets	901,624	815,408

Liabilities
Bank deposits	31,377	28,030
Repurchase agreements and stock lending	11,611	10,266
Deposits by banks	42,988	38,296
Customer deposits	355,719	343,186
Repurchase agreements and stock lending	29,270	27,112
Customer accounts	384,989	370,298
Debt securities in issue	27,148	31,150
Settlement balances	11,262	3,390
Short positions	21,793	20,809
Derivatives	322,390	254,705
Provisions, accruals and other liabilities	15,627	15,115
Retirement benefit liabilities	511	3,789
Deferred tax	824	882
Subordinated liabilities	20,113	19,847
Liabilities of disposal groups	252	2,980

Total liabilities	847,897	761,261

Equity
Non-controlling interests	820	716
Owners’ equity*
Called up share capital	11,756	11,625
Reserves	41,151	41,806

Total equity	53,727	54,147

Total liabilities and equity	901,624	815,408

* Owners’ equity attributable to:
Ordinary shareholders	47,066	47,480
Other equity owners	5,841	5,951

	52,907	53,431

Condensed consolidated statement of changes in equity for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Called up share capital
At beginning of period	11,625	6,877
Ordinary shares issued	131	104

At end of period	11,756	6,981

Paid-in equity
At beginning of period	2,646	784
Redeemed/reclassified (1)	(110)	(150)

At end of period	2,536	634

Share premium account
At beginning of period	25,425	25,052
Ordinary shares issued	203	254

At end of period	25,628	25,306

Merger reserve
At beginning and end of period	10,881	13,222

Available-for-sale reserve
At beginning of period	307	299
Unrealised gains/(losses)	189	(114)
Realised (gains)/losses	(284)	63
Tax	20	39
Transfer to retained earnings	-	(43)

At end of period	232	244

Cash flow hedging reserve
At beginning of period	458	1,029
Amount recognised in equity	2,139	(26)
Amount transferred from equity to earnings	(558)	(705)
Tax	(436)	128
Transfer to retained earnings	-	9

At end of period	1,603	435

Foreign exchange reserve
At beginning of period	1,674	3,483
Retranslation of net assets	1,232	(548)
Foreign currency (losses)/gains on hedges of net assets	(277)	38
Tax	56	(14)
Recycled to profit or loss on disposal of businesses (2)	21	-
Transfer to retained earnings	-	(642)

At end of period	2,706	2,317

Capital redemption reserve
At beginning and end of period	4,542	9,131

*Restated - refer to page 72 for further details

Notes:

(1)

Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust C in May 2016 (redeemed in July 2016) and the call of RBS Capital Trust IV in January 2015 (redeemed in March 2015).

(2)	No tax impact.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Condensed consolidated statement of changes in equity for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Retained earnings
At beginning of period	(4,020)	(4,001)
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(644)	(76)
- discontinued operations	-	64
Equity preference dividends paid	(113)	(143)
Paid-in equity dividends paid, net of tax	(95)	(24)
Dividend access share dividend	(1,193)	-
Transfer from available-for-sale reserve	-	43
Transfer from cash flow hedging reserve	-	(9)
Transfer from foreign exchange reserve	-	642
Costs of placing Citizens Financial Group equity	-	(29)
(Loss)/gain on remeasurement of retirement benefit schemes
- gross	(995)	17
- tax	273	(3)
Shares issued under employee share schemes	(7)	(57)
Share-based payments
- gross	(26)	10
Reclassification of paid-in equity	(21)	(27)

At end of period	(6,841)	(3,593)

Own shares held
At beginning of period	(107)	(113)
Disposal of own shares	34	5
Own shares acquired	(63)	-

At end of period	(136)	(108)

Owners’ equity at end of period	52,907	54,569
Non-controlling interests
At beginning of period	716	2,946
Currency translation adjustments and other movements	95	(63)
Profit attributable to non-controlling interests
- continuing operations	30	50
- discontinued operations	-	294
Dividends paid	-	(31)
Movements in available-for-sale securities
- unrealised gains	-	12
- realised gains	-	(6)
- tax	-	(5)
Movements in cash flow hedging reserve
- gross	-	21
- tax	-	(4)
Equity raised (3)	-	2,491
Equity withdrawn and disposals	(21)	-

At end of period	820	5,705

Total equity at end of period	53,727	60,274

Total equity is attributable to:
Non-controlling interests	820	5,705
Preference shareholders	3,305	4,313
Paid-in equity holders	2,536	634
Ordinary shareholders	47,066	49,622

	53,727	60,274

*Restated - refer to page 72 for further details

For notes to this table refer to previous page

Condensed consolidated cash flow statement for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Operating activities
Operating (loss)/profit before tax on continuing operations	(274)	261
Operating profit before tax on discontinued operations	-	542
Adjustments for non-cash items	(9,822)	(3,659)

	(10,096)	(2,856)
Changes in operating assets and liabilities	987	12,313

Net cash flows from operating activities before tax	(9,109)	9,457
Income taxes paid	(130)	(201)

Net cash flows from operating activities	(9,239)	9,256

Net cash flows from investing activities	(2,157)	(1,461)

Net cash flows from financing activities	(4,194)	(426)

Effects of exchange rate changes on cash and cash equivalents	6,676	(1,885)

Net (decrease)/increase in cash and cash equivalents	(8,914)	5,484
Cash and cash equivalents at beginning of period	103,592	107,904

Cash and cash equivalents at end of period	94,678	113,388

*Restated - refer to page 72 for further details

Notes (unaudited)

1. Basis of preparation

The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with RBS’s 2015 Annual Report on Form 20-F which was prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

RBS’s principal accounting policies are set out on pages 270 to 279 of RBS’s 2015 Annual Report on Form 20-F. Amendments to IFRSs effective for 2016 have not had a material effect on RBS’s 2016 interim results.

Pensions

In 2015, RBS changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where RBS has a right to a refund, this is not deemed unconditional if pension fund trustees can unilaterally enhance benefits for plan members. The amended policy was applied retrospectively and prior periods restated. For further details, see pages 270 to 271 of RBS’s 2015 Annual Report on Form 20-F.

Consolidated income statement
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Staff costs	(2,855)	(32)	(2,887)
Operating expenses	(7,284)	(32)	(7,316)
Loss before impairment losses	(28)	(32)	(60)
Operating profit before tax	293	(32)	261
Tax charge	(293)	6	(287)
Loss from continuing operations	-	(26)	(26)
Profit for the period	358	(26)	332
Loss attributable to ordinary shareholders	(153)	(26)	(179)

The adjustment reduced basic and diluted earnings per ordinary share by 0.3p.

Consolidated statement of comprehensive income
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Profit for period	358	(26)	332
Gain on remeasurement of retirement benefit schemes	-	17	17
Tax	-	(3)	(3)
Total comprehensive loss after tax	(826)	(12)	(838)

Consolidated statement of changes in equity
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Retained earnings
At beginning of period	(2,518)	(1,483)	(4,001)
Loss attributable to ordinary shareholders and other equity owners - continuing operations	(50)	(26)	(76)
Gain on remeasurement of retirement benefit schemes
- gross	-	17	17
- tax	-	(3)	(3)
At end of period	(2,098)	(1,495)	(3,593)

Notes (unaudited)

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 279 to 282 of RBS’s 2015 Annual Report on Form 20-F. The risk factors set out on pages 120 to 125 include new risk factors arising from the UK’s referendum on EU membership held on 23 June 2016.

Going concern

The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 5 to 119. The risk factors which could materially affect the Group’s future results are described on pages 120 to 125.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2016 have been prepared on a going concern basis.

2. Dividend Access Share

In March 2016, RBS completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

3. Pensions

Result of triennial valuation

In June 2016, the triennial funding valuation of the Main Scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.8 billion at 31 December 2015, a ratio of 84%. To mitigate the anticipated deficit, RBS made a cash payment of £4.2 billion in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

IFRS accounting

In accordance with RBS policy, a reduction of £1.0 billion in relation to the Main Scheme was charged to reserves, including £529 million of the contribution of £4.2 billion made in March 2016 that is not permitted to be recognised as an asset and the elimination of the asset ceiling recognised at 31 December 2015 as a result of the revised schedule of contributions.

At 30 June 2016 the Main Scheme had an unrecognised aggregate surplus reflected by a ratio of assets to liabilities of c120% under IAS 19 valuation principles.  Following the 2015 change in accounting policy, the surplus cannot be recognised as an asset because of the trustee’s power to use surpluses to enhance member benefits but its existence limits the exposure of the consolidated financial statements to changes in actuarial assumptions and asset values.

Notes (unaudited)

4. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

Loans and advances to customers	5,364	5,771
Loans and advances to banks	115	197
Debt securities	177	139

Interest receivable	5,656	6,107

Customer accounts	575	758
Deposits by banks	12	25
Debt securities in issue	298	412
Subordinated liabilities	442	442
Internal funding of trading businesses	(4)	52

Interest payable	1,323	1,689

Net interest income	4,333	4,418

Fees and commissions receivable
- payment services	434	469
- credit and debit card fees	314	355
- lending (credit facilities)	516	559
- brokerage	86	161
- investment management	121	162
- trade finance	102	126
- other	103	126

Fees and commissions receivable	1,676	1,958
Fees and commissions payable	(392)	(363)

Net fees and commissions	1,284	1,595

Foreign exchange	570	378
Interest rate	(628)	81
Credit	(181)	220
Own credit adjustments	250	210
Other	(28)	(14)

Income from trading activities (2)	(17)	875

Loss on redemption of own debt	(130)	-

Operating lease and other rental income	139	143
Changes in the fair value of own debt designated as at fair value through profit or loss
attributable to own credit risk	200	78
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives (1)	(90)	215
Changes in fair value of investment properties	(9)	(30)
Profit/(loss) on sale of securities	34	(11)
Profit on sale of property, plant and equipment	18	47
Profit/(loss) on sale of subsidiaries and associates	224	(48)
Loss on disposal or settlement of loans and receivables	(14)	(151)
Share of profits of associated entities	68	73
Other income	24	52

Other operating income	594	368

Total non-interest income	1,731	2,838

Total income	6,064	7,256

Notes:

(1)	Fair value through profit and loss
(2)	Income from trading activities arises in all segments, predominately CIB and Central items.

Notes (unaudited)

4. Analysis of income, expenses and impairment losses (continued)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Staff costs	(2,695)	(2,887)
Premises and equipment	(652)	(745)
Other (1)	(2,139)	(2,366)

Administrative expenses	(5,486)	(5,998)
Depreciation and amortisation	(354)	(712)
Write down of other intangible assets	(89)	(606)

Operating expenses	(5,929)	(7,316)

Loan impairment (losses)/releases	(412)	431
Securities	3	(110)

Impairment (losses)/releases	(409)	321

*Restated - refer to page 72 for further details

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 5 for further details.

5. Provisions for liabilities and charges

			Regulatory and legal actions
			Other		Litigation and
			customer	FX	other	Property
	PPI	IRHP	redress	investigations	regulatory	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m

At 1 January 2016	996	149	672	306	3,985	1,258	7,366
Transfer from accruals and other
liabilities	-	-	-	-	-	19	19
Transfer	-	-	21	(35)	85	(71)	-
Currency translation and other
movements	-	-	-	10	126	28	164
Charge to income statement (2)	-	-	11	-	34	79	124
Releases to income statement (2)	-	-	(8)	-	(1)	(19)	(28)
Provisions utilised	(85)	(41)	(63)	-	(24)	(69)	(282)
At 31 March 2016	911	108	633	281	4,205	1,225	7,363
Transfer from accruals and other
liabilities	-	-	35	-	5	14	54
Transfer	50	-	(50)	-	-	-	-
Currency translation and other
movements	-	-	8	23	336	20	387
Charge to income statement (2)	400	-	117	-	779	233	1,529
Releases to income statement (2)	-	-	(5)	-	(12)	(95)	(112)
Provisions utilised	(114)	(30)	(50)	-	(141)	(146)	(481)

At 30 June 2016	1,247	78	688	304	5,172	1,251	8,740

Notes:

(1)	Closing provision primarily relates to investment advice, packaged accounts (including costs), and tracker mortgages.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)

H1 2016 the provision increased by £450 million including £50 million in relation to a minor policy revision and a charge of £400 million  in Q2 2016 in response to the FCA Consultation Paper 16/20 issued on 2 August 2016. The cumulative charge in respect of PPI is £4.7 billion, of which £3.5 billion (74%) in redress and expenses had been utilised by 30 June 2016. Of the £4.7 billion cumulative charge, £4.3 billion relates to redress and £0.4 billion to administrative expenses.

Notes (unaudited)

5. Provisions for liabilities and charges (continued)

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	56%	56%	+/-5	+/-55
Uphold rate (1)	90%	89%	+/-5	+/-50
Average redress	£1,687	£1,644	+/-5	+/-45

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 15.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. We have now agreed outcomes with the independent reviewer on all cases. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions

RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £0.9 billion in H1 2016 include actual and anticipated costs.

Notes (unaudited)

6. Loan impairment provisions and risk elements in lending

Operating loss is stated after net loan impairment losses from continuing operations of £412 million for H1 2016 (H1 2015 - £431 million releases). The balance sheet loan impairment provisions decreased in H1 2016 from £7,119 million to £6,456 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

At beginning of period	7,119	17,500
Transfers to disposal groups	-	(20)
Currency translation and other adjustments	458	(678)
Amounts written-off	(1,532)	(5,615)
Recoveries of amounts previously written-off	57	79
Charges/(releases) to income statement
- continuing operations	412	(431)
Unwind of discount (recognised in interest income)	(58)	(84)

At end of period	6,456	10,751

As at 30 June 2016 there were no provisions for loans and advances to banks (30 June 2015 - £26 million).

Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £348 million in H1 2016 to £11,789 million and the movements thereon were:

	Half year ended
	30 June 2016	30 June 2015
	£m	£m

At beginning of period	12,137	26,884
Transfer to disposals groups	-	(22)
Currency translation and other adjustments	832	(1,191)
Additions	2,193	2,170
Transfers (1)	(108)	(121)
Transfer to performing book	(519)	(324)
Repayments and disposals	(1,214)	(4,327)
Amounts written-off	(1,532)	(5,615)

At end of period	11,789	17,454

Note:

(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 55% at 30 June 2016 (30 June 2015 - 62%).

Notes (unaudited)

7. Tax

The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard UK corporation tax rate of 20.00% (H1 2015 - 20.25%), as analysed below.

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

(Loss)/profit before tax	(274)	261

Expected tax credit/(charge)	55	(53)
Losses and temporary differences in period where no
deferred tax asset recognised	(107)	(369)
Foreign profits taxed at other rates	32	165
Unrecognised timing differences	-	(25)
Items not allowed for tax
- losses on disposals and write-downs	(13)	(9)
- UK bank levy	(24)	(28)
- regulatory and legal actions	(216)	(72)
- other disallowable items	(45)	(51)
Non-taxable items	59	37
Taxable foreign exchange movements	(10)	12
Losses brought forward and utilised	6	57
Banking surcharge	(86)	-
Adjustments in respect of prior periods	9	49

Actual tax charge	(340)	(287)

*Restated - refer to page 72 for further details

At 30 June 2016, the Group has recognised a deferred tax asset of £2,217 million (31 December 2015 - £2,631 million) and a deferred tax liability of £824 million (31 December 2015 - £882 million). These include amounts recognised in respect of UK trading losses of £1,101 million (31 December 2015 - £1,122 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2016 and concluded that it is recoverable based on future profit projections.

8. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

RFS Holdings BV Consortium Members	28	53
Citizens Financial Group	-	290
Other	2	1

Profit attributable to non-controlling interests	30	344

9. Dividends

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2015 and 2016. £300 million of new equity was issued during the course of 2015 and £170 million of new equity has been issued in H1 2016. The Board intends to issue £300 million of new equity in total during 2016 to achieve this aim.

Notes (unaudited)

10. Earnings per ordinary share

	Half year ended
	30 June	30 June
	2016	2015*

Earnings

Loss from continuing operations attributable to ordinary shareholders (£m)	(2,045)	(243)
Profit from discontinued operations attributable to ordinary shareholders (£m)	-	64

Loss attributable to ordinary shareholders (£m)	(2,045)	(179)

Weighted average number of ordinary shares outstanding during the period (millions) (1)	11,639	11,481
Effect of dilutive share options and convertible securities (millions)	41	59

Diluted weighted average number of ordinary shares outstanding during the period (millions)	11,680	11,540

Basic loss per ordinary share from continuing operations	(17.6p)	(2.2p)
Restructuring costs	4.0p	10.9p
Litigation and conduct costs	11.3p	10.6p
Own credit adjustments	(3.0p)	(2.0p)
Loss on redemption of own debt	1.0p	-
Strategic disposals	(1.2p)	1.2p

Adjusted (loss)/earnings per ordinary share from continuing operations	(5.5p)	18.5p
Basic loss per ordinary share from continuing and discontinued operations	(17.6p)	(1.6p)
Basic earnings per ordinary share from discontinued operations	-	0.6p

*Restated – refer to page 72 for further details

Notes:

(1)	H1 2015 includes the effect of 51 billion B shares that were converted to 5.1 billion ordinary shares in October 2015.
(2)	Diluted loss per ordinary share was 0.1p lower than basic. There was no dilutive impact in the prior period.

Notes (unaudited)

11. Segmental analysis

The business is organised into the following franchises and reportable segments:

●	Personal & Business Banking (PBB) which comprises two reportable segments: UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

●	Commercial & Private Banking (CPB) which comprises three reportable segments: Commercial Banking, Private Banking and RBS International (RBSI).

●	Corporate & Institutional Banking (CIB) which is a single reportable segment.

●	Capital Resolution which consists of CIB non-strategic portfolios.

●	Williams & Glyn (W&G) which is a single reportable segment.

●	Central items & other which comprises corporate functions.

See Note 36 in RBS’s 2015 Annual Report on Form 20-F for further details of the segmental reorganisation completed in 2015.

Analysis of operating profit/(loss)

The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2016	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,109	506	2,615	(2,042)	(40)	533
Ulster Bank RoI	198	95	293	(312)	27	8

Personal & Business Banking	2,307	601	2,908	(2,354)	(13)	541

Commercial Banking	1,067	632	1,699	(984)	(103)	612
Private Banking	226	105	331	(278)	(2)	51
RBS International	151	34	185	(71)	(11)	103

Commercial & Private Banking	1,444	771	2,215	(1,333)	(116)	766

Corporate & Institutional Banking	43	775	818	(729)	-	89
Capital Resolution	168	(340)	(172)	(478)	(263)	(913)
Williams & Glyn	324	87	411	(242)	(17)	152
Central items & other	47	(163)	(116)	(793)	-	(909)

Total	4,333	1,731	6,064	(5,929)	(409)	(274)
Half year ended 30 June 2015*

UK Personal & Business Banking	2,067	566	2,633	(1,844)	(18)	771
Ulster Bank RoI	190	80	270	(207)	77	140

Personal & Business Banking	2,257	646	2,903	(2,051)	59	911

Commercial Banking	981	676	1,657	(883)	(26)	748
Private Banking	219	107	326	(321)	3	8
RBS International	152	33	185	(82)	(1)	102

Commercial & Private Banking	1,352	816	2,168	(1,286)	(24)	858

Corporate & Institutional Banking	30	905	935	(1,423)	5	(483)
Capital Resolution	281	431	712	(2,018)	319	(987)
Williams & Glyn	326	88	414	(161)	10	263
Central items & other	172	(48)	124	(377)	(48)	(301)
Total	4,418	2,838	7,256	(7,316)	321	261
* Restated – refer to page 72 for further details. Re-presented to reflect the segmental reorganisation

Notes (unaudited)

11. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2016			30 June 2015*
	External	Inter segment	Total	External	Inter segment	Total
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,114	27	3,141	3,094	17	3,111
Ulster Bank RoI	328	1	329	321	16	337

Personal & Business Banking	3,442	28	3,470	3,415	33	3,448

Commercial Banking	1,817	33	1,850	1,770	19	1,789
Private Banking	285	92	377	292	96	388
RBS International	151	79	230	139	94	233

Commercial & Private Banking	2,253	204	2,457	2,201	209	2,410

Corporate & Institutional Banking	961	351	1,312	1,142	500	1,642
Capital Resolution	(51)	644	593	1,071	1,174	2,245
Williams & Glyn	455	-	455	457	-	457
Central items & other	719	(1,227)	(508)	1,023	(1,916)	(893)

Total	7,779	-	7,779	9,309	-	9,309

* Re-presented to reflect the segmental reorganisation

Total assets and liabilities

	30 June 2016		31 December 2015
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal & Business Banking	151,244	143,523	143,871	140,659
Ulster Bank RoI	24,262	17,867	21,264	15,837

Personal & Business Banking	175,506	161,390	165,135	156,496

Commercial Banking	146,339	102,351	133,546	94,619
Private Banking	17,776	25,645	17,022	23,257
RBS International	24,622	24,152	23,130	21,398

Commercial & Private Banking	188,737	152,148	173,698	139,274

Corporate & Institutional Banking	284,035	258,718	215,272	193,589
Capital Resolution	207,992	195,773	201,476	186,470
Williams & Glyn	24,943	23,989	24,088	24,171
Central items & other	20,411	55,879	35,739	61,261

Total	901,624	847,897	815,408	761,261

Notes (unaudited)

12. Discontinued operations and assets and liabilities of disposal groups

Citizens was classified as a disposal group and a discontinued operation until its disposal in October 2015.

(a) Profit from discontinued operations, net of tax
Half year ended
30 June
2015
£m

Citizens

Total income	1,631
Operating expenses	(1,019)

Profit before impairment losses	612
Impairment losses	(89)

Operating profit before tax	523
Tax charge	(179)

Profit after tax	344
Reversal of loss on disposal (1,2)	10

Profit from Citizens discontinued operations, net of tax	354

Profit from other discontinued operations, net of tax	4

Profit from discontinued operations, net of tax	358

Notes:

(1)

Gains in H1 2015 on remeasurement to fair value less costs to sell (fair value hierarchy 2: based on the quoted price of Citizens' shares) were restricted: reversal of goodwill impairment (£368 million) was not recognised.

(2)	Of which attributable to owners equity £146 million loss in H1 2015.

(b) Assets and liabilities of disposal groups
	30 June	31 December
	2016	2015
	£m	£m

Cash and balances at central banks	40	535
Loans and advances	259	2,348
Debt securities and equity shares	74	443
Other assets	23	160

Assets of disposal groups	396	3,486

Deposits by banks	11	32
Customer accounts	130	2,805
Other liabilities	111	143

Liabilities of disposal groups	252	2,980

At 31 December 2015 disposal groups were principally International Private Banking (£3,344 million assets; £2,724 million liabilities), the sale of which was completed in H1 2016 and did not result in a material profit or loss. (Fair value less costs to sell reflects the agreed sale to Union Bancaire Privée: fair value hierarchy level 3).

Notes (unaudited)

13. Financial instruments

Classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and liabilities.

						Finance	Other
	HFT (1,2)	DFV (3)	AFS (4)	LAR (5)	HTM (6)	leases	assets	Total
Assets	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	65,307	-			65,307
Loans and advances to banks
- reverse repos	13,314	-	-	1,144	-			14,458
- other	14,069	-	-	7,694	-			21,763
Loans and advances to customers
- reverse repos	29,745	-	-	1,575	-			31,320
- other	22,107	82	-	300,592	-	3,722		326,503
Debt securities	36,601	122	39,516	2,929	4,890			84,058
Equity shares	229	119	401	-	-			749
Settlement balances	-		-	13,405				13,405
Derivatives	326,023							326,023
Assets of disposal groups							396	396
Other assets	-	-	-	-	-		17,642	17,642

30 June 2016	442,088	323	39,917	392,646	4,890	3,722	18,038	901,624

Cash and balances at central banks	-	-	-	79,404	-			79,404
Loans and advances to banks
- reverse repos	11,069	-	-	1,216	-			12,285
- other	11,295	-	-	7,066	-			18,361
Loans and advances to customers
- reverse repos	27,532	-	-	26	-			27,558
- other	17,559	63	-	285,006	-	3,706		306,334
Debt securities	35,857	111	38,831	2,387	4,911			82,097
Equity shares	660	147	554	-	-			1,361
Settlement balances	-	-	4,116					4,116
Derivatives	262,514							262,514
Assets of disposal groups						3,486		3,486
Other assets	-	-	-	-	-	17,892		17,892

31 December 2015	366,486	321	39,385	379,221	4,911	3,706	21,378	815,408

For the notes to this table refer to the following page.

Notes (unaudited)

13. Financial instruments: Classification (continued)

			Amortised	Other
	HFT (1,2)	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- repos	10,814	-	797		11,611
- other	23,685	-	7,692		31,377
Customer accounts
- repos	27,378	-	1,892		29,270
- other	14,491	2,130	339,098		355,719
Debt securities in issue	3,426	5,421	18,301		27,148
Settlement balances	-	-	11,262		11,262
Short positions	21,793	-			21,793
Derivatives	322,390				322,390
Subordinated liabilities	-	871	19,242		20,113
Liabilities of disposal groups				252	252
Other liabilities	-	-	1,887	15,075	16,962

30 June 2016	423,977	8,422	400,171	15,327	847,897

Deposits by banks
- repos	9,657	-	609		10,266
- other	20,469	-	7,561		28,030
Customer accounts
- repos	25,570	-	1,542		27,112
- other	11,911	2,661	328,614		343,186
Debt securities in issue	3,883	6,256	21,011		31,150
Settlement balances	-	-	3,390		3,390
Short positions	20,809	-			20,809
Derivatives	254,705				254,705
Subordinated liabilities	-	811	19,036		19,847
Liabilities of disposal groups				2,980	2,980
Other liabilities	-	-	1,826	17,960	19,786

31 December 2015	347,004	9,728	383,589	20,940	761,261

Notes:

(1)

Includes derivative assets held for hedging purposes (under IAS 39) of £6,467 million (31 December 2015 - £3,825 million) and derivative liabilities held for hedging purposes (under IAS 39) of £5,059 million (31 December 2015 - £2,603 million).

(2)	Held-for-trading.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held-to-maturity.

There were no reclassifications in the half year ended 30 June 2016 or the year ended 31 December 2015.

Notes (unaudited)

13. Financial instruments (continued)

Own credit

The own credit adjustments (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below. The cumulative adjustments below represent reductions/(increases) to the balance sheet liability amounts.

Cumulative own credit adjustment (1,2)				Subordinated
	Debt securities in issue (3)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total(2)
	£m	£m	£m	£m	£m	£m	£m

30 June 2016	1	82	83	283	366	135	501
31 December 2015	(118)	(42)	(160)	180	20	14	34
30 June 2015	(223)	(23)	(246)	182	(64)	57	(7)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2016	3.4	5.4	8.8	0.9	9.7
31 December 2015	3.9	6.3	10.2	0.8	11.0
30 June 2015	4.3	7.8	12.1	0.8	12.9

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

(3)	Includes wholesale and retail note issuances.

Key points

•

The cumulative OCA increase during H1 2016 was mainly due to the widening of spreads on RBS issuance during the period, particularly following the EU Referendum. The OCA on senior issued debt is determined by reference to secondary debt issuance spreads,  which widened to 115 basis points at 30 June 2016 (31 December 2015 – 54 basis points) at the five year level.

•	RBS subordinated debt spreads widened to 411 basis points at 30 June 2016 (31 December 2015 – 267 basis points) at the five year level.
•	RBS five year CDS credit spreads have widened to 135 basis points at 30 June 2016 (31 December 2015 – 58 basis points).

Notes (unaudited)

13. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in RBS’s 2015 Annual Report on Form 20-F. There have been no material changes to valuation or levelling approaches in H1 2016.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2016	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	79.0	0.3	79.3	30	(30)
Debt securities	62.4	13.0	0.8	76.2	30	(30)
- of which AFS	33.4	5.7	0.4	39.5	10	(10)
Equity shares	0.2	0.1	0.4	0.7	80	(40)
- of which AFS	0.1	0.1	0.2	0.4	70	(30)
Derivatives	-	323.4	2.7	326.1	210	(210)

	62.6	415.5	4.2	482.3	350	(310)

Proportion	13.0%	86.1%	0.9%	100%

31 December 2015

Assets
Loans and advances	-	67.2	0.3	67.5	50	(40)
Debt securities	60.3	13.5	1.0	74.8	40	(30)
- of which AFS	32.3	6.2	0.3	38.8	10	(10)
Equity shares	0.6	0.1	0.7	1.4	90	(50)
- of which AFS	-	0.1	0.5	0.6	60	(30)
Derivatives	-	260.6	1.9	262.5	380	(380)
	60.9	341.4	3.9	406.2	560	(500)

Proportion	15.0%	84.0%	1.0%	100%

30 June 2016

Liabilities
Deposits	-	78.0	0.5	78.5	10	(20)
Debt securities in issue	-	8.3	0.5	8.8	30	(30)
Short positions	17.7	4.1	-	21.8	-	-
Derivatives	-	319.8	2.6	322.4	380	(380)
Subordinated liabilities	-	0.9	-	0.9	-	-

	17.7	411.1	3.6	432.4	420	(430)

Proportion	4.1%	95.1%	0.8%	100%

31 December 2015

Liabilities
Deposits	-	69.8	0.5	70.3	10	(20)
Debt securities in issue	-	9.6	0.5	10.1	30	-
Short positions	18.6	2.2	-	20.8	-	-
Derivatives	-	253.0	1.7	254.7	270	(270)
Subordinated liabilities	-	0.8	-	0.8	-	-

	18.6	335.4	2.7	356.7	310	(290)

Proportion	5.2%	94.0%	0.8%	100%

Notes (unaudited)

13. Financial instruments (continued)

Notes:

(1)

Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:

(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3  instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives by type of contract refer to Appendix 1 - Capital and risk management - Credit risk – Derivatives.
(4)

The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

(5)

Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in RBS’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some portfolios, the sensitivities may be negatively correlated where a downward movement on one asset would produce an upward movement in the other, but due to the additive presentation above, this correlation cannot be shown.

Notes (unaudited)

13. Financial instruments (continued)

Valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. These are broadly consistent with Note 9 Financial instruments – valuation, in the 2015 Annual Report on form 20-F.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.3
			DCF based on recoveries	Yield	0%	25%
			Price-based	Price	0%	103%
Debt securities	0.8
			Price-based	Price	0%	147%
Equity shares	0.4
			Valuation	EBITDA	0.12	0.4 multiples
				Net asset value	80%	120%
				Discount factor	9%	25%
			Price-based	Price	0%	130%
			DCF based on recoveries	Recovery rates	0%	30%
Customer accounts		(0.5)
			Priced-based	Price	90%	110%
Derivatives	2.7	(2.6)
Credit	0.2	(0.2)	DCF based on recoveries	Recovery rates	0%	40%
				Credit spreads	6bps	338bps
Interest and foreign exchange	2.3	(2.3)	Option pricing model	Correlation	(45%)	99%
				Interest rate volatility	30%	83%
				FX volatility	90%	110%
				Inflation volatility	0.59%	1.18%

Notes:

(1)

The table excludes unobservable inputs where the impact on valuation is not significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)

Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)

Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument’s yield may be compared with other instruments’ yields either directly or indirectly.

(4)

Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)

Valuation: for private equity investments, risk may be measured by beta, estimated by looking at past prices of similar stocks and from other sources, such as fund valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value.

(6)

Correlation: measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(7)	Volatility: a measure of the tendency of a price or parameter to change with time
(8)	Level 3 structured notes issued of £0.5 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(9)	RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes (unaudited)

13. Financial instruments: Movement in level 3 portfolios

	2016				2015
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,152	765	3,917	2,716	4,673	634	5,307	4,595
Amount recorded in the income statement (1)	332	1	333	634	(88)	(6)	(94)	(621)
Amount recorded in the statement of
comprehensive income	-	47	47	-	-	(94)	(94)	-
Level 3 transfers in	705	27	732	592	489	628	1,117	392
Level 3 transfers out	(369)	(28)	(397)	(422)	(430)	(18)	(448)	(637)
Issuances	3	-	3	22	-	-	-	-
Purchases	493	11	504	406	296	3	299	5
Settlements	(393)	-	(393)	(362)	(586)	(26)	(612)	(647)
Sales	(344)	(204)	(548)	(16)	(485)	(48)	(533)	(4)
Foreign exchange and other adjustments	12	7	19	43	(2)	(1)	(3)	(7)
At 30 June	3,591	626	4,217	3,613	3,867	1,072	4,939	3,076

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	267	2	269	364	(308)	(6)	(314)	(460)
- realised	193	(188)	5	(85)	4	3	7	(13)

Notes:

(1)

Net losses on HFT instruments of £285 million (H1 2015 - £375 million gain) were recorded in income from trading activities in continuing operations. Net losses on other instruments of £16 million (H1 2015 - £152 million gain) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2016		31 December 2015
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	7.8	7.8	7.5	7.5
Loans and advances to customers	305.9	302.1	288.7	281.9
Debt securities	7.8	7.9	7.3	7.2

Financial liabilities
Deposits by banks	4.8	4.8	3.7	3.7
Customer accounts	85.3	85.4	76.9	76.9
Debt securities in issue	18.3	18.7	21.0	21.8
Subordinated liabilities	19.2	19.1	19.0	19.3

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes (unaudited)

14. Contingent liabilities and commitments
	30 June	31 December
	2016	2015
	£m	£m

Guarantees and assets pledged as collateral security	9,055	9,036
Other contingent liabilities	5,507	7,002
Standby facilities, credit lines and other commitments	136,871	137,714

Contingent liabilities and commitments	151,433	153,752

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are intended to, provide any indication of RBS’s expectation of future losses.

Notes (unaudited)

15. Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the ‘company’ or RBSG plc) and certain of its members are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2016 (see Note 5).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Litigation

UK 2008 rights issue shareholder litigation

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG plc (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

In order to facilitate any potential early resolution of the litigation, RBS attended a mediation with the claimants on 26-27 July 2016. This did not lead to any settlement of the claims. Further attempts by the parties to resolve the claims are possible but absent any final agreement, these will not impact the court timetable. A provision has been recognised in relation to this matter.

Other securitisation and securities related litigation in the US

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$41 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 15 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBS’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$8.1 billion was outstanding at 30 June 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. This matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves RBS relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion.

Other remaining MBS lawsuits against RBS companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from RBS, and a subsequent appeal of the new court-approved settlement by several members of the settlement class was, at the request of the parties, dismissed on 24 May 2016.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving RBS set out under ‘Investigations and reviews’ on page 99, may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims. The district court is in the process of considering that question. In addition, the district court, which previously issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, is now in the process of applying these rulings across plaintiffs’ claims (including the antitrust claims), subject to further submissions from the parties.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that are currently pending, with the exception that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving RBS are set out under ‘Investigations and reviews’ on page 101.

ISDAFIX antitrust litigation

Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

Credit default swap antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York alleging an unlawful restraint of trade in the market for credit default swaps. An agreed US$33 million settlement received final approval from the Court on 18 April 2016 and has been paid.

FX antitrust litigation

In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action.  RBS anticipates moving to dismiss the claims in this “consumer” action.  A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions against RBS and others, is pending in the same court. On 15 July 2016, the plaintiffs in that case filed an amended complaint purporting to assert claims based on alleged  non-collusive FX-related conduct, which RBS anticipates moving to dismiss on various grounds.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions.  The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. On 31 May 2016, the plaintiffs in the Ontario action filed a motion seeking class certification.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc.  The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.  The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings. RBS anticipates making a motion to dismiss the claims asserted in these matters.

Interest rate swaps antitrust litigation

Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.  In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

RBS anticipates making a motion to dismiss the claims asserted in these matters.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS  companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

CPDO Litigation

Claims have been served on RBS N.V. in England, the Netherlands and Australia,  relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claim in England.

Interest rate hedging products litigation

RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group v The Royal Bank of Scotland plc is the leading case currently in trial in the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The claim is for approximately £33 million and the trial is currently scheduled to last until October 2016. The outcome of the claim may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts, as well as any potential future similar claims.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Weiss v. National Westminster Bank Plc (NatWest)

NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. The schedule for the remainder of the matter, including trial, has not been set, but NatWest intends to assert other grounds for summary judgment that the trial court has not previously ruled upon.

Freeman v. HSBC Holdings PLC and others

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Investigations and reviews

RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The CIB segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Loan securitisation business investigations

In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, and noting RBS plc’s May 2015 FX-related guilty plea.  In June 2016, RBS Securities Inc. and the Connecticut Department of Banking reached an agreement in principle to resolve the matters referred to in the letters, subject to agreement on settlement documentation, that will require, among other things, certain undertakings that are to be agreed and the payment of an amount in settlement of the investigation pertaining to the underwriting of MBS.  The settlement amount agreed in principle is fully covered by an existing provision.

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction.

In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on RBS which is expected to be material.

US mortgages - loan repurchase matters

RBS’s CIB business in North America was a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS).

In issuing MBS, CIB in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, CIB may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by CIB on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). RBS received full immunity from fines.

RBS is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

RBS is providing information and documents to the CFTC as part of its investigation into the setting of USD and EUR ISDAFIX and related trading activities. RBS understands that the CFTC investigation is at an advanced stage. RBS  is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on RBS which may be material.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG plc’s FX businesses within its CIB segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Interest rate hedging products (IRHP) redress programme

In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013, the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. RBS has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. An outcome has been agreed with the Skilled Person in the majority of the consequential loss claims received. RBS and KPMG are now focussing on  assessing the remaining consequential loss claims in preparation for closure of the review. As at the end of June 2016, 97% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and Ulster Bank Ireland DAC customers are complete.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.4 billion had been utilised at 30 June 2016.

Judicial Review of Skilled Person’s role in IRHP review

RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Conclusion of Crown Office investigation into RBS

On 12 May 2016, the Crown Office and Procurator Fiscal Service in Scotland announced that it had concluded its investigation into RBS’s 2008 rights issue and that it had found insufficient evidence of criminal conduct either in relation to RBS as an institution or any directors or other senior management involved in the rights issue. The Crown Office indicated that, if any further evidence comes to light which is relevant to its enquiry, it will be considered by the Crown and that it reserves the right to make further enquiry, if considered appropriate.

Investment advice review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. RBS has started writing to the relevant customers during 2016 and the project is due to finish in Q4 2017. In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

RBS provisions in relation to investment advice total £249 million to date for these matters, of which £92 million had been utilised at 30 June 2016.

Packaged accounts

As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £307 million to date for this matter.

FCA review of RBS’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review is focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring  Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

RBS is cooperating fully with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. RBS has since been given the opportunity to consider and respond to those draft findings before the Skilled Person delivers its final report to the FCA. In the event that, after considering the Skilled Person’s final report, the FCA concludes that there were material failings in RBS’s treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against RBS, as well as potentially leading to wider investigations and litigation related to RBS’s treatment of customers in financial difficulty.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on RBS.

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance (PPI)

Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. RBS is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin  judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. RBS submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. Given the further consultation process and timing, it is now expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The deadline for responding to Consultation Paper 16/20 is 11 October 2016.  RBS is considering its response.

If the proposals are agreed and implemented, RBS would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases at the end of June 2019.

RBS has made provisions totalling £4.7 billion to date for PPI claims, including an additional provision of £400 million in H1 2016, in response to Consultation Paper 16/20. Of the £4.7 billion cumulative provision, £3.5 billion had been utilised by 30 June 2016.

UK retail banking

In March 2014, the CMA announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking.  In November 2014, the CMA made its final decision to proceed with a MIR. In October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA provisionally concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

On 7 March 2016, the CMA announced that it was extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. On 17 May 2016, the CMA published its provisional decision on remedies. The CMA has provisionally decided upon remedies which are broadly similar to those set out in its October 2015 notice of possible remedies, and its March 2016 supplemental notice of possible remedies. The period to respond to the provisional decision on remedies closed on 7 June 2016. The CMA is scheduled to publish its final report on 9 August 2016.

Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking (SME Undertakings) as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008. On 17 May 2016, the CMA announced its provisional decisions for these reviews, including the complete revocation of the Northern Ireland PCA Banking Market Investigation Order 2008, as well as the revocation of all the SME Undertakings other than the prohibition on banks requiring the bundling (i.e. selling) together of business current accounts and SME lending. The CMA is expected to publish its final decisions on 9 August 2016.

At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. On 13 April 2016, the FCA published its interim report on the investment and corporate banking market study which sets out various proposed remedies, including the following: measures designed to improve clients’ ability to appoint banks that best suit their needs; measures to ensure that conflicts are properly managed; and improvements to the Initial Public Offering (IPO) process. The FCA has indicated that it will publish its final report in Summer 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA has said that it intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Governance and risk management consent order

In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

 In the Governance Order, RBS agreed to create the following written plans or programmes:

Key points

•         a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis,

• an enterprise-wide risk management programme for RBS’s US operations
• a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance
• a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis
• a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve

•         a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

• a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the US may be subject to significant limitations and/or conditions.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

US dollar processing consent order

In December 2013 RBS  and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS  and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s  global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The review is underway and is due to be completed by the end of 2016. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement.  Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences.  If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Notes (unaudited)

15. Litigation, investigations and reviews (continued)

Opening of enforcement proceedings by FINMA against Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has opened enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd. Coutts & Co Ltd is also cooperating with authorities in other jurisdictions in relation to connected accounts.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Regulator requests concerning Mossack Fonseca

In common with other banks, RBS received a letter from the FCA in April 2016 requesting information about any relationship RBS has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. RBS responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients and is continuing to correspond with the FCA and other regulators on this matter. RBS is also progressing with its internal review, as well as monitoring all new information published.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, RBS provided over £980 million of lending under the EFG scheme. RBS identified a number of instances where it had not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There were also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, RBS announced a review of all EFG loans where there was a possibility that the customer may have been disadvantaged. The review has been completed and RBS has sent review outcomes to all affected customers, which in some cases involves payment of redress. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC)

On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. RBS has made appropriate provision based on its current estimate of exposure arising from this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes (unaudited)

16. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

In March 2016, RBS completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

Bank of England facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties

(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2015 are included in RBS’s 2015 Annual Report on Form 20-F.

Notes (unaudited)

17. Post balance sheet events

VocaLink Holdings Limited

On 21 July 2016, RBS announced that it expects to report a gain of approximately £150 million on completion of the proposed sale of Vocalink Holdings Limited, in which RBS has a 21.4% interest, to Mastercard Incorporated.

EBA EU-wide stress test

On 1 August 2016 the European Banking Authority (EBA) and the Prudential Regulation Authority (PRA) announced the results of the 2016 EBA EU-wide stress test. The 2016 EBA EU-wide stress test does not contain a pass/fail threshold.

On a fully loaded Basel 3 basis, RBS's modelled Common Equity Tier 1 (CET1) ratio under the adverse scenario was 8.1% as at 31 December 2018. The low point CET1 ratio under this scenario was 7.8% as at 31 December 2017. RBS's modelled leverage ratio under the adverse scenario was 3.6% on a fully loaded Basel 3 basis and 4.2% under the PRA transitional definition for leverage ratio as at 31 December 2018. The low point leverage ratio under this scenario was 3.5% on a fully loaded Basel 3 basis as at 31 December 2016 and 4.2% under the PRA transitional definition as at 31 December 2017.

Payment Protection Insurance (PPI)

On 2 August 2016, the FCA issued Consultation Paper 16/20, in which it outlines feedback received on its proposals in CP15/39 and sets out proposals for revised rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision.  The deadline for responding to the FCA Consultation Paper 16/20 is 11 October 2016.   In light of this development, RBS has increased its provision for PPI by £400 million.

18. Date of approval

This announcement was approved by the Board of directors on 4 August 2016.

Consolidating financial information (unaudited)

19. Consolidating financial information

The Royal Bank of Scotland plc ('RBS plc') is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•         RBSG plc on a stand-alone basis as guarantor;

•         RBS plc on a stand-alone basis as issuer;

•         Non-guarantor Subsidiaries of RBSG plc and RBS plc on a combined basis ('Subsidiaries');

•         Consolidation adjustments; and

•         RBSG plc consolidated amounts ('RBSG Group').

Under IAS27, RBSG Company and RBS Company account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would decrease the results for the period of RBSG plc and decrease RBS plc in the information below by £376 million and £392 million respectively for the half year ended 30 June 2016 (£618 million decrease and £170 million increase for the half year ended 30 June 2015).

The net assets of RBSG plc and RBS plc in the information below would also be decreased by £6,850 million and decreased by £8,913 million respectively at 30 June 2016 (decreased by £7,543 million and decreased by £7,773 million at 30 June 2015).

Income Statement
				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2016	£m	£m	£m	£m	£m
Net interest income	181	1,038	2,932	182	4,333
Non-interest income	232	2,932	(3,467)	2,034	1,731
Total income	413	3,970	(535)	2,216	6,064
Operating expenses	(728)	(3,073)	(2,314)	186	(5,929)
Impairment losses	-	(387)	(18)	(4)	(409)
Operating (loss)/profit before tax	(315)	510	(2,867)	2,398	(274)
Tax credit/(charge)	39	(203)	(391)	215	(340)
(Loss)/profit from continuing operations	(276)	307	(3,258)	2,613	(614)
(Loss)/profit for the period	(276)	307	(3,258)	2,613	(614)

Attributable to:
Non-controlling interests	-	-	2	28	30
Preference shareholders	113	23	-	(23)	113
Paid-in equity holders	87	-	-	8	95
Dividend access share	1,193	-	-	-	1,193
Ordinary shareholders	(1,669)	284	(3,260)	2,600	(2,045)
	(276)	307	(3,258)	2,613	(614)

Notes (unaudited)

19. Consolidating financial information (continued)

Statement of comprehensive income				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2016	£m	£m	£m	£m	£m
(Loss)/profit for the period	(276)	307	(3,258)	2,613	(614)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	-	-	(995)	-	(995)
Tax	-	-	273	-	273
	-	-	(722)	-	(722)
Items that do qualify for reclassification
Available-for-sale financial assets	-	(68)	(40)	13	(95)
Cash flow hedges	100	463	1	1,017	1,581
Currency translation	-	(67)	673	465	1,071
Tax	(21)	(115)	18	(242)	(360)
	79	213	652	1,253	2,197
Other comprehensive income/(loss) after tax	79	213	(70)	1,253	1,475
Total comprehensive (loss)/income for the period	(197)	520	(3,328)	3,866	861

Total comprehensive (loss)/income attributable to:
Non-controlling interests	-	-	69	56	125
Preference shareholders	113	23	-	(23)	113
Paid-in equity holders	87	-	-	8	95
Dividend access share	1,193	-	-	-	1,193
Ordinary shareholders	(1,590)	497	(3,397)	3,825	(665)
	(197)	520	(3,328)	3,866	861

Income Statement			Consolidation		RBSG
	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
For the six months ended 30 June 2015	£m	£m	£m	£m	£m
Net interest income	195	1,230	3,952	(959)	4,418
Non-interest income	616	2,340	(709)	591	2,838
Total income	811	3,570	3,243	(368)	7,256
Operating expenses	(67)	(4,315)	(4,263)	1,329	(7,316)
Impairment recoveries	-	198	38	85	321
Operating profit/(loss) before tax	744	(547)	(982)	1,046	261
Tax (charge)/credit	(146)	49	(368)	178	(287)
Profit/(loss) from continuing operations	598	(498)	(1,350)	1,224	(26)
Profit from discontinued operations, net of tax	-	-	5	353	358
Profit/(loss) for the period	598	(498)	(1,345)	1,577	332

Attributable to:
Non-controlling interests	-	-	2	342	344
Preference shareholders	143	30	-	(30)	143
Paid-in equity holders	16	-	-	8	24
Ordinary shareholders	439	(528)	(1,347)	1,257	(179)
	598	(498)	(1,345)	1,577	332

Notes (unaudited)

19. Consolidating financial information (continued)

Statement of comprehensive income				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries (1)	Adjustments (2)	Group
For the six months ended 30 June 2015	£m	£m	£m	£m	£m
Profit/(loss) for the period	598	(498)	(1,345)	1,577	332
Items that qualify for reclassification
Gain on remeasurement of retirement benefit schemes	-	-	17	-	17
Tax	-	-	(3)	-	(3)
	-	-	14	-	14
Items that do qualify for reclassification
Available-for-sale financial assets	-	(42)	(43)	40	(45)
Cash flow hedges	-	(467)	59	(302)	(710)
Currency translation	-	75	(469)	(179)	(573)
Tax	-	101	(1)	44	144
		(333)	(454)	(397)	(1,184)
Other comprehensive loss after tax	-	(333)	(440)	(397)	(1,170)
Total comprehensive income/(loss) for the year	598	(831)	(1,785)	1,180	(838)

Total comprehensive income/(loss) attributable to:
Non-controlling interests	-	-	(30)	329	299
Preference shareholders	143	30	-	(30)	143
Paid-in equity holders	16	-	-	8	24
Ordinary shareholders	439	(861)	(1,755)	873	(1,304)
	598	(831)	(1,785)	1,180	(838)

Notes:

(1)	The financial statements of Citizens Financial Group (CFG) are incorporated on a line-by-line basis.
(2)	Includes adjustments to present CFG as a disposal group and as a discontinued operation.

Notes (unaudited)

19. Consolidating financial information (continued)

Balance Sheet				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
At 30 June 2016	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	61,701	3,646	(40)	65,307
Loans and advances to banks	25,045	49,049	141,202	(179,075)	36,221
Loans and advances to customers	362	174,334	212,554	(29,427)	357,823
Debt securities	932	75,737	18,742	(11,353)	84,058
Equity shares	-	335	1,042	(628)	749
Investments in Group undertakings	50,712	35,815	2,080	(88,607)	-
Settlement balances	-	13,052	4,028	(3,675)	13,405
Derivatives	524	330,542	7,357	(12,400)	326,023
Intangible assets	-	534	629	5,362	6,525
Property, plant and equipment	-	1,620	2,962	7	4,589
Deferred tax	-	819	1,558	(160)	2,217
Prepayments, accrued income and other assets	4	1,550	3,019	(262)	4,311
Assets of disposals groups	-	-	15	381	396
Total assets	77,579	745,088	398,834	(319,877)	901,624

Liabilities
Deposits by banks	926	141,771	57,337	(157,046)	42,988
Customer accounts	-	148,380	281,629	(45,020)	384,989
Debt securities in issue	6,077	18,744	4,185	(1,858)	27,148
Settlement balances	-	11,901	3,036	(3,675)	11,262
Short positions	-	19,337	2,456	-	21,793
Derivatives	91	327,259	7,502	(12,462)	322,390
Provisions, accruals and other liabilities	841	5,064	10,389	(667)	15,627
Retirement benefit liabilities	-	104	386	21	511
Deferred tax	29	-	881	(86)	824
Subordinated liabilities	10,558	22,581	2,685	(15,711)	20,113
Liabilities of disposal groups	-	-	17	235	252
Total liabilities	18,522	695,141	370,503	(236,269)	847,897

Non-controlling interests	-	-	469	351	820
Owners’ equity	59,057	49,947	27,862	(83,959)	52,907
Total equity	59,057	49,947	28,331	(83,608)	53,727
Total liabilities and equity	77,579	745,088	398,834	(319,877)	901,624

Notes (unaudited)

19. Consolidating financial information (continued)

Balance Sheet				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
At 30 December 2015	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	76,904	2,595	(95)	79,404
Loans and advances to banks	22,148	45,350	149,771	(186,623)	30,646
Loans and advances to customers	268	161,652	200,351	(28,379)	333,892
Debt securities	1,119	76,602	16,153	(11,777)	82,097
Equity shares	-	931	1,058	(628)	1,361
Investments in Group undertakings	52,129	34,482	5,832	(92,443)	-
Settlement balances	-	3,053	2,173	(1,110)	4,116
Derivatives	217	265,601	4,955	(8,259)	262,514
Intangible assets	-	544	626	5,367	6,537
Property, plant and equipment	-	1,612	2,865	5	4,482
Deferred tax	-	902	1,824	(95)	2,631
Prepayments, accrued income and other assets	3	1,549	2,861	(171)	4,242
Assets of disposals groups	-	-	3,326	160	3,486
Total assets	75,884	669,182	394,390	(324,048)	815,408

Liabilities
Deposits by banks	907	147,220	70,038	(179,869)	38,296
Customer accounts	-	138,774	256,042	(24,518)	370,298
Debt securities in issue	5,049	23,361	6,441	(3,701)	31,150
Settlement balances	-	2,363	2,137	(1,110)	3,390
Short positions	-	17,593	3,216	-	20,809
Derivatives	65	257,372	5,523	(8,255)	254,705
Provisions, accruals and other liabilities	175	5,676	9,147	117	15,115
Retirement benefit liabilities	-	112	3,656	21	3,789
Deferred tax	8	-	841	33	882
Subordinated liabilities	9,366	25,534	4,600	(19,653)	19,847
Liabilities of disposal groups	-	-	2,742	238	2,980
Total liabilities	15,570	618,005	364,383	(236,697)	761,261

Non-controlling interests	-	-	401	315	716
Owners’ equity	60,314	51,177	29,606	(87,666)	53,431
Total equity	60,314	51,177	30,007	(87,351)	54,147
Total liabilities and equity	75,884	669,182	394,390	(324,048)	815,408

Notes (unaudited)

19. Consolidating financial information (continued)

Cash flow statement
				Consolidation	RBSG
	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2016	£m	£m	£m	£m	£m
Net cash flows from operating activities	(2,320)	(10,456)	(158)	3,695	(9,239)
Net cash flows from investing activities	1,996	(1,190)	(2,519)	(444)	(2,157)
Net cash flows from financing activities	(1,500)	(7,523)	(1,162)	5,991	(4,194)
Effects of exchange rate changes on cash and cash equivalents	106	6,173	2,903	(2,506)	6,676
Net (decrease)/increase in cash and cash equivalents	(1,718)	(12,996)	(936)	6,736	(8,914)
Cash and cash equivalents at 1 January 2016	3,006	106,613	95,403	(101,430)	103,592
Cash and cash equivalents at 30 June 2016	1,288	93,617	94,467	(94,694)	94,678

For the six months ended 30 June 2015
Net cash flows from operating activities	889	13,534	(11,759)	6,592	9,256
Net cash flows from investing activities	435	2,190	(4,088)	2	(1,461)
Net cash flows from financing activities	(262)	(2,207)	1,069	974	(426)
Effects of exchange rate changes on cash and cash equivalents	(24)	(1,741)	(628)	508	(1,885)
Net increase/(decrease) in cash and cash equivalents	1,038	11,776	(15,406)	8,076	5,484
Cash and cash equivalents at 1 January 2015	1,105	101,370	94,016	(88,587)	107,904
Cash and cash equivalents at 30 June 2015	2,143	113,146	78,610	(80,511)	113,388

Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group. For those trust preferred securities that were classified as non-controlling interests, the Group’s outstanding instruments with the trusts have been classified as Other equity. For those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Risk factors

The Group is subject to the following new risk factors.

Economic, regulatory and political uncertainty arising from the outcome of the recent referendum on the UK’s membership of the European Union (“EU Referendum”) could adversely impact the Group’s business, results of operations, financial condition and prospects.

In a referendum held on 23 June 2016, a majority voted for the UK to leave the EU. Immediately following the EU Referendum result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, in addition to which there is now prevailing uncertainty relating to the process, timing and negotiation of the UK’s relationships with the EU and other multilateral organisations, as well as individual countries.

Once the exit process is triggered by the UK government, a two year period of negotiation will begin to determine the new terms of the UK’s relationship with the EU, after which period its EU membership will cease. These negotiations will run in parallel to standalone bilateral negotiations with many individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.  See also “The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the Group.”

The longer term effects of the EU Referendum are difficult to predict but are likely to include further financial instability and slower economic growth, in the UK in particular, but also in Republic of Ireland (“ROI”), Europe and the global economy, at least in the short to medium term.

As part of its revised strategy, the Group has been refocusing its business in the UK and ROI and, accordingly is more exposed to a slow-down of the British and Irish economies. Further decreases in interest rates by the Bank of England or sustained low or negative interest rates will put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the Group’s pension deficit.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s ability and cost of funding.  The Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the Group, could be effected. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the results of the EU Referendum, resulting in the loss of its last remaining AAA rating.

The Group is in the process of implementing a large number of key restructuring and strategic initiatives, including the restructuring of its CIB business, the implementation of the UK ring-fencing regime, a significant cost reduction programme, and the divestment of Williams & Glyn, all of which will be carried out throughout this period of significant uncertainty which may impact the prospects for successful execution and impose additional pressure on management. In addition, the uncertainty resulting from the impact of the EU Referendum on foreign nationals’ long term residency permissions in the UK may make it challenging for the Group to retain and recruit adequate staff, which may adversely impact the execution of these restructuring activities and business strategy.

Risk factors

The Group and its subsidiaries are subject to substantial EU-derived regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. In particular, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules may have a significant impact on the Group’s operations, profitability and business model.

These risks and uncertainties are in addition to the pre-existing discussed in the Group’s 2015 Annual Report & Accounts, also as filed on Form 20-F, which could individually or collectively have a material adverse effect on the Group’s financial condition and results of operations.

The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the Group.

The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc (“RBS plc”), its principal operating subsidiary, are both headquartered and incorporated in Scotland. A referendum on Scottish independence took place on 18 September 2014, the outcome of which was a vote in favour of Scotland remaining part of the UK. However, the outcome of the EU Referendum was not supported by the majority of voters in Scotland who voted in favour of remaining in the EU. This has revived the political debate on a second referendum on Scottish independence creating further uncertainty as to whether such a referendum may be held and as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU and its future economic, trading and legal relationship with the EU.

Although the fact of, the timing and outcome of any further referendum on Scottish independence is very uncertain, such a referendum would greatly increase the risks the Group currently faces as result of the EU Referendum. An affirmative result would result in significant additional constitutional, political, regulatory and economic uncertainty and would likely significantly impact the Group's credit ratings and funding and other costs and the fiscal, monetary, legal and regulatory landscape in which the Group operates.

In addition to the above, set out below is a summary of certain risks which could adversely affect the Group. This summary updates, and should be read in conjunction with, the fuller description of these and other risk factors included on pages 390 to 414 of the 2015 R&A and on pages 384 to 408 of the Group’s Form 20-F filed with the US Securities and Exchange Commission on 24 March 2016. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

●

On 28 April 2016, the Group announced that there was a significant risk that the separation and divestment of Williams & Glyn would not be achieved by 31 December 2017. The Board has determined that it would not be prudent to continue with the current plan of record for separating and divesting Williams & Glyn and is actively exploring various alternative divestment structures including asset or business sales to third parties. However, there is no certainty any will be viable and each entails significant structural, execution, regulatory and cost risks. While RBS remains committed to meeting the deadline for achieving a divestment, there is a significant risk it will be unable to do so. Challenging market conditions, Williams & Glyn’s high cost base and the complexity of the business previously known as Williams & Glyn (and attendant integration/transfer challenges for any potential counterparty), transfer costs and accounting impacts may inhibit interest in its assets or business  and/or result in RBS only being able to achieve a price materially below the  book value of those assets, which may result in a significant loss on any divestment transaction and have an adverse effect on the Group’s capital position.

Risk factors

●

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects. For more details on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 91 to 111.

●

The Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer-focused and profitable bank.

●

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group.

●

Operational risks are inherent in the Group’s businesses and these risks could increase as a result of a number of factors including, as the Group implements its strategic programme, the UK ring-fencing regime, its cost reduction programme and the divestment of Williams & Glyn.

●

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations.

●	The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets.
●

Failure by the Group to comply with regulatory capital, liquidity and leverage requirements, including as a result of,  international, EU or UK changes or a requirement by the Group’s regulators to increase the levels of capital the Group should hold  or the manner in which it calculates its risk weighted assets and risk exposure may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders and other security holders.

●

Failure by the Group to comply with its capital requirements or to maintain sufficient distributable profits in the Royal Bank of Scotland Group plc, (RBSG) may restrict its ability to make discretionary distributions, including the payment of coupons on certain capital instruments and dividends to its ordinary shareholders. RBSG distributable profits are sensitive to the accounting impact of factors including the redemption of preference shares, restructuring costs and impairment charges and the carrying value of its investments in subsidiaries which are carried at the lower of cost and their prevailing recoverable amount. Recoverable amounts depend on discounted future cash flows which can be affected by restructurings, such as the requirement to create a ring fenced and non ring-fenced bank or banks, or unforeseen events. The RBSG distributable reserves also depend on the receipt of income from subsidiaries, principally as dividends. The ability of subsidiaries to pay dividends is subject to their performance and applicable local laws and other restrictions, including their respective regulatory requirements. Any of these factors, including restructuring costs, impairment charges and a reduction in the carrying value of RBSG subsidiaries or a shortage of dividends from them could limit the Group’s ability to maintain sufficient distributable profits to be able to the pay coupons on certain capital instruments and dividends to its ordinary shareholders.

Risk factors

●

The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●

As a result of extensive reforms being implemented within the EU and the UK relating to the resolution of financial institutions, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the Group to meet higher funding levels than the Group anticipated within its strategic plans and affect the Group’s funding costs.

●	The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.
●	The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.
●

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators are likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●

The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business and could require the Group to recognise impairment charges.

●

The Group’s operations are highly dependent on its IT systems. A failure of the Group’s IT systems could adversely affect its operations and investor and customer confidence and expose the Group to regulatory sanctions.

●	The Group is exposed to cyber attacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
●	The Group’s operations entail inherent reputational risk.
●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●

The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the Group simultaneously.

Risk factors

●

The Group is currently in the process of implementing a strong risk culture across the organisation and a failure by the Group to do so could adversely affect the Group’s ability to achieve its strategic objectives.

●

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits. In addition, it may be required to restructure its pension schemes as a result of the implementation of the UK ring-fencing which may result in additional or increased cash contributions.

●	Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s capital position.
●	The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.
●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
●

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

●

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

●

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●

The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●

The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●

The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results. If found deficient by the Group’s regulators, the Group may be required to make changes to such models or may be precluded from using such models, which could result in the Group maintaining additional capital.

●

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●

The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

Risk factors

●

The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

●

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●	The Group’s results could be adversely affected in the event of goodwill impairment.
●

Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group (including the timing for the recoverability of such deferred tax assets).

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

4 August 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rodgers

Additional information

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2016.

As at 30 June 2016
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	11,755
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

11,756
Retained income and other reserves	41,151

Owners’ equity	52,907

Group indebtedness
Subordinated liabilities	20,113
Debt securities in issue	27,148

Total indebtedness	47,261

Total capitalisation and indebtedness	100,168

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the tables above has not changed materially since 30 June 2016.

Additional information

Other financial data

		Year ended 31 December
	Half year ended 30 June 2016 (5)	2015	2014	2013	2012	2011

Return on average total assets (1)	(0.5%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)
Return on average ordinary shareholders’ equity (2)	(8.8%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)	(3.1%)
Average owners’ equity as a percentage of average total assets	6.2%	6.0%	5.8%	5.5%	5.2%	4.9%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	0.70	0.17	1.52	(0.51)	0.13	0.78
- excluding interest on deposits	0.34	(1.17)	2.61	(5.12)	(3.73)	(0.86)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	0.81	0.19	1.67	(0.55)	0.13	0.78
- excluding interest on deposits	0.48	(1.60)	3.58	(6.95)	(4.80)	(0.86)

Notes:

(1)	Represents loss attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents loss attributable to equity holders expressed as a percentage of average ordinary shareholders' equity
(3)

For this purpose, earnings consist of operating profit before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the half year ended 30 June 2016 and years ended 31 December 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the half year ended 30 June 2016 and for the years ended 31 December 2015, 2013, 2012 and 2011 was £482 million, £3,088 million, £9,247 million, £6,353 million and £1,860 million, respectively. The coverage deficiency for fixed charges for the half year ended 30 June 2016 and years ended 31 December 2015, 2013, 2012 and 2011 was £274 million, £2,703 million, £8,849 million, £6,052 million and £1,860 million, respectively.

(5)	Based on unaudited numbers.

Share information

	30 June 2016	31 March 2016	31 December 2015

Ordinary share price	171.60p	222.70p	302.00p

Number of ordinary shares in issue (millions)	11,755	11,661	11,625

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Page

Presentation of information	2
General overview	2

Capital management
Pillar 2A and MDA	6
Capital resources	8
Capital flow statement	9
Loss absorbing capital	10
Risk-weighted assets	11

Liquidity and funding risk
Liquidity risk	13
Funding risk	15

Credit risk
Key developments: Exposure measure	16
Management basis:	18
Key loan portfolios	18
Country risk	37
Balance sheet analysis:	39
Loans and related credit metrics	39
Debt securities	43
Derivatives	44
Valuation reserves	45
Regulatory basis:	46
EAD and RWA density	46

Market risk
Trading portfolios	50
Non-trading portfolios	52
Net interest income and foreign exchange risk	55

1

Appendix 1 Capital and risk management

Presentation of information

Unless otherwise indicated, disclosures in this section include disposal groups in the relevant exposures.

General overview

RBS’s main risks are described in Capital and risk management - Risk coverage in RBS’s 2015 Annual Report on Form 20-F. The table below is an overview of these risks, including any developments during H1 2016.

Risk type	Overview
Capital and leverage

•         The CET1 ratio decreased by 100 basis points in H1 2016 to 14.5% primarily reflecting management actions to normalise the ownership structure and improve the long-term resilience of RBS. These included the final DAS payment of £1.2 billion and the accelerated payment of £4.2 billion relating to the outstanding deficit on the pension Main Scheme. Additional litigation and conduct charges contributed to a £2.0 billion reduction in CET1 capital.

•         RWAs increased by £2.6 billion to £245.2 billion during H1 2016 reflecting lending growth in UK PBB and Commercial Banking and the adverse impact of exchange rate movements being partially offset by Capital Resolution disposals and run-off.

•         There was a 10 basis points decrease in the CET1 ratio in Q2 2016 driven by a £0.7 billion decrease in CET1 capital in Q2 2016, offset by £4.3 billion reduction in RWAs. The reduction in RWAs related to disposals and run-off in Capital Resolution, and removal of that element of operational risk RWAs relating to Citizens, following regulatory approval (£3.9 billion); these were partly off-set by the weakening of sterling mainly due to the EU Referendum (£4.4 billion).

•         Leverage ratio reduced by 40 basis points in H1 2015 to 5.2%, reflecting lower CET1 capital and loan growth.

•         Under current total loss absorbing capital (TLAC) guidance, RBS will be required to hold a minimum loss absorbing capital of 16% of RWAs by the beginning of 2019 and 18% by the beginning of 2022. This estimate is subject to final guidance from the Bank of England’s proposed approach to MREL. Estimated loss absorbing capital at 30 June 2016 was £59.9 billion (31 December 2015 - £60.3 billion) which was 24.4% of RWAs and 8.3% of leverage exposure.

•         The current estimated headroom to fully phased MDA trigger in 2019 is 2.2%. This is based on our target CET1 ratio of 13% versus 10.8% MDA requirement, which remains subject to change, comprising: 4.5% Pillar 1 minimum, the capital conservation buffer of 2.5%, 2.8% of Pillar 2A ratio and 1.0% GSIB buffer.

•         RBS continued to strengthen its balance sheet and RBSG plc issued €1.5 billion 7 year 2.5% senior notes and $1.5 billion 10 year 4.8% senior notes in Q1 2016; both of which are expected to be MREL-eligible, subject to regulatory finalisation.

•         There has been significant volatility in the capital markets during the year, most notably in the AT1 market. We continue to target up to £2 billion of AT1 issuance in 2016, subject to market conditions.

2

General overview (continued)

Risk type	Overview
Capital and leverage (continued)

•         The EBA announced the results of its 2016 EU-wide stress test in July 2016, RBS’s CET1 ratio was 8.1% and leverage ratio was 3.6%. There was no pass / fail threshold for this test.

•         We remain actively engaged with regulators in the UK and beyond on upcoming regulatory developments, including those relating to Basel Committee proposals on RWAs and the Bank of England’s proposed approach to MREL for UK banks; our capital plans will evolve accordingly.

Liquidity and funding

•         RBS has not experienced any significant impact to its liquidity position as a result of the EU Referendum. All key liquidity risk metrics met minimum requirements at 30 June 2016.

•         The liquidity position remains strong with the liquidity portfolio of £153 billion covering total wholesale funding, including derivative collateral, by 1.9 times.

•         The liquidity portfolio decreased by £2.9 billion in H1 2016, and by £3.7 billion in Q2, with payments totalling £5.4 billion in March 2016 relating to the pension fund and the final DAS dividend. The second quarter decrease comprised a £7 billion reduction in cash at central banks being partially offset by an increase in loans (secondary liquidity) in the central Treasury portfolio as well as lower liquidity requirements in RBS N.V. as rundown of the balance sheet continued.

•         Liquidity coverage ratio (LCR) reduced from 136% at the year end to 121% at the end of the first quarter and 116% at 30 June 2016. The trend reflected the pension fund and DAS dividend payments and lending growth in UK PBB and Commercial Banking. These factors reduced RBS’s excess liquidity.

•         Net stable funding ratio (NSFR) was 119%, comfortably above the minimum target of 100%, reflecting RBS’s funding strategy of relying on stable customer deposits.

•         The loan:deposit ratio was 92%, up from 90% at Q1 and 89% at the year end. Mortgage growth in UK PBB and higher corporate lending in Commercial Banking outweighed deposit increases. Deposit growth in UK PBB, Private Banking and RBSI was partially offset by Capital Resolution exits and run-off.

•         RBS has continued to manage down its overall wholesale funding, which has reduced from £83.5 billion at 31 December 2014 to £55.1 billion at 30 June 2016. The primary drivers have been calls and buybacks (£12.0 billion) and maturities (£19.3 billion), partially offset by new issuances (£2.9 billion). The H1 2016 reduction of £3.6 billion from £58.7 billion at December 2015 is largely due to calls and buybacks (£5.3 billion) and maturities (£6.1 billion), offset by new issuances (£2.3 billion) and the effect of changes in market values (£5.4 billion).

3

Appendix 1 Capital and risk management

General overview (continued)

Risk type	Overview
Conduct and regulatory

•         Conduct and litigation costs were 1.3 billion in both H1 2016 and in H1 2015. H1 2016 included provisions in respect of the UK 2008 rights issue shareholder litigation and additional charge for PPI. RBS continued to remediate historical conduct issues and to work on a number of regulatory change programmes. The UK’s Senior Managers and Certification regime was successfully implemented, and work continues on the UK’s ring-fencing requirements.

Credit risk

•         The growth in UK mortgage lending continued in line with UK PBB strategy.

•         Risk appetite limits for sector, product and asset class frameworks were reduced to take account of the revised risk appetite associated with restructured CIB.

•         Impairment provisions were £6.5 billion and covered REIL by 55% compared with £7.1 billion and 59% at 31 December 2015. REIL of £11.8 billion were 3.5% of customer loans and advances, down from 3.6% at Q1 2016 and 4.8% a year ago.

•         Challenging market conditions have persisted in the Shipping sector, resulting in customers being subject to heightened credit monitoring. Impairment provisions were £445 million on REIL of £1,023 million at 30 June 2016 (31 March 2016 - £374 million on £827 million; 31 December 2015 - £181 million on £434 million). Forbearance has also increased. Q2 2016 also saw impairment charges in the Oil & Gas and Metals & Mining sectors of £97 million and £29 million respectively.

•         Impairment provisions relating to the Property sector reduced from £2.3 billion to £1.5 billion, driven predominantly by the reduction in CRE exposures managed by Capital Resolution. The run-down in lower quality assets in Capital Resolution has improved the overall credit quality.

Market risk

•         Traded VaR continued to decline despite the increased volatility and reduced liquidity resulting from macroeconomic and political factors including the economic slowdown in China, the reduction in US quantitative easing, the low interest rate environment in Europe and the EU Referendum. Average internal traded VaR was £15.4 million (FY 2015 - £18.9 million). The EU Referendum had no significant impact on traded VaR during H1 2016.

•         Non-traded credit spread VaR was £57.7 million at 30 June 2016 (31 December 2015 - £30.6 million). The rise largely reflected an increase in longer-dated bonds within Treasury’s liquidity portfolio and greater credit spread volatility, primarily affecting US dollar bond swap spreads with tenors of over ten years.

•         Non-traded interest rate VaR, capturing the risk arising from earnings from retail and commercial banking activities, was £21 million and was broadly stable during the period, with fluctuations well within risk appetite.

•         The sensitivity of net interest income to an immediate upward 25 basis point shift in interest rates from the base-case forecast was broadly unchanged at £68 million, but the impact of a downward shift increased from £96 million to £140 million.

•         The equity structural hedge fell to £35 billion from £42 billion, primarily reflecting the £4.2 billion pension fund payment and the £1.2 billion final DAS dividend payment.

4

Appendix 1 Capital and risk management

General overview (continued)

Risk type	Overview
Operational

•         Development of the operational risk framework continued, including: (i) the cascade of RBS-wide risk appetite statements for the most material risks; and (ii) the embedding of the enhanced Risk & Control Assessment approach developed in 2015. The effects on the bank’s risk profile of the wide-ranging change portfolio, especially the divestment of Williams & Glyn, continued to be closely monitored.

Reputational

•         The importance of managing reputational risk is reinforced through an overarching risk appetite statement. This addresses the internal risk of RBS making decisions without taking reputational risk into account.

•         The most material threats to RBS’s reputation continued to originate from conduct issues, both historical and more recent.

Pension

•         RBS made a £4.2 billion payment to the RBS Group Pension Fund in March 2016. This removed an element of pension risk. RBS and the Trustee also agreed that the next valuation of the RBS Group Pension Fund will take place as at 31 December 2018, providing greater certainty to pension funding commitments until at least 2019, an important period running up to the implementation of UK ring-fencing legislation.

Business

•         RBS continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in CIB and Capital Resolution curtailed through disposals and run-downs. RBS also continued with its simplification and cost reduction programmes.

•         Market conditions have become more volatile following the EU Referendum result, and RBS continues closely to monitor and assess the operating environment and its impact on business risk.

5

Appendix 1 Capital and risk management

Capital management

RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity. For a description of the capital management framework, governance and basis of preparation refer to Capital management in RBS’s 2015 Annual Report on Form 20-F.

Pillar 2A and MDA

RBS’s current total Pillar 2A requirement is 5.0% of RWAs (31 December 2015 - 5.0%). From 1 January 2015, 56% of the total Pillar 2A or 2.8% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time regulatory assessment of the amount of capital required to meet the overall financial adequacy rules. This PRA assessment may change over time, including as a result of an at least annual assessment and supervisory review of RBS’s Internal Capital Adequacy Assessment Process (ICAAP); the latest ICAAP based on the end of 2015 data was submitted to the PRA for supervisory review in May 2016.

RBS’s capital risk appetite framework, which informs its capital targets, includes consideration of the maximum distributable amount (MDA) requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, on the illustrative assumption that current estimates of Pillar 2A remain constant, RBS estimates that its ‘fully phased’ CET1 MDA requirement would be 10.8% in 2019, assuming RBS’s current risk profile is unchanged. It should be noted that this estimate does not reflect the anticipated impact of RBS’s planned restructuring, changes in the regulatory framework or other factors that could impact target CET 1 ratio. The estimated 2019 MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio;
●	2.5% Capital conservation buffer;
●	2.8% Pillar 2A CET1 ratio; and
●	1.0% Global Systemically Important Institution buffer.

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.2% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to reflect our risk appetite and accommodate regulatory and other changes.

Developments in prudential regulation

Following the EU Referendum, a period of uncertainty is expected regarding the regulatory landscape that will apply at the point in time that the UK leaves the EU. EU regulation will continue to apply during the intervening period, expected to be two years or longer, whilst the UK remains a member of the EU. RBS remains actively engaged and continues to monitor developments with the regulatory bodies in the UK and beyond regarding the scope of regulation that may apply to RBS in the future. In its July 2016 Financial Stability Report, the FPC reduced the countercyclical buffer rate to UK bank’s exposures from 0.5% to 0%.

6

Appendix 1 Capital and risk management

Pillar 2A and MDA (continued)

In the first half of 2016 the Basel Committee of Banking Supervision (BCBS) framework has continued to evolve, additionally there have been revisions to Capital Requirements Regulations (CRR) and additional local rules for UK banks from the PRA. The BCBS developments were:

●

Credit risk: the proposals on Standardised and Internal Ratings Based approaches to calculating credit risk (including counterparty) restrict both portfolios where internal models are permitted to be used, and modelling approaches where modelling persists. Whist the final requirements are not expected until end 2016, capital requirements are expected to increase.

●	Market risk:
●

The Interest Rate Risk in the Banking Book (IRRBB) standard issued in April 2016 maintains the Pillar 2 approach with enhanced market disclosure (Pillar 3), allowing local supervisors to take account of individual circumstances when setting capital requirements.

●

The Fundamental Review of the Trading Book final standard was issued in January 2016. The major changes include: revisions to the approach for banking book/trading book boundary, the replacement of VaR with an expected shortfall model and new, more risk sensitive standardised methodologies which will need to be calculated for the entire book, regardless of whether a firm has permission to use a modelled approach. Capital requirements are expected to increase.

●

Operational risk: The consultation published in March 2016 addresses perceived weakness in the current framework by revising the calculation methodology to include a firm’s past operational losses, including conduct and litigation; capital requirements are expected to increase under these proposals.

●

Pillar 3 disclosures: The ‘Phase 2’ proposal was issued in March 2016 and focused on the consolidation of separate disclosure requirements and initiatives currently in development. A number of initiatives are subject to substantial debate or industry interpretation.

●

Leverage: The comprehensive review is likely to result in changes of approach for leverage exposure, including but not limited to: settlement balances, derivative exposures and off-balance sheet items.

●

MREL: The EBA launched a consultation in July 2016 on the implementation and design of MREL, the EU equivalent of TLAC, but the scope is not limited to G-SIBs.  The requirement will be set on a case- by-case basis by the resolution authorities. We currently anticipate initial guidance from the Bank of England on its proposed approach to MREL in the second half of 2016.

7

Appendix 1 Capital and risk management

Capital management disclosures

Refer to Analysis of results - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates.

Capital resources
	End-point CRR basis (1)			PRA transitional basis (1)
	30 June	31 March	31 December	30 June	31 March	31 December
	2016	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m	£m

Shareholders’ equity (excluding
non-controlling interests)
Shareholders’ equity	52,907	53,377	53,431	52,907	53,377	53,431
Preference shares - equity	(3,305)	(3,305)	(3,305)	(3,305)	(3,305)	(3,305)
Other equity instruments	(2,536)	(2,646)	(2,646)	(2,536)	(2,646)	(2,646)

	47,066	47,426	47,480	47,066	47,426	47,480
Regulatory adjustments and deductions
Own credit	(587)	(371)	(104)	(587)	(371)	(104)
Defined benefit pension fund adjustment	(209)	(458)	(161)	(209)	(458)	(161)
Cash flow hedging reserve	(1,603)	(1,141)	(458)	(1,603)	(1,141)	(458)
Deferred tax assets	(1,040)	(1,075)	(1,110)	(1,040)	(1,075)	(1,110)
Prudential valuation adjustments	(603)	(408)	(381)	(603)	(408)	(381)
Goodwill and other intangible assets	(6,525)	(6,534)	(6,537)	(6,525)	(6,534)	(6,537)
Expected losses less impairments	(831)	(936)	(1,035)	(831)	(936)	(1,035)
Other regulatory adjustments	(14)	(73)	(86)	(14)	(73)	(64)

	(11,412)	(10,996)	(9,872)	(11,412)	(10,996)	(9,850)

CET1 capital	35,654	36,430	37,608	35,654	36,430	37,630

Additional Tier 1 (AT1) capital
Eligible AT1	1,997	1,997	1,997	1,997	1,997	1,997
Qualifying instruments and related
share premium subject to phase out	-	-	-	4,365	4,365	5,092
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	1,394	1,394	1,627

AT1 capital	1,997	1,997	1,997	7,756	7,756	8,716

Tier 1 capital	37,651	38,427	39,605	43,410	44,186	46,346

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	6,443	5,960	5,745	7,188	6,406	6,265
Qualifying instruments issued by
subsidiaries and held by third parties	2,585	2,462	2,257	5,855	6,622	7,354

Tier 2 capital	9,028	8,422	8,002	13,043	13,028	13,619

Total regulatory capital	46,679	46,849	47,607	56,453	57,214	59,965

Note:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 for the PRA transitional basis.

8

Appendix 1 Capital and risk management

Capital flow statement

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital during the half year ended 30 June 2016.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m

At 1 January 2016	37,608	1,997	8,002	47,607
Loss for the period	(2,045)	-	-	(2,045)
Own credit	(483)	-	-	(483)
Share capital and reserve movements in respect of employee share schemes	187	-	-	187
Ordinary shares issued	85	-	-	85
Foreign exchange reserve	1,032	-	-	1,032
AFS reserves	(75)	-	-	(75)
Goodwill and intangibles deduction	12	-	-	12
Deferred tax assets	70	-	-	70
Prudential valuation adjustments	(222)	-	-	(222)
Expected loss over impairment provisions	204	-	-	204
Net dated subordinated debt/grandfathered instruments	-	-	(364)	(364)
Foreign exchange movements	-	-	1,390	1,390
Other movements	(719)	-	-	(719)

At 30 June 2016	35,654	1,997	9,028	46,679

9

Appendix 1 Capital and risk management

Loss absorbing capital

The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries.

	At 30 June 2016				31 December 2015
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	35.7	35.7	35.7	35.7	37.6	37.6	37.6	37.6

Tier 1 capital: end point CRR compliant AT1
of which: RBSG plc (holdco)	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
of which: RBSG operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

Tier 1 capital: non-end point CRR compliant
of which: holdco	6.1	6.4	6.0	4.7	6.0	6.0	5.9	4.6
of which: opcos	0.3	0.3	0.3	0.3	2.5	2.5	2.5	0.3
	6.4	6.7	6.3	5.0	8.5	8.5	8.4	4.9

Tier 2 capital: end point CRR compliant
of which: holdco	6.5	7.0	6.4	5.2	5.8	5.9	5.7	4.4
of which: opcos	5.8	6.0	4.0	5.4	5.1	5.5	3.8	5.5
	12.3	13.0	10.4	10.6	10.9	11.4	9.5	9.9

Tier 2 capital: non-end point CRR compliant
of which: holdco	0.3	0.3	0.2	0.1	0.3	0.3	0.2	0.1
of which: opcos	3.6	3.9	2.7	3.2	3.3	3.6	3.0	2.9
	3.9	4.2	2.9	3.3	3.6	3.9	3.2	3.0

Senior unsecured debt securities issued by:
RBSG holdco	5.9	6.0	-	3.3	4.9	5.0	-	2.9
RBSG opcos	13.7	14.3	-	-	17.7	18.1	-	-
	19.6	20.3	-	3.3	22.6	23.1	-	2.9
Total	79.9	81.9	57.3	59.9	85.2	86.5	60.7	60.3

RWAs				245.2				242.6
Leverage exposure				720.7				702.5

LAC as a ratio of RWAs				24.4%				24.9%
LAC as a ratio of leverage exposure				8.3%				8.6%

Notes:

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the TLAC/MREL criteria.
(3)

LAC value reflects RBS’s interpretation of the 9 November 2015 FSB Term Sheet on TLAC and the Bank of England’s consultation on their approach to setting MREL, published on 11 December 2015. MREL policy and requirements remain subject to further consultation, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the TLAC/MREL criteria.

(4)	Corresponding shareholders’ equity was £52.9 billion (31 December 2015 - £53.4 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

10

Appendix 1 Capital and risk management

Risk-weighted assets

The tables below analyse the movement in RWAs on the end-point CRR basis during the half year, by key drivers.

	Credit risk RWAs
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2016	166.4	23.4	189.8
Foreign exchange movement	7.5	-	7.5
Business movements	(3.5)	3.1	(0.4)
Risk parameter changes	2.3	(1.2)	1.1
Methodology changes	(0.2)	-	(0.2)
Model updates	0.7	1.1	1.8
Other changes	(0.7)	(0.3)	(1.0)

At 30 June 2016	172.5	26.1	198.6

Modelled (1)	135.3	23.0	158.3
Non-modelled	37.2	3.1	40.3

	172.5	26.1	198.6

	Market risk RWAs			Operational
	CIB	Other	Total	risk RWAs	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2016	13.8	7.4	21.2	31.6	52.8
Business and market movements	(0.4)	0.1	(0.3)	(5.9)	(6.2)

At 30 June 2016	13.4	7.5	20.9	25.7	46.6

Modelled (1)	11.5	5.0	16.5	-	16.5
Non-modelled	1.9	2.5	4.4	25.7	30.1

	13.4	7.5	20.9	25.7	46.6

Note:

(1)

Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to Commercial Banking (£62.5 billion).

11

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

The table below analyses the movement in end-point CRR RWAs by segment during the half year.

		Ulster							Central
		Bank	Commercial	Private			Capital		items
	UK PBB	RoI	Banking	Banking	RBSI	CIB	Resolution	W&G	& other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2016	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6
Foreign exchange movement	-	2.3	1.5	-	0.5	0.3	2.5	-	0.4	7.5
Business movements	0.5	(0.2)	2.7	0.2	0.8	2.6	(6.4)	(0.2)	(6.6)	(6.6)
Risk parameter changes (1)	3.9	(0.8)	(0.1)	-	-	0.1	(2.1)	0.2	(0.1)	1.1
Methodology changes	-	-	-	(0.1)	-	-	(0.1)	-	-	(0.2)
Model updates (2)	0.1	-	0.2	-	-	0.6	0.5	-	0.4	1.8
Other changes	(0.8)	0.2	0.9	(0.7)	-	-	(1.1)	-	0.5	(1.0)

At 30 June 2016	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2

Credit risk
- non-counterparty	29.1	19.7	71.0	7.0	8.9	4.6	22.7	8.5	1.0	172.5
- counterparty	-	0.1	-	-	-	14.7	11.2	-	0.1	26.1
Market risk	-	-	-	-	-	13.4	5.6	-	1.9	20.9
Operational risk	7.9	1.1	6.5	1.1	0.7	4.0	2.8	1.4	0.2	25.7

Total RWAs	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2

Notes:

(1)	Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).
(2)	Credit risk models were updated during the year including: - UK PBB: non standard LGD model for mortgages and business banking EAD model. - CIB: large corporate PD model.

Key points

•	The CET1 ratio of 14.5% decreased by 100 basis points which reflected a decrease in CET1 capital (£2.0 billion) and higher RWAs (£2.6 billion).
•

RWAs increased by £2.6 billion to £245.2 billion in H1 2016, primarily as a result of adverse exchange rate movements (£7.5 billion) and risk parameter recalibrations (£1.1 billion) negating the improvements in operational risk RWAs (£5.9 billion).

•

The foreign exchange movement occurred primarily in Capital Resolution (£2.5 billion), Ulster Bank RoI (£2.3 billion) and Commercial Banking (£1.5 billion) as sterling weakened against major currencies following the EU Referendum.

•

The annual operational risk recalculation resulted in a decrease of £2.0 billion and a further £3.9 billion reduction relating to the removal of the element relating to Citizens, following PRA approval.

•	UK PBB RWAs increased by £3.7 billion following ongoing UK mortgage PD calibration and loan growth. This was partially offset by the transfer of Northern Ireland loans to Commercial Banking.
•	Growth in both new and existing lending and the transfer of Northern Ireland loans from UK PBB were the key contributors to the £5.2 billion increase in Commercial Banking.
•	RWAs in CIB increased by £3.6 billion reflecting market volatility, foreign exchange movements alongside implementation of new risk metric models.
•	Private Banking RWAs decreased by £0.6 billion primarily due to mortgage calibration improvements relating to buy-to-let mortgages.
•

Capital Resolution RWAs continued to decrease in line with risk reduction strategy with RWAs falling by £6.7 billion. Reductions were across portfolios, the largest in Markets (£3.1 billion) relating to derivative restructuring, Global Transaction Services exits and run-off (£1.4 billion) and some of the Shipping portfolio being impaired following difficult market conditions and a fall in vessel values (£1 billion).

•	The Central items decrease of £5.4 billion is significantly driven by the operational risk reduction relating to Citizens.

12

Appendix 1 Capital and risk management

Liquidity and funding risk

Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to Capital and risk management - Liquidity and funding risk in RBS’s  2015 Annual Report on Form 20-F.

Regulatory developments

The UK liquidity regime follows the EU CRD IV framework which is expected to remain in force within the UK legal framework for the foreseeable future. RBS will continue to monitor the regulatory landscape with respect to liquidity as it evolves following the result of the EU Referendum.

Liquidity risk

Key metrics

The table below sets out the key liquidity and related metrics monitored by RBS.

	30 June	31 March	31 December
	2016	2016	2015

Liquidity portfolio	£153bn	£157bn	£156bn
Stressed outflow coverage (SCR) (1)	213%	218%	227%
LCR (2)	116%	121%	136%
NSFR (3)	119%	119%	121%
Loan:deposit ratio	92%	90%	89%

Notes:

(1)

RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS’ ILAA. This assessment is performed in accordance with PRA guidance.

(2)

On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. UK banks are required to meet a minimum standard of 80% initially rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(3)

BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018. Pending further guidelines from the EU and the PRA, RBS uses the definitions and proposals from the BCBS paper and internal interpretations, to calculate the NSFR. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

13

Appendix 1 Capital and risk management

Liquidity portfolio

The table below shows the liquidity portfolio by product, liquidity value and by carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end			Average
	UK DoLSub (1)	Other	Total	Quarter	H1 2016
30 June 2016	£m	£m	£m	£m	£m

Cash and balances at central banks	52,758	2,873	55,631	57,380	61,037
Central and local government bonds
AAA rated governments	4,712	644	5,356	4,362	4,144
AA- to AA+ rated governments and US agencies	19,781	1,293	21,074	22,059	23,172

	24,493	1,937	26,430	26,421	27,316

Primary liquidity	77,251	4,810	82,061	83,801	88,353
Secondary liquidity (2)	69,456	1,261	70,717	66,083	65,642

Total liquidity value	146,707	6,071	152,778	149,884	153,995

Total carrying value	173,235	6,274	179,509

31 December 2015					FY 2015

Cash and balances at central banks	67,790	1,611	69,401	70,978	69,736
Central and local government bonds
AAA rated governments	3,201	1,098	4,299	4,254	5,263
AA- to AA+ rated governments and US agencies	18,238	3,216	21,454	23,597	22,546
Below AA rated governments	-	-	-	-	46
Local government	-	-	-	-	12

	21,439	4,314	25,753	27,851	27,867

Primary liquidity	89,229	5,925	95,154	98,829	97,603
Secondary liquidity (2)	59,201	1,369	60,570	57,841	57,654

Total liquidity value	148,430	7,294	155,724	156,670	155,257

Total carrying value	181,240	7,494	188,734

Notes:

(1)

The PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company plc. In addition, certain of RBS’s significant operating subsidiaries - RBS N.V. and Ulster Bank Ireland DAC - hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(3)	FY 2015 average includes Citizens up to the date of deconsolidation; excluding Citizens: £143,945 million.

14

Appendix 1 Capital and risk management

Funding risk

The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2016	14.7	38.3	55.1	78.6	7.8	(8.3)	(0.5)
31 March 2016	16.6	39.9	58.9	82.3	8.4	(8.9)	(0.5)
31 December 2015	17.2	37.6	58.7	79.1	7.7	(7.3)	0.4
30 September 2015	16.8	39.0	65.9	88.1	8.4	(10.2)	(1.8)
30 June 2015 (4)	25.0	47.0	76.4	98.4	13.5	(12.3)	1.2

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.
(4)	Incorporating Citizens short-term and total wholesale funding including and excluding derivative collateral of £4.5 billion and £5.9 billion respectively.

The table below shows the carrying values of the principal funding sources.

	30 June 2016			31 December 2015
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	23,576	-	23,576	20,367	-	20,367
other deposits (1)	7,576	236	7,812	7,336	359	7,695

	31,152	236	31,388	27,703	359	28,062
Debt securities in issue
certificates of deposit	271	58	329	742	202	944
medium-term notes	5,042	14,994	20,036	6,639	15,540	22,179
covered bonds	737	3,840	4,577	2,171	3,414	5,585
securitisations	3	2,203	2,206	4	2,438	2,442

	6,053	21,095	27,148	9,556	21,594	31,150
Subordinated liabilities	1,066	19,047	20,113	323	19,524	19,847

Notes issued	7,119	40,142	47,261	9,879	41,118	50,997

Wholesale funding	38,271	40,378	78,649	37,582	41,477	79,059

Customer deposits
derivative cash collateral (2)	13,005	-	13,005	10,373	-	10,373
financial institution deposits	50,479	984	51,463	45,134	1,226	46,360
personal deposits	158,239	2,449	160,688	154,066	3,212	157,278
corporate deposits	129,511	1,182	130,693	130,514	1,466	131,980

Total customer deposits	351,234	4,615	355,849	340,087	5,904	345,991

Total funding excluding repos	389,505	44,993	434,498	377,669	47,381	425,050
Total repos			40,881			37,378
Total funding including repos			475,379			462,428

Notes:

(1)	Includes £0.8 billion relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations.
(2)	Cash collateral includes £10,948 million (31 December 2015 - £9,504 million) from financial institutions.

15

Appendix 1 Capital and risk management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of RBS’s credit risk framework, governance, policies and methodologies refer to Capital and risk management - Credit risk in the RBS’s 2015 Annual Report on Form 20-F.

Key developments: Exposure measure

RBS has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to current exposure and potential exposure. The table below summarises the differences between these measures.

	CRA	Current exposure	Potential exposure
Lending exposure Comprises cash balances at central banks as well as loans and advances to banks and customers.	Drawn balances (gross of impairment provisions).	Drawn balances.	Legally committed limits. (1)
Measured net of individual, collective and latent provisions unless otherwise stated.
Counterparty exposure

Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit value adjustments.

		Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and net of legally enforceable financial collateral. (2)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon. (1,2)
Current and potential exposure are measured net of credit valuation adjustments (CVA) unless otherwise stated.
Contingent obligations Primarily letters of credit and guarantees.	Drawn balance	Drawn balance.	Legally-committed amount. (1)
Exclusions	• Trading book bonds • Equity securities • Settlement risk • Intra-group credit exposures • Securities financing transactions (repos) • Banking book debt securities	• Trading book bonds. • Equity securities. • Settlement risk. • Suretyships. • Intra-group credit exposures.
Other		• Net of cash and gold collateral. • Current exposure and potential exposure are reported against the guarantor of a transaction to reflect the transfer of risk.

Notes:

(1)	Cannot be less than current exposure.
(2)	Current exposure and potential exposure for exchange-traded derivatives are defined as Exposure At Default (EAD).

16

Appendix 1 Capital and risk management

Key developments: Exposure measure (continued)

The disclosures that follow use the current exposure or potential exposure measure as indicated. Comparatives have been restated.

Comparing the current exposure measure to the previous CRA measure, the following changes are noted:

●

Exposures to the Sovereign sector are higher. This is primarily due to the inclusion of government bond exposure held in the banking book and managed in Treasury and Capital Resolution. The increased current exposure value, compared to CRA, is also a result of risk transfer related to guarantees (pledged by sovereign customers) for obligors active in other sectors.

●	In the Banks & Other Financial Institutions sector, the netting of financial collateral reduced the current exposure value compared to CRA. Risk transfer also reduced current exposure compared to CRA.
●	Outside these sectors, the impact of risk transfer is less material. However, the impact of netting impairment provisions means that for most other wholesale sectors current exposure is less than CRA.

17

Appendix 1 Capital and risk management

Credit risk: Management basis

Key loan portfolios

The table below summarises current exposure, net of provisions and after risk transfer, by sector and geographic region(1).

30 June 2016		Wholesale
		Banks &			Natural	Retail &
	Personal	Other FIs	Sovereign(6)	Property	Resources	Leisure	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

UK	142,737	21,531	49,970	38,928	8,136	15,694	39,309	316,305
RoI (2)	15,064	582	2,339	987	511	1,008	2,243	22,734
Other Western Europe	519	9,510	34,218	2,512	2,580	1,254	5,189	55,782
US	307	9,067	19,973	536	809	633	2,676	34,001
RoW (3)	1,434	6,863	5,429	833	799	330	6,435	22,123

Total	160,061	47,553	111,929	43,796	12,835	18,919	55,852	450,945

Flow into forbearance (4)	829	4	-	621	472	307	876	3,109
Provisions	2,637	69	1	1,541	269	618	1,321	6,456
- Individual & Collective	2,191	61	-	1,501	260	567	1,244	5,824
- Latent	446	8	1	40	9	51	77	632
AQ10 (5)	4,277	628	-	1,916	370	144	1,235	8,570

31 December 2015**

UK	136,024	21,187	60,068	37,328	7,386	14,857	37,929	314,779
RoI (2)	13,440	433	1,624	692	436	1,125	1,635	19,385
Other Western Europe	548	9,481	33,942	2,408	2,144	899	6,002	55,424
US	301	8,121	21,819	622	864	767	2,530	35,024
RoW (3)	2,806	7,050	6,141	808	952	469	7,974	26,200

Total	153,119	46,272	123,594	41,858	11,782	18,117	56,070	450,812

Flow into forbearance (4)	1,829	85	-	1,035	643	368	1,044	5,004
Provisions	3,003	73	1	2,282	133	661	987	7,140
- Individual & Collective	2,613	60	-	2,232	124	601	924	6,554
- Latent	390	13	1	50	9	60	63	586
AQ10 (5)	3,765	769	1	2,284	149	223	1,062	8,253

Notes:

(1)	Within the Credit Risk key loan portfolios section, unless otherwise stated, geographic region is based on country of operation.
(2)	RoI: Republic of Ireland
(3)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(4)	Completed during the period.
(5) (6)	Net of provisions. Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

**Restated - refer to page 17 for further details.

18

Appendix 1 Capital and risk management

Key loan portfolios (continued)

A breakdown of asset quality (AQ) on a current exposure basis, net of provisions and after risk transfer, is set out below.**

Note:

(1)

AQ10 represents exposure with a 100% probability of default. For further information regarding AQ band classifications refer to the Capital and risk management section on page 197 of the RBS’s 2015 Annual Report on Form 20-F.

**Restated - refer to page 17 for further details.

19

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Key points

The following commentary refers to current exposure, net of provisions and after risk transfer. In this section, the following key portfolios are discussed in more detail:

	•	Commercial Real Estate (CRE) (in Property);
	•	Oil & Gas (in Natural Resources);
	•	Shipping (in Other); and
	•	Mortgages (in Personal).

•	The increase in the overall portfolio reflected the significant appreciation of both the euro and US dollar against sterling, primarily following the EU Referendum.
•

Foreign exchange increased the overall current exposure by £15.3 billion or 3% offset by a decrease  by 3% in balances. This was driven by a risk reduction and disposal strategy, particularly outside the UK and Western Europe.

•

Portfolio asset quality has slightly weakened due to challenging market conditions in the Oil & Gas, Mining & Metals and Shipping sectors. Asset quality was also affected by recalibrations in the PD models for Banks, Local Authorities, Property, Housing Associations, Housebuilders and Mortgages.

•	The decrease in exposure to Sovereigns reflected liquidity management activities.
•

In the Property portfolio, 35% of exposure is not related to CRE. This comprises exposure of £9.3 billion (31 December 2015 - £8.9 billion) to Housing Associations, £4.5 billion to Construction (31 December 2015 - £4.7 billion) and £1.8 billion to the Building Materials sub-sector (31 December 2015 - £1.6 billion).

•

In Other, exposure to the Automotive sector decreased from £5.5 billion to £5.0 billion. AQ10 exposure net of provisions totalled £30 million (31 December 2015 - £39 million). Total provisions excluding latent provisions were £52 million (31 December 2015 - £32 million).

•

The composition of the Retail & Leisure portfolio remained broadly unchanged from 31 December 2015. Forbearance increased during the period driven by a number of individually material cases, while the volume of customers receiving forbearance decreased. Total provisions excluding latent provisions were £561 million (31 December 2015 - £601 million). Credit quality improved with AQ10 exposure, net of provisions, totalling £150 million (31 December 2015 - £223 million).

20

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Commercial Real Estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding, housing associations, construction and building materials). For more information, refer to the CRE section on page 204 of RBS’s 2015 Annual Report on Form 20-F.

A dedicated CRE portfolio controls team is responsible for portfolio strategy, credit risk appetite and policies, as well as oversight of valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

The table below provides a breakdown of the lending exposure within the CRE portfolio on a current exposure basis, net of provisions and after risk transfer.

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

30 June 2016
UK	16,768	4,011	20,779	484	3,350	3,834	24,613
RoI	446	203	649	28	89	117	766
Other Western Europe	685	25	710	-	34	34	744
US	182	1	183	-	-	-	183
Rest of World	58	9	67	2	56	58	125

	18,139	4,249	22,388	514	3,529	4,043	26,431

Of which: Capital Resolution	1,099	45	1,144	1	95	96	1,240
Williams & Glyn	2,047	608	2,655	106	563	669	3,324

31 December 2015**

UK	15,825	4,173	19,998	613	3,251	3,864	23,862
RoI	342	95	437	24	80	104	541
Other Western Europe	597	8	605	15	1	16	621
US	241	1	242	-	-	-	242
Rest of World	211	12	223	5	13	18	241

	17,216	4,289	21,505	657	3,345	4,002	25,507

Of which: Capital Resolution	1,318	47	1,365	50	104	154	1,519
Williams & Glyn	2,080	644	2,724	82	483	565	3,289
Note:
(1)	Geography splits are based on country of collateral risk.

**Restated - refer to page 17 for further details.

21

Appendix 1 Capital and risk management

			Other
			Western
	UK	ROI	Europe	US	RoW	Total
By sub-sector	£m	£m	£m	£m	£m	£m

30 June 2016
Residential	7,361	292	59	1	65	7,778
Office	3,213	131	500	53	13	3,910
Retail	4,658	101	47	-	5	4,811
Industrial	2,898	38	-	-	-	2,936
Mixed/other	6,483	204	138	129	42	6,996

	24,613	766	744	183	125	26,431

31 December 2015**

Residential	7,424	175	9	1	25	7,634
Office	2,938	76	398	85	62	3,559
Retail	4,497	93	85	19	22	4,716
Industrial	2,600	36	39	-	7	2,682
Mixed/other	6,403	161	90	137	125	6,916

	23,862	541	621	242	241	25,507

A breakdown of the Commercial Banking UK investment portfolio by UK region at 30 June 2016 is set out below.

UK Region (1)	Proportion
Greater London	25%
Portfolio (2)	25%
Midlands	12%
South East	12%
North	11%
Scotland	8%
Rest of UK	7%

Notes:

(1)	Based on management estimates using the postcode of the security. Percentages are based on current exposure gross of provisions.
(2)	Portfolio includes lending secured against property portfolios comprising numerous properties across multiple UK locations.

Key points

The following commentary refers to current exposure, net of provisions and after risk transfer.

•

Lending to the CRE sector in the UK increased to £24.6 billion at 30 June 2016 compared to £23.9 billion at 31 December 2015. However, the growth slowed significantly in the second quarter of 2016. CPB and PBB businesses have appetite to support activity in the sector. Credit underwriting standards have been tightened and appetite for certain sub-sectors moderated. There were no single-name concentration breaches.

•

New business is monitored and controlled against agreed underwriting standards. Agreed bank-wide and business franchise portfolio sector limits are in place, with Sub-sector and asset class limits being used to restrict exposure to emerging risks when appropriate. This activity is reviewed and monitored on a regular basis. In addition, market indices are monitored and risk appetite is adjusted if considered appropriate.

•

The majority of non-legacy CRE exposure is within Commercial Banking (£18.5 billion, 31 December 2015 - £17.9 billion). Lending applications are reviewed by specialist CRE transactional credit teams, including a dedicated development team. Lending guidelines and policy are informed by lessons learned from the 2008 financial crisis.

•	In the commercial investment sub-sector, new business activity in H1 2016 (including refinancings and increases) in Commercial Banking had a weighted average LTV of 46%.
•	The increase in exposure in RoI and Western Europe was primarily due to foreign exchange movements.

**Restated - refer to page 17 for further details.

22

Appendix 1 Capital and risk management

Key loan portfolios (continued)

CRE exposure by LTV band

The table below provides a breakdown of the CRE investment portfolio by LTV band on a current exposure basis, net of provisions and after risk transfer.

	UK			RoI			Total (3)
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2016
<= 50%	10,180	50	10,230	73	2	75	10,406	52	10,458
> 50% and <= 70%	5,962	131	6,093	100	2	102	6,096	133	6,229
> 70% and <= 80%	565	100	665	78	2	80	643	102	745
> 80% and <= 90%	248	156	404	23	-	23	275	156	431
> 90% and <= 100%	209	47	256	23	-	23	232	48	280
> 100% and <= 110%	159	61	220	12	1	13	172	65	237
> 110% and <= 130%	62	77	139	31	6	37	93	381	474
> 130% and <= 150%	57	32	89	10	8	18	67	52	119
> 150%	113	79	192	42	18	60	156	99	255

Total with LTVs	17,555	733	18,288	392	39	431	18,140	1,088	19,228
Total portfolio average LTV (1)	49%	120%	53%	95%	335%	165%	50%	143%	58%
Minimal security (2)	9	1	10	-	-	-	9	1	10
Other	2,366	115	2,481	178	40	218	2,710	440	3,150
Development (4)	3,617	217	3,834	67	50	117	3,759	284	4,043
	23,547	1,066	24,613	637	129	766	24,618	1,813	26,431

31 December 2015**
<= 50%	9,558	70	9,628	60	2	62	9,896	72	9,968
> 50% and <= 70%	5,691	114	5,805	103	2	105	5,964	116	6,080
> 70% and <= 80%	639	124	763	35	1	36	685	125	810
> 80% and <= 90%	323	115	438	26	2	28	353	376	729
> 90% and <= 100%	134	149	283	9	1	10	143	150	293
> 100% and <= 110%	127	74	201	22	1	23	149	75	224
> 110% and <= 130%	187	108	295	34	5	39	221	122	343
> 130% and <= 150%	30	44	74	13	6	19	44	65	109
> 150%	216	173	389	37	19	56	253	199	452

Total with LTVs	16,905	971	17,876	339	39	378	17,708	1,300	19,008
Total portfolio average LTV (1)	51%	167%	60%	94%	315%	164%	52%	167%	63%
Minimal security (2)	1	3	4	-	1	1	2	4	6
Other	2,002	116	2,118	34	24	58	2,253	238	2,491
Development (4)	3,551	313	3,864	67	37	104	3,641	361	4,002
	22,459	1,403	23,862	440	101	541	23,604	1,903	25,507

Notes:

(1)	Weighted average by current exposure gross of provisions.
(2)

Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(3)	Total includes regions other than UK and RoI.
(4)	The exposure in Development relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points

•

The reduction in portfolio average LTV is primarily the result of reductions through repayments, asset sales and write-offs of legacy non-performing assets from Ulster Bank RoI, Commercial Banking and CIB. Remaining exposures with LTVs greater than 100% are predominantly legacy exposures originated before the 2008 financial crisis.

•	The exposure in Other relates predominantly to lending to large corporate entities. It is not asset-backed but lent against corporate balance sheets.
•	Interest payable on outstanding loans was covered 3.4x and 1.6x in Commercial Banking UK and Capital Resolution respectively (unchanged since 31 December 2015).

**Restated - refer to page 17 for further details.

23

Appendix 1 Capital and risk management

Key loan portfolios (continued)

A breakdown of the asset quality of the CRE portfolio is provided below, on a current exposure basis, net of provisions and after risk transfer.**

Note:

(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band

Key point

•

Probability of default models for the Property and Housebuilders sectors have been updated.  This recalibration, rather than deterioration in underlying risk, has resulted in downward ratings migrations across asset quality bands.

A breakdown of CRE portfolio lending, gross of provision and after risk transfer, risk elements in lending (REIL) and provisions is provided below.

	Total		Commercial Banking		Capital Resolution
	30 June	31 December	30 June	31 December	30 June	31 December
	2016	2015	2016	2015	2016	2015
CRE loans, REIL and provisions	£m	£m	£m	£m	£m	£m

Lending (gross of provisions)	27,695	27,561	19,075	18,178	1,487	2,842
Of which REIL	2,479	3,560	1,032	1,050	756	1,951
Provisions	1,264	2,054	422	305	247	1,323
REIL as a % of gross loans to customers	9.0%	12.9%	5.4%	5.8%	50.8%	68.6%
Provisions as a % of REIL	51%	58%	41%	29%	33%	68%

Key points

•	While lending has increased, non-performing legacy exposure (mostly managed in Capital Resolution) continued to reduce through run-off, divestment and write-offs.
•	The non-performing assets in Commercial Banking are predominantly legacy deals originated before the financial crisis.

**Restated - refer to page 17 for further details.

24

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Natural Resources

Exposure to the Natural Resources sector, on both a current exposure and potential exposure basis, is summarised below, net of provisions and after risk transfer.

	30 June 2016				31 December 2015**
		Of which:		Of which:		Of which:		Of which:
		Capital		Capital		Capital		Capital
	CE	Resolution	PE	Resolution	CE	Resolution	PE	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m

Oil & Gas	3,298	902	6,356	1,213	3,544	1,539	6,798	2,117
Mining & Metals	816	188	1,941	299	729	237	1,823	391
Electricity	3,374	1,135	8,583	1,522	2,851	1,128	7,683	1,773
Water & Waste	5,347	3,407	8,665	5,661	4,657	1,648	8,261	3,039

	12,835	5,632	25,545	8,695	11,781	4,552	24,565	7,320

Commodity Traders	564	65	1,080	71	900	444	1,320	452
Of which: Natural Resources	427	41	759	48	521	212	752	212

Oil & Gas

Exposure to the Oil & Gas sector, measured on a potential exposure basis net of provisions and after risk transfer, is summarised in the tables below.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
30 June 2016	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	882	63	1,350	44	225	2,564
Oilfield service providers	746	10	675	265	82	1,778
Other wholesale and trading activities	432	90	554	52	281	1,409
Refineries	22	-	-	357	4	383
Pipelines	98	4	103	9	8	222
	2,180	167	2,682	727	600	6,356

Of which:
National oil companies	-	-	-	-	58	58
Integrated oil companies	389	-	812	146	50	1,397
Exploration & Production	274	-	143	43	131	591

31 December 2015**

Producers (incl. integrated oil companies)	1,177	51	1,028	275	256	2,787
Oilfield service providers	700	10	678	279	51	1,718
Other wholesale and trading activities	450	76	475	45	432	1,478
Refineries	21	2	-	327	18	368
Pipelines	98	-	310	31	8	447
	2,446	139	2,491	957	765	6,798

Of which:
National oil companies	-	-	21	-	70	91
Integrated oil companies	654	-	868	273	10	1,805
Exploration & Production	338	-	38	130	118	624

Note:

(1)	Rest of world comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa.

**Restated - refer to page 17 for further details.

25

Appendix 1 Capital and risk management

Key loan portfolios (continued)

A breakdown of asset quality (AQ) for the Oil & Gas portfolio, on a current exposure and potential exposure basis, net of provisions and after risk transfer. is set out below**.

Note:

(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band.

**Restated - refer to page 17 for further details.

26

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Key points

•

The composition of the Oil & Gas portfolio remained broadly unchanged from 31 December 2015.  Exposure decreased by 6.5% due to active credit management and the continued run-off of the North American and APAC portfolios.

•

Credit quality for the portfolio deteriorated slightly, consistent with broader sector trends. At 30 June 2016, 69% of the exposure (31 December 2015 - 76%) was investment grade (AQ1-AQ4 or equivalent to BBB- and above). As well as exposure reduction in the AQ1-AQ4 bands during the normal course of business - and the continued run-off of the North American and APAC portfolios - the change in credit profile was the result of migration from investment grade to sub-investment grade for certain exposures.

•	RBS had no high-yield bond or loan underwriting positions as at 30 June 2016.
•

There were a number of forbearance arrangements totalling £554 million. These predominantly involved the relaxation of financial covenants to give customers more financial flexibility given the current environment. Most of the forbearance related to customers in the Exploration & Production and Oilfield Services sub-sectors where earnings have been more immediately and materially affected by the downturn in the Oil & Gas sector.

•

At 30 June 2016, total provisions excluding latent provisions were £153 million (31 December 2015 - £49 million). New provisions were due to the credit deterioration of a small number of material exposures, primarily in the Exploration & Production sub-sector.

•

AQ10 exposure net of provisions was £207 million (31 December 2015 - £47 million). In addition, exposures not transferred to AQ10 but classified as Risk of Credit Loss (1) totalled £30 million. These were managed by Restructuring.

Note:

(1)

In accordance with the revised problem debt management framework, these are non-defaulted exposures that present a potential credit loss in the next 12 months, should mitigating action not be successful or not taken at all.

27

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Mining & Metals

A breakdown of asset quality for the Mining & Metals portfolio, on a current exposure and potential exposure basis, net of provisions and after risk transfer is set out below**.

Note:

(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band.

Key points

•

Overall exposure to Mining & Metals increased by £87 million to £816 million on a current exposure basis and by £118 million to £1.9 billion on a potential exposure basis.  The increase mainly driven by foreign exchange movements (64% of the portfolio is denominated in US dollars). Foreign exchange movements increased exposure by £0.1 billion partially offset by a 2.5% decrease in asset balances.

•

Market conditions in the Mining & Metals sector continued to be challenging, resulting in a deterioration in credit quality. Companies in the Mining & Metals sector have reported lower revenues as a result of lower commodity prices. This has had an adverse impact on EBITDA and leverage. At 30 June 2016, 49% (31 December 2015 - 64%) of the portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above). Most of the exposure is to market leaders in the sector with globally diversified operations and revenues.

•	Exposures in the Mining & Metals portfolio classified as Risk of Credit Loss totalled £0.4 million.
•	Provisions (excluding latent provisions) increased by £13.0 million to £35.6 million (31 December 2015 - £22.6 million).
•

At 30 June 2016, AQ10 exposure on a potential exposure basis, net of provisions was £82.0 million (31 December 2015 - £20.8 million). The rise in AQ10 exposure and the increase in provisions mainly resulted from a single material exposure.

28

Appendix 1 Capital and risk management

Shipping

Exposure to the Shipping sector, on a current exposure and potential exposure basis, is summarised in the table below.

	30 June 2016				31 December 2015**
		Of which:		Of which:		Of which:		Of which:
	Current	Capital	Potential	Capital	Current	Capital	Potential	Capital
	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m
Shipping	6,765	5,945	7,246	6,049	6,776	6,162	7,301	6,309

Exposure secured by ocean-going vessels and managed by Capital Resolution is summarised in the table below on a current exposure basis

	30 June 2016			31 December 2015**
	Current			Current
	Exposure	AQ10	Provisions (1)	Exposure	AQ10	Provisions (1)
Vessel type	£m (2)	£m (2)	£m	£m (2)	£m (2)	£m

Container	1,291	54	21	1,164	49	10
Dry bulk	2,040	896	379	2,076	275	153
Tanker	1,290	30	-	1,306	-	-
Gas	1,075	-	-	1,160	-	-
Other	376	62	33	362	25	6
Total	6,072	1,042	433	6,068	349	169

Notes:

(1)	Excluding latent provisions.
(2)	To allow identification of underlying vessel types, this exposure is shown prior to the impact of the risk transfer and gross of provisions.

**Restated - refer to page 17 for further details.

29

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Asset quality for the Shipping sector, on a current exposure and potential exposure basis, net of provisions and after risk transfer is summarised below.**

Note:
(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each stacked column represents the total potential exposure for that AQ band.

Key points

•

Exposure has remained relatively stable at £6.8 billion (current exposure) and £7.3 billion (potential exposure). The impact of foreign exchange movements (£0.7 billion increase) was fully offset by a 10% fall in asset balances. Most of the Shipping portfolio related to exposure secured by ocean-going vessels. This was managed in Capital Resolution. The remainder of the exposure related to the Shipbuilders and Inland Water Transport sub-sectors. The balance asset exposure decreased due to scheduled loan repayments, secondary sales and prepayments.

•

Conditions remained depressed in the dry bulk market as a result of the continuing oversupply of available tonnage and the slowdown in Chinese commodity imports. Tanker rates fell during H1 2016 and remained profitable but asset values were affected. Employment rates for container vessels continued to deteriorate.

•

The LTV position across the portfolio for ocean-going vessels increased to 93% (31 December 2015 - 85%) primarily as a result of deteriorating asset values in dry bulk, which fell by up to 15% in H1 2016.

•

Continuing challenging market conditions led to an increase in forbearance granted. This mostly related to the relaxation of minimum security covenants due to deteriorating asset prices and totalled £220 million in H1 2016. In addition there was £191 million of forbearance in process, which has not yet reached legal completion.

•

At 30 June 2016, exposures classified as Risk of Credit Loss totalled £78 million. As part of standard credit stewardship, a number of customers were classified as Risk of Credit Loss in July 2016. The majority of these cases were in the dry bulk sector.

•

Total provisions, excluding latent provisions, increased from £169 million to £433 million during the six months to 30 June 2016. This is the result of prolonged poor market conditions, as described above.

•	At 30 June 2016, AQ10 exposure, net of provisions, was £579 million (31 December 2015 - £210 million).

**Restated - refer to page 17 for further details.

30

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Personal portfolios

This section summarises personal portfolios by type, segment and related credit metrics, on a current exposure basis net of provisions.

Overview of personal portfolios split by product type and segment

	30 June 2016						31 December 2015**
		Ulster						Ulster
	UK	Bank	Private	RBS			UK	Bank	Private	RBS
	PBB	RoI	Banking	International	W&G	Total	PBB	RoI	Banking	International	W&G	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	111,248	14,376	6,865	2,599	10,716	145,804	104,599	12,713	6,552	2,525	10,430	136,819
Of which:
Interest only variable rate	11,887	416	3,100	711	1,291	17,405	13,252	407	3,025	730	1,388	18,802
Interest only fixed rate	11,088	7	2,578	64	1,227	14,964	9,112	6	2,431	49	1,076	12,674
Mixed (capital and interest only)	5,297	78	5	27	709	6,116	5,380	76	7	29	745	6,237

Buy-to-let	15,916	2,020	622	866	1,362	20,786	14,098	1,762	476	835	1,150	18,321

Forbearance stock: arrears status	3,312	3,217	80	42	474	7,125	3,592	2,930	64	43	514	7,143
- Current	2,824	2,051	76	27	408	5,386	3,089	1,869	64	31	437	5,490
- 1-3 months in arrears	259	601	-	4	39	903	266	538	-	6	44	854
- >3 months in arrears	229	565	4	11	27	836	237	523	-	6	33	799

Provisions against forbearance population	22	609	1	1	6	639	29	585	-	1	7	622
Provisions	177	1,185	3	28	24	1,417	180	1,062	4	18	26	1,290

REIL	793	2,875	21	91	97	3,877	878	2,550	19	63	123	3,633

Other lending (1)	8,942	273	1,817	67	1,056	12,155	8,795	233	3,458	62	958	13,506
Provisions	896	52	27	1	119	1,095	1,028	48	22	1	129	1,228
REIL	943	53	50	9	125	1,180	1,028	49	53	5	140	1,275

Total lending	120,190	14,649	8,682	2,666	11,772	157,959	113,394	12,946	10,010	2,587	11,388	150,325
Mortgage LTV ratios (2)
- Total portfolio	56%	82%	56%	56%	53%	59%	56%	83%	54%	57%	54%	59%
- New business	69%	74%	58%	67%	69%	68%	69%	77%	57%	66%	68%	68%
- Buy-to-let	56%	90%	55%	48%	56%	59%	57%	95%	58%	51%	57%	60%
- Performing	56%	77%	55%	55%	53%	58%	56%	80%	54%	57%	54%	58%
- Non-performing	61%	103%	66%	97%	57%	86%	63%	106%	92%	96%	60%	83%

Notes:

(1)	Other personal lending excludes loans guaranteed by a company and commercial real estate lending to personal customers.
(2)	Weighted by current exposure gross of provisions.

**Restated - refer to page 17 for further details.

31

Appendix 1 Capital and risk management

Key loan portfolios (continued)
Mortgage LTV distribution
		50%	70%	80%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB
AQ1-AQ9	42,346	39,526	14,569	9,397	2,689	246	174	88	23	109,058	501	109,559
AQ10	541	676	219	131	64	24	11	6	4	1,676	13	1,689
	42,887	40,202	14,788	9,528	2,753	270	185	94	27	110,734	514	111,248
of which: Buy-to-let	5,498	7,586	2,213	415	123	35	30	14	1	15,915	1	15,916

Ulster Bank RoI
AQ1-AQ9	2,671	2,474	1,490	1,345	1,138	1,068	1,706	345	43	12,280	-	12,280
AQ10	250	282	167	184	201	202	421	267	122	2,096	-	2,096
	2,921	2,756	1,657	1,529	1,339	1,270	2,127	612	165	14,376	-	14,376
Private Banking
AQ1-AQ9	2,381	2,947	757	167	58	30	70	48	20	6,478	267	6,745
AQ10	21	51	16	8	9	3	1	2	1	112	8	120
	2,402	2,998	773	175	67	33	71	50	21	6,590	275	6,865
RBS International
AQ1-AQ9	1,126	798	348	213	53	6	10	-	18	2,572	-	2,572
AQ10	6	9	4	1	4	1	-	-	2	27	-	27
	1,132	807	352	214	57	7	10	-	20	2,599	-	2,599
W&G
AQ1-AQ9	4,507	3,765	1,231	780	174	9	1	-	-	10,467	65	10,532
AQ10	74	79	18	10	2	-	-	-	-	183	1	184
	4,581	3,844	1,249	790	176	9	1	-	-	10,650	66	10,716
31 December 2015**
UK PBB
AQ1-AQ9	38,430	38,645	14,372	7,985	2,646	255	174	90	18	102,615	251	102,866
AQ10	483	713	250	152	77	26	12	7	3	1,723	10	1,733
	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	261	104,599
Of which: Buy-to-let	4,374	6,879	2,202	431	131	34	30	14	1	14,096	2	14,098

Ulster Bank RoI
AQ1-AQ9	2,276	2,075	1,222	1,155	1,004	964	1,633	410	49	10,788	-	10,788
AQ10	226	258	153	163	179	178	385	264	119	1,925	-	1,925
	2,502	2,333	1,375	1,318	1,183	1,142	2,018	674	168	12,713	-	12,713
Private Banking
AQ1-AQ9	2,431	2,846	707	147	30	15	1	12	20	6,209	323	6,532
AQ10	3	1	3	1	9	1	1	-	1	20	-	20
	2,434	2,847	710	148	39	16	2	12	21	6,229	323	6,552
RBS International
AQ1-AQ9	985	873	339	190	40	27	19	2	14	2,489	-	2,489
AQ10	5	11	2	3	5	1	3	1	5	36	-	36
	990	884	341	193	45	28	22	3	19	2,525	-	2,525
W&G
AQ1-AQ9	4,113	3,738	1,216	648	174	11	1	-	-	9,901	297	10,198
AQ10	71	100	27	18	8	1	-	-	-	225	7	232
	4,184	3,838	1,243	666	182	12	1	-	-	10,126	304	10,430

**Restated - refer to page 17 for further details.

32

Appendix 1 Capital and risk management

Key loan portfolios (continued)

UK PBB

Key points

•

Gross new mortgage lending amounted to £14.3 billion (excluding £0.4 billion additional lending to existing customers) in H1 2016. New buy-to-let lending was £2.4 billion (31 December 2015 - £3.8 billion). The concentration to buy-to-let lending increased from 13% to 14%. New lending to owner-occupiers during this period was £11.9 billion (31 December 2015 - £18.9 billion). The growth in mortgage lending in H1 2016 was consistent with UK PBB’s growth strategy and risk appetite.

•

The overall credit quality of new business has remained stable in H1 2016.  Average LTV for new mortgage lending, weighted by value, was 69%, (31 December 2015 - 69%) and weighted by volume 68% (31 December 2015 - 68%). New buy to let lending had an average LTV weighted by value and volume of 63% (31 December 2015 - 64%).  New lending to owner-occupiers had an average LTV weighted by value of 71% (31 December 2015 - 71%) and 69% weighted by volume (31 December 2015 - 69%)

•	Of the total portfolio £28.2 billion related to properties in the south east of England, while £21.4 billion related to properties in Greater London.

The table below summarises UK mortgage exposure by region and LTV.

Mortgage LTV distribution
		50%	70%	80%	90%	100%	110%	130%		Total with	WA
LTV ratio value	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	LTV	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m	£m
South East	12,068	11,150	3,161	1,430	219	4	7	3	-	28,042	52%	112	28,154
Greater London	13,275	6,503	1,015	407	71	1	2	1	-	21,275	45%	124	21,399
Scotland	3,047	3,652	1,622	1,106	412	40	3	-	-	9,882	59%	46	9,928
North West	2,775	3,795	1,681	1,287	282	12	3	2	-	9,837	60%	53	9,890
South West	3,110	3,795	1,564	929	174	5	4	4	-	9,585	57%	44	9,629
West Midlands	1,779	2,685	1,382	991	296	12	2	2	-	7,149	62%	37	7,186
Other	6,833	8,622	4,363	3,378	1,299	196	164	82	27	24,964	63%	98	25,062
Total	42,887	40,202	14,788	9,528	2,753	270	185	94	27	110,734	56%	514	111,248

31 December 2015**
South East	10,402	10,668	3,279	1,410	318	8	7	6	-	26,098	54%	45	26,143
Greater London	11,402	6,426	1,252	418	90	1	2	1	-	19,592	47%	68	19,660
Scotland	3,198	3,775	1,497	840	323	34	2	-	-	9,669	58%	25	9,694
North West	2,475	3,548	1,662	1,162	476	47	5	-	-	9,375	61%	31	9,406
South West	2,850	3,549	1,581	851	217	8	6	5	-	9,067	58%	23	9,090
West Midlands	1,728	2,601	1,301	737	324	17	2	3	-	6,713	61%	23	6,736
Other	6,858	8,791	4,050	2,719	975	166	162	82	21	23,824	62%	46	23,870
Total	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	56%	261	104,599

**Restated - refer to page 17 for further details.

33

Appendix 1 Capital and risk management

Key loan portfolios (continued)
Key points
•

Based on the Halifax House Price Index at March 2016, the portfolio average indexed LTV by volume was 50% (31 December 2015 - 50%) and 56% by weighted value of debt outstanding (31 December 2015 - 57%). (The £2.2 billion of Northern Ireland mortgages are indexed against the house price index published by the Office of National Statistics).

•	Fixed interest rate products of varying time durations accounted for approximately 70% of the mortgage portfolio with 2% a combination of fixed and variable rates and the remainder variable rate.
•

Approximately 13% of owner-occupied mortgages were on interest-only terms with a bullet repayment and 5% were on a combination of interest-only and capital and interest. 65% of the buy-to-let mortgages were on interest-only terms and 3% on a combination of interest only and capital and interest.

•	The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls after property sale) reduced from 0.83% at 31 December 2015 to 0.79% at the end of June 2016
•

The flow of new forbearance was £269 million in H1 2016 compared with £285 million) in H1 2015. The value of mortgages subject to forbearance has decreased by 8% since 31 December 2015 to £3.32 billion (equivalent to 3.0% of the total mortgage book) as a result of improved market conditions and methodology changes.

•

The impairment charge was £18 million in H1 2016, compared to a release of £4 million in H2 2015. On an annualised basis the H1 2016 impairment charge represents 0.03% of the mortgage portfolio.  The charge for newly defaulting debt was stable period on period. The overall increase from the prior period was driven by updated model calibrations for provisions on the non-defaulted book, and reduced provision releases associated with lower house price inflation during the period.

•

Other lending relates to credit cards (£3.7 billion), unsecured loans (£3.5 billion) and overdrafts (£1.7 billion).  Credit quality of this portfolio remained stable during H1 2016 with an impairment charge of £21 million (H1 2015: £52 million).

34

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Ulster Bank RoI

Key points

•

Although the total mortgage portfolio increased by £1.7 billion (13%) from £12.7 billion to £14.4 billion, this was the result of foreign exchange movements. The impact of exchange rate movements was an increase of £1.8 billion in exposure offset by a portfolio decrease of £0.1 billion (0.9%) from 31 December 2015.

•	Market demand continued to grow, new business in H1 2016 was £363 million which was a 47% increase compared to H1 2015.
•

The interest-rate product mix remained stable with approximately 66% of the mortgage portfolio on tracker-rate products (31 December 2015 - 67%), 21% on variable-rate products (31 December 2015 - 20%) and 13% on fixed rate (31 December 2015 - 13%).

•	The decrease in portfolio average indexed LTV from 83% to 82% reflected positive house price index trends over the last six months.
•

At 30 June 2016, 22% of total mortgage assets (£3.2 billion) were subject to a forbearance arrangement, an increase of 10% from 31 December 2015. Excluding the impact of exchange rate movements, the value of mortgage assets subject to a forbearance arrangement decreased by £109 million (4%). The majority (82%) of forbearance arrangements were less than 90 days in arrears.

•	In H1 2016, 411 customers approached Ulster Bank RoI for the first time for forbearance assistance. This was a decrease of 73% compared to H1 2015.
•

At 30 June 2016, 15% (£2.1 billion) of total mortgage assets were classified as AQ10 (31 December 2015 - 15%, £1.9 billion). Excluding the impact of exchange rate movements, the value of mortgage assets classified as AQ 10 decreased by £87 million (4%).

•	There was an overall release of impairment provisions of £1 million for personal mortgages in H1 2016.

Private Banking

Key points

•	The majority of the Private Banking personal lending portfolio relates to mortgage lending. On a like-for-like basis, the Private Banking mortgage portfolio increased by 5% during H1 2016.
•

Gross new mortgage lending amounted to £1.5 billion in H1 2016. Lending to owner-occupiers during this period was £1.3 billion (31 December 2015 - £2.2 billion) and had an average LTV by weighted value of 57% (31 December 2015 - 54%). Buy-to-let lending was £0.2 billion (31 December 2015 - £0.2 billion) with an average LTV by weighted value of 56% (31 December 2015 - 64%).

•

The number of customers with mortgages in forbearance at 30 June 2016 decreased from 46 to 40 compared to 30 June 2015. In value terms, however, the exposure increased from £49 million to £80 million - although this increase was primarily seen in the offshore business.

•

A total of 97% (£78 million) of forbearance loans were subject to a long-term arrangement (capitalisations, term extensions, economic concessions) at 30 June 2016 (31 December 2015 - 79% or £39 million). Short-term forbearance comprised payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest-only arrangements.

•	The reduction in other personal lending was driven by the disposal of the international private banking business.

35

Appendix 1 Capital and risk management

Key loan portfolios (continued)

RBSI

Key points

•

Gross new mortgage lending amounted to £206 million in H1 2016. Lending to owner-occupiers during this period was £127 million (2015 - £63 million) and had an average LTV by weighted value of 70% (2015 - 66%). Buy-to-let lending was £79 million (2015 - £32 million) with an average LTV by weighted value of 62% (2015 - 57%).

•

The number of customers granted forbearance in H1 2016 decreased by 36% compared to H1 2015. A total of £15 million of forborne loans were subject to a long-term arrangement (term extensions) at 30 June 2016 (2015 - £13 million). Short term forbearance comprises covenant breaches, payment suspensions and reduced payments.

Williams & Glyn

Key points

•

Gross new mortgage lending amounted to £1.1 billion in H1 2016. Lending to owner-occupiers during H1 2016 was £0.9 billion (2015 - £1.4 billion) and had an average LTV by weighted value of 71% (31 December 2015 - 70%). Buy-to-let lending was £0.2 billion (2015 - £0.3 billion) with an average LTV by weighted value of 62% (2015 - 64%).

•

Fixed interest rate products of varying time durations accounted for approximately 63% (£6.8 billion) of the mortgage portfolio with 6% (£0.7 billion) a combination of fixed and variable rates and the remainder (£3.3 billion) variable rate.

•

The flow of new forbearance was £35 million in H1 2016 compared £ 30 million in H1 2015. The value of mortgages subject to forbearance decreased by 8% in H1 2016 to £481 million (equivalent to 4% of the total mortgage portfolio) as a result of improved market conditions and methodology changes.

•	Impairment trends were stable. The impairment charge for personal mortgages was £0.5 million in H1 2016 (H1 2015 - £0.6 million).

36

Appendix 1 Capital and risk management

Country risk

Country risk is the risk of loss occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all, or many, individual exposures related to a country, country event risk is a concentration risk. Refer to Capital and risk management - Credit risk in RBS’s 2015 Annual Report on Form 20-F for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Country exposures

Countries shown below are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2016, and in which current exposure to counterparties operating (or individuals residing) in them exceeded £1 billion. Selected eurozone countries are also included. Figures shown are on a current exposure basis, net of provisions and after risk transfer.

	Personal	Banks &			Natural	Retail &
		other FI	Sovereigns	Property	Resources	Leisure	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m

Southern Europe
Spain	77	112	8	790	494	152	318	1,951
Italy	25	500	71	111	170	16	142	1,035
Portugal	6	102	10	14	159	1	2	294
Cyprus	11	-	-	-	-	-	43	54
Greece	16	-	-	6	-	2	8	32

Southern Europe total	135	714	89	921	823	171	513	3,366

Eurozone other

Germany	68	1,745	20,211	73	217	346	1,211	23,871
Ireland	15,064	582	2,339	987	511	1,008	2,243	22,734
Netherlands	29	2,168	5,650	344	141	194	964	9,490
France	68	2,312	3,340	434	506	209	1,111	7,980
Belgium	20	301	755	134	136	-	198	1,544
Luxembourg	11	474	30	339	6	29	133	1,022
Other	14	268	707	70	28	84	145	1,316

Eurozone	15,409	8,564	33,121	3,302	2,368	2,041	6,518	71,323

Japan	28	577	1,819	-	-	1	336	2,761
India	12	149	776	13	140	3	237	1,330

	Personal	Banks &			Natural	Retail &
		other FI	Sovereigns	Property	Resources	Leisure	Other	Total
31 December 2015**	£m	£m	£m	£m	£m	£m	£m	£m

Southern Europe
Spain	79	58	6	671	526	129	272	1,741
Italy	27	428	52	62	175	18	108	870
Portugal	6	87	10	26	139	1	63	332
Cyprus	12	-	-	-	-	-	38	50
Greece	15	1	-	8	-	2	9	35

Southern Europe total	139	574	68	767	840	150	490	3,028

Eurozone other

Germany	63	1,533	23,801	91	150	172	1,701	27,511
Ireland	13,440	433	1,624	756	437	921	1,788	19,399
Netherlands	30	1,966	4,176	451	94	127	1,137	7,981
France	76	2,309	2,402	357	447	200	1,306	7,097
Belgium	22	702	537	158	44	1	198	1,662
Luxembourg	6	625	21	346	32	28	119	1,177
Other	14	382	609	55	84	11	146	1,301

Eurozone	13,790	8,524	33,238	2,981	2,128	1,610	6,885	69,156

Japan	31	249	1,417	2	-	1	114	1,814
India	11	227	824	1	92	27	452	1,634

**Restated - refer to page 17 for further details.

37

Appendix 1 Capital and risk management

Country risk (continued)

Key points

•

Total eurozone exposure increased by £2.2 billion or 3% to £71.3 billion. Exposures to Spain, Italy, Ireland, the Netherlands and France increased while exposures to Portugal, Germany, Luxembourg and Belgium decreased. Increases were partly due to volatility in the currency markets as the euro and the US dollar both appreciated against sterling.

•

Spain - exposure increased by £0.2 billion to £2.0 billion. This was largely the result of the appreciation of the euro against sterling (£0.2 billion increase). In addition portfolio exposure in Spain increased by £28 million.

•

Italy - exposure increased by £0.2 billion to £1.0 billion. This was mostly due to the rise in the value of the euro against sterling (£0.1 billion increase). Portfolio exposure in Italy increased by £76 million. Around 9% of this is exposure to banks, of which the majority is collateralised derivatives.

•

Germany - exposure decreased by £3.6 billion to £23.9 billion. This was largely the result of a decrease in cash deposits with the central bank, driven by liquidity management. The impact of foreign exchange movements (£3.7 billion increase) was more than offset by a portfolio exposure decrease of £7.3 billion.

•

Ireland - exposure increased by £3.3 billion to £22.7 billion. The increase was largely the result of the appreciation of the euro, and, to a lesser extent, of liquidity management, and increased mortgage lending. The impact of foreign exchange movements, was an increase of £2.6 billion in exposure.

•

Netherlands - exposure increased by £1.5 billion to £9.5 billion, owing to the appreciation of the euro and to liquidity management. The impact of foreign exchange movements was £1.0 billion and portfolio exposure increased by £0.5 billion.

•

Japan - exposure increased by £0.9 billion to £2.8 billion. Half of this increase (£0.5 billion) was driven by a 24% decrease in the value of the sterling against yen and most of the remainder was attributable to liquidity management.

•	India - exposure decreased by £0.3 billion to £1.3 billion, with reductions in lending both to corporates and to banks owing to RBS’s UK-centred strategy.
•	China - exposure decreased by £0.2 billion to £0.7 billion. The reductions were predominantly driven by a decrease in lending to banks.

38

Appendix 1 Capital and risk management

Credit risk: balance sheet analysis

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics and; movements in risk elements in lending (REIL) and impairment provisions by reportable segment. REIL comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) which carries an impairment provision. For collectively-assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions	YTD
					of gross	Provisions	as a % of	Impairment	YTD
					loans to	as a %	gross loans	losses/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
30 June 2016	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	845	127,469	2,273	1,502	1.8	66	1.2	40	205
Ulster Bank RoI	2,664	21,421	4,329	2,474	20.2	57	11.5	(27)	860
Commercial Banking	1,000	100,236	2,150	994	2.1	46	1.0	104	306
Private Banking	103	11,829	93	39	0.8	42	0.3	2	1
RBS International	17	8,501	118	39	1.4	33	0.5	11	5
CIB	6,280	21,560	-	1	-	nm	-	-	-
Capital Resolution	9,130	21,076	2,406	1,122	11.4	47	5.3	266	125
W&G	-	20,558	397	262	1.9	66	1.3	17	29
Central items & other	1,925	367	23	23	6.3	100	6.3	(1)	1

	21,964	333,017	11,789	6,456	3.5	55	1.9	412	1,532

31 December 2015

UK PBB	965	121,552	2,682	1,847	2.2	69	1.5	(6)	695
Ulster Bank RoI	1,971	18,584	3,503	1,911	18.8	55	10.3	(142)	168
Commercial Banking	665	92,002	1,911	749	2.1	39	0.8	69	263
Private Banking	54	11,230	115	37	1.0	32	0.3	13	7
RBS International	6	7,401	92	31	1.2	34	0.4	-	32
CIB	5,696	16,076	-	1	-	nm	-	(7)	-
Capital Resolution	7,097	25,898	3,372	2,266	13.0	67	8.7	(794)	7,689
W&G	-	20,291	461	275	2.3	60	1.4	15	110
Central items & other	2,550	2,077	21	22	1.0	105	1.1	(1)	-

	19,004	315,111	12,157	7,139	3.9	59	2.3	(853)	8,964

Key points

•	Loans to banks increased by £3.0 billion, mainly reflecting higher derivative cash collateral in CIB (£0.6 billion) and Capital Resolution (£2.0 billion) - also refer to Derivatives.
•

Customer loans, excluding derivative cash collateral grew by £12.7 billion. Strong organic growth in UK PBB mortgages (£6.6 billion) and Commercial Banking mid and large corporate lending (£6.7 billion) was partially offset by Capital Resolution disposals and run-off - also refer to Key loan portfolios.

•

REIL decreased by £0.4 billion to £11.8 billion and was 3.5% of customer loans. Impairment coverage on REIL is now 55% compared with 59% at year end, The lower coverage principally reflects Shipping REIL of £1,023 million with provisions of £445 million, coverage of 43% (31 December 2015 - £434 million, £181 million and 42%).

•

Impairment provisions were lower at £6.5 billion. Significant write offs were seen in Ulster Bank RoI (£860 million, more than 50% of total £1.5 billion) but these were materially offset by the impact of the post EU Referendum depreciation of sterling (£0.2 billion).

•

The impairment charge of £412 million includes £267 million (Q1 2016 - £228 million) in the Shipping portfolio in Capital Resolution, £97 million in the Commercial Banking Oil & Gas portfolio, principally a single name and £29 million in the Mining & Metals portfolio.

39

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)
		Ulster							Central
	UK	Bank	Commercial	Private	RBS		Capital		items
	PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& Other	Total
REIL	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	2,682	3,503	1,911	115	92	-	3,372	461	21	12,157
Inter segment transfers	(191)	1,338	453	-	-	-	(1,600)	-	-	-
Currency translation and other adjustments	18	516	31	-	7	-	267	(31)	4	812
Additions	409	320	567	7	35	-	770	85	-	2,193
Transfers between REIL and potential problem loans	(86)	-	7	(23)	7	-	-	(13)	-	(108)
Transfer to performing book	(145)	(250)	(96)	-	(5)	-	(4)	(19)	-	(519)
Repayments and disposals	(209)	(238)	(417)	(5)	(13)	-	(274)	(57)	(1)	(1,214)
Amounts written-off	(205)	(860)	(306)	(1)	(5)	-	(125)	(29)	(1)	(1,532)

30 June 2016	2,273	4,329	2,150	93	118	-	2,406	397	23	11,789

									Central
	UK	Ulster	Commercial	Private	RBS		Capital		items
	PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	W&G	& Other	Total
Provisions	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	1,847	1,911	749	37	31	1	2,266	275	22	7,139
Inter segment transfers	(173)	1,198	439	-	-	-	(1,464)	-	-	-
Currency translation and other adjustments	-	260	2	2	2	-	169	-	3	438
Amounts written-off	(205)	(860)	(306)	(1)	(5)	-	(125)	(29)	(1)	(1,532)
Recoveries of amounts previously written-off	14	14	12	-	-	-	16	1	-	57
Charges/(releases) to income statement from continuing operations	40	(27)	104	2	11	-	266	17	(1)	412
Unwind of discount	(21)	(22)	(6)	(1)	-	-	(6)	(2)	-	(58)

30 June 2016	1,502	2,474	994	39	39	1	1,122	262	23	6,456

40

Appendix 1 Capital and risk management

Loans and related credit metrics: (continued)

The tables below show gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office.

					Credit metrics
30 June 2016					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		6,668	1	1	-	100	-	2	1
Finance		38,342	60	57	0.2	95	0.1	(14)	8
Personal	- mortgages (1)	147,115	3,881	1,097	2.6	28	0.7	19	22
	- unsecured	14,373	1,216	1,007	8.5	83	7.0	35	189
Property		35,736	2,434	1,206	6.8	50	3.4	(47)	854
Construction		4,710	276	212	5.9	77	4.5	15	83
of which: CRE		27,695	2,479	1,264	9.0	51	4.6	(40)	840
Manufacturing		11,062	225	130	2.0	58	1.2	6	39
Finance leases (2)		11,828	98	77	0.8	79	0.7	2	6
Retail, wholesale and repairs		12,863	380	251	3.0	66	2.0	4	65
Transport and storage		8,965	1,136	513	12.7	45	5.7	265	58
Health, education and leisure		11,364	364	172	3.2	47	1.5	1	25
Hotels and restaurants		5,820	287	159	4.9	55	2.7	2	52
Utilities		4,322	128	83	3.0	65	1.9	15	4
Other		19,849	1,303	860	6.6	66	4.3	96	126
Latent		-	-	631	-	-	-	11	-

Total customers		333,017	11,789	6,456	3.5	55	1.9	412	1,532

Of which
UK
Personal - mortgages		131,212	1,001	158	0.8	16	0.1	22	18
- unsecured		13,942	1,139	934	8.2	82	6.7	33	184
Property and construction		38,822	2,100	846	5.4	40	2.2	(32)	413
Other		124,174	2,940	1,473	2.4	50	1.2	408	177
Latent		-	-	342	-	-	-	12	-

		308,150	7,180	3,753	2.3	52	1.2	443	792

Of which
Europe
Personal - mortgages		15,864	2,876	936	18.1	33	5.9	(3)	4
- unsecured		364	54	50	14.8	93	13.7	3	5
Property and construction		1,562	590	560	37.8	95	35.9	-	501
Other		5,650	855	719	15.1	84	12.7	(70)	192
Latent		-	-	289	-	-	-	(1)	-

		23,440	4,375	2,554	18.7	58	10.9	(71)	702

Banks		21,964	-	-	-	-	-	-	-

For the notes to this table refer to the following page.

41

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
31 December 2015					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		6,707	1	1	-	100	-	-	-
Finance		31,981	87	61	0.3	70	0.2	(10)	165
Personal	- mortgages (1)	137,601	3,637	1,006	2.6	28	0.7	(82)	171
	- unsecured	16,654	1,331	1,151	8.0	86	6.9	122	513
Property		35,744	3,505	2,012	9.8	57	5.6	(557)	5,999
Construction		4,421	357	269	8.1	75	6.1	(14)	313
of which: CRE		27,630	3,560	2,054	12.9	58	7.4	(811)	6,151
Manufacturing		9,861	263	154	2.7	59	1.6	-	154
Finance leases (2)		11,443	107	79	0.9	74	0.7	(8)	37
Retail, wholesale and repairs		12,096	434	299	3.6	69	2.5	7	325
Transport and storage		8,909	563	258	6.3	46	2.9	115	370
Health, education and leisure		10,960	394	190	3.6	48	1.7	14	171
Hotels and restaurants		5,372	336	201	6.3	60	3.7	1	346
Utilities		3,463	131	63	3.8	48	1.8	8	27
Other		19,899	1,010	810	5.1	80	4.1	(37)	340
Latent		-	-	584	-	-	-	(408)	-

Total customers		315,111	12,156	7,138	3.9	59	2.3	(849)	8,931

Of which
UK
Personal - mortgages		123,653	1,083	158	0.9	15	0.1	17	36
- unsecured		14,348	1,262	1,085	8.8	86	7.6	126	501
Property and construction		38,006	2,814	1,282	7.4	46	3.4	27	2,773
Other		110,193	2,198	1,182	2.0	54	1.1	125	800
Latent		-	-	330	-	-	-	(303)	-

		286,200	7,357	4,037	2.6	55	1.4	(8)	4,110

Of which
Europe
Personal - mortgages		13,908	2,550	844	18.3	33	6.1	(101)	135
- unsecured		775	49	45	6.3	92	5.8	(5)	12
Property and construction		1,993	1,008	966	50.6	96	48.5	(593)	3,539
Other		7,148	1,011	864	14.1	85	12.1	(8)	1,014
Latent		-	-	255	-	-	-	(103)	-

		23,824	4,618	2,974	19.4	64	12.5	(810)	4,700

Banks		19,004	1	1	-	100	-	(4)	33

Notes:

(1)	Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.
(2)	Includes instalment credit.

42

Appendix 1 Capital and risk management

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	3,147	5,733	24,141	910	2,324	346	36,601	827
Designated as at fair value	-	-	122	-	-	-	122	-
Available-for-sale (AFS)	8,978	8,622	14,762	2,112	5,013	102	39,589	2,467
Loans and receivables	-	-	-	210	2,564	155	2,929	2,568
Held-to-maturity (HTM)	4,890	-	-	-	-	-	4,890	-

Debt securities	17,015	14,355	39,025	3,232	9,901	603	84,131	5,862

Of which US agencies	-	-	-	-	299	-	299	-

Short positions (HFT)	(2,495)	(2,927)	(15,513)	(273)	(373)	(212)	(21,793)	-

Ratings

AAA	-	-	13,333	1,947	4,442	18	19,740	3,684
AA to AA+	17,015	14,355	8,105	588	1,345	10	41,418	355
A to AA-	-	-	10,746	186	1,977	157	13,066	438
BBB- to A-	-	-	6,321	391	1,257	205	8,174	778
Non-investment grade	-	-	520	17	493	112	1,142	420
Unrated	-	-	-	103	387	101	591	187

	17,015	14,355	39,025	3,232	9,901	603	84,131	5,862

Available-for-sale
AFS reserves (gross of tax)	26	(99)	221	11	188	(17)	330	78

Gross unrealised gains	908	452	662	12	253	-	2,287	186
Gross unrealised losses	-	-	(3)	(1)	(129)	(7)	(140)	(119)

31 December 2015

Held-for-trading	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value	-	-	111	-	-	-	111	-
Available-for-sale	9,124	10,359	12,259	1,801	5,599	108	39,250	2,501
Loans and receivables	-	-	-	1	2,242	144	2,387	2,222
Held-to-maturity	4,911	-	-	-	-	-	4,911	-

Debt securities	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Of which US agencies	-	-	-	-	806	-	806	-

Short positions (HFT)	(4,697)	(3,347)	(11,796)	(391)	(411)	(165)	(20,807)	-

Ratings

AAA	-	-	11,696	1,696	5,234	3	18,629	3,366
AA to AA+	18,142	14,986	6,879	119	1,611	66	41,803	261
A to AA-	-	-	8,880	420	1,991	147	11,438	445
BBB- to A-	-	-	6,785	79	1,460	301	8,625	363
Non-investment grade	-	-	352	32	526	200	1,110	446
Unrated	-	-	-	32	708	171	911	549

	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Available-for-sale
AFS reserves (gross of tax)	12	(78)	90	4	114	4	146	60

Gross unrealised gains	383	104	270	6	110	7	880	90
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

43

Appendix 1 Capital and risk management

Debt securities (continued)

Key points

•	Held-for-trading: CIB portfolio increased marginally overall principally auction participation in EMEA and higher trading activity, particularly in the US.

•

Available-for-sale: The overall size of the AFS portfolio, predominantly Treasury liquidity portfolio, is broadly unchanged as maturing securities have been offset by new fixed income investments and FX movements.

Derivatives

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2016			31 December 2015
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate	22,663	250,850	242,055	19,783	206,138	194,854
Exchange rate	4,181	73,700	79,036	3,702	54,938	58,243
Credit	52	859	748	67	909	840
Equity and commodity	15	630	629	18	559	796

Balance sheet		326,039	322,468		262,544	254,733
Counterparty mark-to-market netting		(267,287)	(267,287)		(214,800)	(214,800)
Cash collateral		(33,593)	(32,636)		(27,629)	(25,729)
Securities collateral		(9,153)	(13,551)		(7,535)	(8,213)

Net exposure		16,006	8,994		12,580	5,991

Banks (1)		1,340	1,324		1,011	1,311
Other financial institutions (2)		4,630	2,646		2,864	1,468
Corporate (3)		8,568	4,385		7,816	3,108
Government (4)		1,468	639		889	104

Net exposure by sector		16,006	8,994		12,580	5,991

UK		9,146	2,636		6,270	1,199
Europe		4,809	3,679		4,069	2,408
US		1,164	1,529		639	714
RoW		887	1,150		1,602	1,670

Net exposure by region of counterparty		16,006	8,994		12,580	5,991

Notes:

(1)

Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(2)	Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.
(3)	Predominantly large corporate with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.
(4)	Sovereigns and supranational entities with one way collateral agreements in their favour.
(5)

The notional amount of interest rate derivatives include £13,940 billion (2015 – £11,555 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflect  IFRS offset of £243 billion (2015 - £124 billion) and £232 billion (2015 - £118 billion) respectively.

Key points

•

Derivative exposures, both balance sheet positions as well as net exposures increased principally as a result of market factors in the lead up to and following the EU Referendum, including the impact of volatility leading to higher trading volumes in the foreign exchange and interest rate market, sterling weakening against all major currencies and downward shift in yield curves.

•	Overall net exposure increased from a net asset position of £6.6 billion to £7.0 billion.
•

Bank exposures increased by £0.3 billion to a broadly flat net position at H1 2016, from a net derivative liability of £0.3 billion at the year end, largely reflecting derivative asset contracts that do not have a nettable liability exposure, augmented by the impact of foreign exchange movements, as well as the timing of collateral settlement.

44

Appendix 1 Capital and risk management

Valuation reserves

Valuation reserves reflect adjustments to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

	30 June	31 December
	2016	2015
	£m	£m

Funding valuation adjustment (FVA)	1,084	752
Credit valuation adjustments (CVA)	839	774
Bid-offer reserves	340	304
Product and deal specific	702	660

Valuation reserves	2,965	2,490

Key point

•

The FVA at 30 June 2016 included additional reserves (Q2 2016 - £220 million; Q1 2016 - £110 million) in Capital Resolution following the estimated widening in implied funding spreads; the Q2 movement reflected the impact of the EU Referendum.

•	The increase in other reserves mainly reflected sterling weakening against all major currencies following the EU Referendum and widening credit spreads.

45

Appendix 1 Capital and risk management

Credit risk: Regulatory basis

EAD and RWA density

The tables below show exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density by sector cluster.

	EAD post CRM			RWAs			RWA density
	IRB	STD	Total	IRB	STD	Total	IRB	STD	Total
30 June 2016	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	43,529	37,613	81,142	1,602	-	1,602	4	-	2
Central government	23,316	14,128	37,444	2,382	30	2,412	10	-	6
Other sovereign	4,279	1,037	5,316	1,230	209	1,439	29	20	27

Total sovereign	71,124	52,778	123,902	5,214	239	5,453	7	-	4

Financial institutions (FI)
Banks	26,415	520	26,935	13,791	129	13,920	52	25	52
Non-bank FI (1)	32,777	21,945	54,722	16,291	14,557	30,848	50	66	56
SSPEs (2)	10,446	1,001	11,447	3,738	703	4,441	36	70	39

Total FI	69,638	23,466	93,104	33,820	15,389	49,209	49	66	53

Corporates
Property
- UK	42,623	4,187	46,810	21,047	3,971	25,018	49	95	53
- RoI	1,714	38	1,752	1,085	38	1,123	63	100	64
- Western Europe	3,286	357	3,643	1,642	350	1,992	50	98	55
- US	468	18	486	260	18	278	56	100	57
- RoW	797	245	1,042	587	189	776	74	77	74

Total property	48,888	4,845	53,733	24,621	4,566	29,187	50	94	54
Natural resources
- Oil & Gas	4,874	165	5,039	2,432	150	2,582	50	91	51
- Mining & Metals	1,596	12	1,608	861	9	870	54	75	54
- Electricity	5,880	60	5,940	3,026	61	3,087	51	102	52
- Water & Waste	6,606	73	6,679	1,616	60	1,676	24	82	25
Total natural resources	18,956	310	19,266	7,935	280	8,215	42	90	43
Of which: commodity traders	602	-	602	346	-	346	57	-	57
Transport
- Shipping	5,994	1,502	7,496	3,299	1,504	4,803	55	100	64
- Automotive	8,045	100	8,145	3,277	92	3,369	41	92	41
- Other	8,897	431	9,328	4,129	148	4,277	46	34	46
Total transport	22,936	2,033	24,969	10,705	1,744	12,449	47	86	50
Manufacturing	21,760	699	22,459	9,270	609	9,879	43	87	44
Retail & leisure	20,720	2,165	22,885	12,560	2,091	14,651	61	97	64
Services	22,148	1,063	23,211	13,231	996	14,227	60	94	61
TMT (3)	6,866	377	7,243	4,152	370	4,522	60	98	62

Total corporates	162,274	11,492	173,766	82,474	10,656	93,130	51	93	54
Of which: commodity traders	837	-	837	476	-	476	57	-	57

Personal
Mortgages
- UK	134,434	8,202	142,636	14,271	3,158	17,429	11	39	12
- RoI	15,952	18	15,970	12,149	13	12,162	76	72	76
- Western Europe	-	224	224	-	94	94	-	42	42
- US	-	116	116	-	45	45	-	39	39
- RoW	-	803	803	-	295	295	-	37	37

Total mortgages	150,386	9,363	159,749	26,420	3,605	30,025	18	39	19
Other personal	29,396	3,573	32,969	11,333	2,547	13,880	39	71	42

Total personal	179,782	12,936	192,718	37,753	6,152	43,905	21	48	23
Other items	-	8,137	8,137	-	6,834	6,834	-	84	84

Total	482,818	108,809	591,627	159,261	39,270	198,531	33	36	34

For the notes to this table refer to page 49.

46

Appendix 1 Capital and risk management

EAD and RWA density (continued)

	EAD post CRM			RWAs			RWA density
	IRB	STD	Total	IRB	STD	Total	IRB	STD	Total
31 December 2015	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	46,879	48,451	95,330	1,730	-	1,730	4	-	2
Central government	22,561	14,295	36,856	2,028	28	2,056	9	-	6
Other sovereign	4,109	442	4,551	963	225	1,188	23	51	26

Total sovereign	73,549	63,188	136,737	4,721	253	4,974	6	-	4

Financial institutions (FI)
Banks	25,629	893	26,522	11,941	226	12,167	47	25	46
Non-bank FI (1)	30,898	19,121	50,019	15,366	12,504	27,870	50	65	56
SSPEs (2)	10,971	1,232	12,203	4,140	747	4,887	38	61	40

Total FI	67,498	21,246	88,744	31,447	13,477	44,924	47	63	51

Corporates
Property
- UK	41,992	3,472	45,464	20,827	3,487	24,314	50	100	53
- RoI	1,836	17	1,853	814	15	829	44	88	45
- Western Europe	2,992	378	3,370	1,587	374	1,961	53	99	58
- US	688	19	707	325	19	344	47	100	49
- RoW	930	266	1,196	792	245	1,037	85	92	87

Total property	48,438	4,152	52,590	24,345	4,140	28,485	50	100	54
Natural resources
- Oil & Gas	5,467	139	5,606	2,481	133	2,614	45	96	47
- Mining & Metals	1,497	58	1,555	690	60	750	46	103	48
- Electricity	5,133	72	5,205	2,586	49	2,635	50	68	51
- Water & Waste	5,805	68	5,873	1,511	53	1,564	26	78	27
Total natural resources	17,902	337	18,239	7,268	295	7,563	41	88	41
Of which: commodity traders	776	-	776	365	-	365	47	100	47
Transport
- Shipping	5,811	1,698	7,509	3,790	1,698	5,488	65	100	73
- Automotive	8,580	87	8,667	3,222	80	3,302	38	92	38
- Other	8,890	440	9,330	3,964	162	4,126	45	37	44
Total transport	23,281	2,225	25,506	10,976	1,940	12,916	47	87	51
Manufacturing	22,811	661	23,472	9,430	566	9,996	41	86	43
Retail & leisure	20,071	1,972	22,043	12,207	1,936	14,143	61	98	64
Services	22,080	973	23,053	12,884	903	13,787	58	93	60
TMT (3)	7,424	370	7,794	4,495	338	4,833	61	91	62

Total corporates	162,007	10,690	172,697	81,605	10,118	91,723	50	95	53
Of which: commodity traders	1,350	-	1,350	623	-	623	46	100	46

Personal
Mortgages
- UK	126,295	8,087	134,382	9,397	3,336	12,733	7	41	9
- RoI	14,048	18	14,066	11,564	12	11,576	82	67	82
- Western Europe	-	228	228	-	97	97	-	43	43
- US	-	111	111	-	45	45	-	41	41
- RoW	-	716	716	-	285	285	-	40	40

Total mortgages	140,343	9,160	149,503	20,961	3,775	24,736	15	41	17
Other personal	29,659	4,731	34,390	11,276	3,468	14,744	38	73	43

Total personal	170,002	13,891	183,893	32,237	7,243	39,480	19	52	21
Other items	-	9,359	9,359	-	8,677	8,677	-	93	93

Total	473,056	118,374	591,430	150,010	39,768	189,778	32	34	32

47

Appendix 1 Capital and risk management

EAD and RWA density (continued)

Notes:

(1)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(2)	Securitisation structured purpose entities (SSPEs) primarily relate to securitisation related vehicles.
(3)	Telecommunications, media and technology.

Key points

Total credit risk exposures remained broadly stable, with EAD post CRM of £592 billion at 30 June 2016. Notable movements during H1 2016 were:

•	An increase due to exchange rate movements following the EU Referendum.
•	Exposure reductions in line with business strategy including disposals, limit reductions and early repayments.
•	Growth in the UK mortgage book in line with business strategy.
•

Exchange rate movements accounted for a £14 billion increase in the underlying exposure. Excluding this impact, EAD post CRM fell by 2% reflecting a reduction in placements with central banks as part of ongoing liquidity management as well as strategic exposure reductions. This was offset by an increase in mortgage lending in the UK as part of strategy to increase market share.

•

RWAs increased 5% to £199 billion. RWA movements during the period were partly driven by recalibrations of the following models: the PD models for banks, local authorities, housing associations and mortgages; and the LGD models for banks and quasi-governmental organisations.

IRB approach

Overall RWA density under the IRB approach rose marginally from 32% to 33% while RWAs increased by 6%, driven in part by the impact of model changes as well as deteriorating credit quality in some sectors during the period. Overall EAD post CRM increased 2% to £483 billion.

•

Sovereign: RWA density rose slightly from 6% to 7% as RWAs increased by 10%, predominantly due to the implementation of a more conservative LGD model for quasi-governmental organisations. EAD post CRM fell 3% to £71.1 billion, reflecting ongoing liquidity management by Treasury.

•

Financial Institutions: RWA density rose from 47% to 49% as RWAs increased by 8%, primarily due to the implementation of the new PD model for banks. EAD post CRM increased 3%, driven by sterling’s depreciation against the euro and the US dollar.

•

Property: Overall RWA density, RWAs and EAD post CRM remained broadly stable for this sector in H1 2016. For the RoI, the increase in RWA density from 44% to 63% reflected write-offs of defaulted exposure during the period.

•

Oil & Gas: RWA density rose from 45% to 50%, reflecting a further deterioration in credit quality. RWAs fell by 2% due to some assets moving into default, while EAD post CRM fell 11% mainly due to exposure reductions in the normal course of business.

•	Mining & Metals: RWA density rose from 46% to 54%, reflecting a further deterioration in the credit quality of this sector. EAD post CRM increased by 7%, while RWAs increased by 25%.
•

Shipping: RWA density fell from 65% to 55% and RWAs fell by 13%, reflecting some customers moving into default in H1 2016. EAD post CRM increased by 3%, predominantly driven by exchange rate movements, partly offset by scheduled loan repayments, prepayments and secondary sales.

•

Personal Mortgages: RWA density rose from 15% to 18% while RWAs increased by 26% following quarterly PD recalibrations to reflect observed default rates during the period. EAD post CRM increased by 7%, mainly driven by business strategy to increase UK mortgage lending on the back of the improving UK housing and mortgage market and sustained house price growth. The exposure movements in the RoI were predominantly driven by exchange rate movements.

48

Appendix 1 Capital and risk management

EAD and RWA density (continued)

STD approach

RWA density for the STD approach deteriorated slightly while RWAs remained largely unchanged. EAD post CRM fell by 8%.

•	Sovereign: RWAs and RWA density remained broadly stable during the period. EAD post CRM decreased by 16% due to exposure reduction as a result of ongoing liquidity management.

49

Appendix 1 Capital and risk management

Market risk

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market-implied volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to Capital and risk management - Market risk in RBS’s 2015 Annual Report on Form 20-F.

Trading portfolios

Value-at-risk

The table below presents the internal value-at-risk (VaR) for trading portfolios split by type of market risk exposure. The internal traded 99% one-day VaR captures all trading book positions. By contrast, the regulatory VaR-based charges take into account only regulator-approved products, locations and legal entities and are based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

	Half year ended								Year ended
	30 June 2016				30 June 2015				31 December 2015
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	12.3	10.2	22.3	7.8	16.0	11.7	29.8	10.8	14.5	12.8	29.8	9.5
Credit spread	8.4	9.7	12.5	5.8	12.5	7.6	16.4	7.5	10.1	7.1	16.4	6.5
Currency	4.0	4.3	9.0	1.0	5.3	5.4	7.8	3.3	4.9	5.0	8.9	1.9
Equity	0.5	0.5	2.1	0.2	2.4	1.2	6.1	1.0	1.6	0.8	6.1	0.4
Commodity	0.6	0.8	1.7	0.2	0.5	0.7	2.2	0.2	0.4	0.5	2.2	0.2
Diversification (1)		(9.6)				(11.6)				(9.1)

Total	15.4	15.9	27.3	9.9	21.8	15.0	30.1	15.0	18.9	17.1	30.1	12.1

Note:

(1)

RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•

Internal traded VaR continued to decline in H1 2016 following a reduction in positions, despite the increased volatility and reduced liquidity resulting from macroeconomic and political factors, notably the economic slowdown in China, the US Federal Reserve’s decision to reduce its quantitative easing programme and the low interest rate environment in Europe. The uncertainty in advance of the EU Referendum was one of the main drivers of the reduction in positions.

•	Average total internal traded VaR fell, compared to both H1 2015 and 2015 as a whole, primarily driven by interest rate and credit spread VaR resulting from a reduction in fixed income securities.

50

Appendix 1 Capital and risk management

Trading portfolios (continued)

Capital charges

The total market risk minimum capital requirement calculated in accordance with the Capital Requirements Regulation (CRR) was £1,675 million at 30 June 2016 (31 December 2015 - £1,700 million); this represents 8% of the corresponding RWA amount, £20.9 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the non-modelled position risk requirement (PRR) of £351 million, which has several components; and (ii) the Pillar 1 model-based PRR of £1,324 million, which comprises several modelled charges.

The following table analyses the principal contributors to the Pillar 1 model-based PRR.

					31 December
					2015
	Average	Maximum	Minimum	Period end	Period end
30 June 2016	£m	£m	£m	£m	£m

Value-at-risk	329	352	305	305	377
Stressed VaR (SVaR)	462	480	446	448	477
Incremental risk charge (IRC)	278	297	253	270	248
Risk not in VaR (RNIV)	259	301	212	301	221

				1,324	1,323

Key points

•	The VaR and SVaR charges together decreased by 12%, mainly driven by the euro and US dollar interest rate portfolios as a result of overall risk reduction in Q2 2016 ahead of the EU Referendum.
•	The RNIV charge increased by 36% as new RNIVs were introduced to supplement the capitalisation of risks against unreliable market data.
•

The IRC increased by 9%, mainly driven by US government bond positions in RBS Securities Inc. The methodology for calculating the IRC was refined during H1 2016, which had a moderate offsetting downward impact (£14 million in RWA terms).

•	The non-modelled PRR decreased by 7%, largely driven by a reduction in the specific interest rate risk and trading book securitisation components, reflecting disposals in Capital Resolution.

51

Appendix 1 Capital and risk management

Non-trading portfolios

Non-traded credit spread risk

The main component of total non-traded VaR is credit spread VaR, which captures the risk in Treasury arising primarily from portfolios held for liquidity and collateral management purposes. Non-traded credit spread VaR was £57.7 million (31 December 2015 - £30.6 million). The rise largely reflected an increase in longer-dated bonds within Treasury’s liquidity portfolio and greater credit spread volatility, primarily affecting US dollar bond swap spreads with tenors of over ten years.

Non-traded interest rate risk

Interest rate risk arises from two main sources in the non-trading portfolios.

The VaR relating to interest rate risk arising from earnings from retail and commercial banking activities at a 99% confidence level is presented below, together with a currency analysis at the period-end. This excludes positions in financial instruments which are classified as held-for-trading.

		Average	Period end	Maximum	Minimum
Six months ended		£m	£m	£m	£m

30 June 2016		21	21	28	10
30 June 2015 - excluding Citizens		16	17	22	9
30 June 2015 - Citizens		9	6	16	3
30 June 2015 - Total		17	13	25	11
31 December 2015 - excluding Citizens		17	10	25	9
31 December 2015 - Citizens		5	-	16	-
31 December 2015 - total		18	10	25	10

	30 June	30 June 2015			31 December
	2016	excl. Citizens	Citizens	Total	2015
Period end VaR	£m	£m	£m	£m	£m

Euro	3	2	-	2	3
Sterling	22	13	-	13	5
US dollar	1	15	6	14	5
Other	3	4	-	4	4

Key points

•	VaR remained stable during H1 2016, with fluctuations well within risk appetite.
•

As the VaR includes pipeline fixed-rate mortgage hedges but not the underlying mortgages, sterling VaR is relatively high, reflecting this mismatch. At 31 December 2015, there were offsetting risk exposures mainly relating to the pension fund contribution. Including the expected mortgage pipeline, sterling VaR would be £5.5 million and total VaR would be £5.6 million.

The VaR relating to interest rate risk arising from money-market portfolios was £3.7 million at 30 June 2016 (31 December 2015 - £2.5 million).

52

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Sensitivity of net interest income

Earnings sensitivity to rate movements is derived from a central forecast over a 12 month period. A simplified scenario is shown based on the period-end balance sheet assuming that non-interest rate variables remain constant. Market implied forward rates are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel with the exception that interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base case earnings sensitivity and mismatches in the re-pricing dates of loans and deposits.

Multi-year forward projections would increase the negative impact of a downward change in rates or, conversely, the benefit of an immediate upward change in interest rates to current market rates. This is because, over time a greater proportion of maturing structural hedges will be reinvested at prevailing rates which may be higher or lower. Also, in the absence of dynamic assumptions relating to further management actions, the variance to the base case income forecast arising from margin compression or expansion on managed rate products will continue to accrue.

However, reported sensitivities should not be considered predictive of future performance. They do not capture potential management action in response to sudden changes in the interest rate environment. Actions that could reduce the net interest income sensitivity and mitigate adverse impacts are changes in pricing strategies on both customer loans and deposits as well as hedging. Management action may also be targeted at stabilising total income taking into account non-interest income in addition to net interest income.

	Euro	Sterling	US dollar	Other	Total
30 June 2016	£m	£m	£m	£m	£m

+ 25 basis point shift in yield curves	-	49	16	3	68
- 25 basis point shift in yield curves	-	(125)	(16)	1	(140)
+ 100 basis point shift in yield curves	(20)	393	65	11	449
- 100 basis point shift in yield curves	-	(298)	(46)	3	(341)

31 December 2015

+ 25 basis point shift in yield curves	(6)	48	25	1	68
- 25 basis point shift in yield curves	(7)	(66)	(24)	1	(96)
+ 100 basis point shift in yield curves	(17)	385	94	7	469
- 100 basis point shift in yield curves	(7)	(345)	(79)	2	(429)

53

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Key points

•

Implied forward rates fell between December 2015 and June 2016, so that the June 2016 base-case forecast incorporated a 25-basis-point cut in the UK base rate within the 12-month forecast horizon whereas the December 2015 base-case forecast incorporated a 25-basis-point rate rise.

•

The largest change in net interest income sensitivity in H1 2016 relates to the negative impact of an immediate 25-basis-point downward change in interest rates from the base-case forecast. This sensitivity increased from £96 million to £140 million, primarily due to the decline in interest rates during the period as customer deposit pricing is assumed to floor at or close to zero interest rates. Any further falls in market rates therefore reduce income. Maturing structural hedges are also reinvested at lower rates.

Structural hedging

RBS has the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution to the product and equity hedges.

Product hedging

Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by Treasury. These relate to the main UK banking businesses except Private Banking and RBS International. Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve after hedging the net interest rate exposure of the bank externally. This internal allocation has been developed over time alongside the bank’s external hedging programme and provides a basis for stable income attribution to the product and equity hedges.

54

Appendix 1 Capital and risk management

	Six months ended
Net interest income - impact of structural hedging	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

UK Personal & Business Banking	170	187	186
Commercial Banking	118	127	129
Capital Resolution	6	14	7
Williams & Glyn	21	22	23

Total product hedges	315	350	345

Key points

•

The incremental impact on net interest income above LIBOR from structural hedging was positive in H1 2016 as short-term interest rates remained low. Swap rates continued to fall, resulting in the average book yield falling to 1.28% in H1 2016 from 1.51% in H1 2015 and 1.44% in H2 2015. This was due to maturing hedges being reinvested at lower rates and new hedges being added at prevailing market rates. At 30 June 2016, the equivalent yield available in the market was 0.44% compared to 1.45% at 31 December 2015. If market rates and the volume hedged were to remain unchanged for the remainder of 2016, the average book yield would decline by a further 0.06% to 1.22%.

•

The notional size of the hedge increased from £74 billion in H2 2015 to £87 billion in H1 2016. The split by business was broadly in line with the proportion of income shown above. The yield will broadly track medium-term swap rates. However, as the hedge notional increases, the profile is adjusted to incorporate short-term hedging instruments so that the weighted average life of the hedge is not increased. The yield will fall until the short-term hedges are rolled into longer-term instruments on maturity. If the hedged notional were to remain stable, the yield would eventually replicate a time series of medium-term swap rates. Additional hedging activity is not captured in the product hedging yield.

•

At 30 June 2016, the five-year sterling swap rate was 0.44% compared to 1.45% at 31 December 2015. If market rates and the volume hedged were to remain unchanged for the remainder of 2016, the average book yield would decline by a further 0.06% to 1.22%.

55

Appendix 1 Capital and risk management

Equity hedging

Equity structural hedges are also used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.3 billion to these businesses in H1 2016 (H1 2015 - £0.4 billion; H2 2015 - £0.3 billion), which is an incremental benefit relative to short-term wholesale cash rates. The size of the hedge in H1 2016 was £35 billion, lower than H12015 (£42 billion) and H2 2015 (£42 billion), primarily reflecting the payment of £4.2 billion into the pension fund and the £1.2 billion payment of the final DAS dividend.

The equity hedge also aims broadly to track a time series of medium-to-longer-term swap rates although the yield will be affected by changes in the capital composition of the bank. Other factors, such as the impact of the sale of risk-free securities or additional hedging activity, are not captured in the equity yield. The yield of the equity and product hedge combined was 1.59% at 30 June 2016.

Foreign exchange risk

Treasury seeks to limit the potential volatility impact on RBS’s CET1 capital ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio. The sensitivity of the CET1 ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2016	£m	£m	£m	£m	£m	£m	£m

US dollar	989	-	989	(24)	965	(965)	-
Euro	7,662	(123)	7,539	(677)	6,862	(2,238)	4,624
Other non-sterling	3,686	(633)	3,053	(2,576)	477	-	477

	12,337	(756)	11,581	(3,277)	8,304	(3,203)	5,101

31 December 2015

US dollar	1,172	-	1,172	(134)	1,038	(1,038)	-
Euro	6,562	(127)	6,435	(573)	5,862	(1,963)	3,899
Other non-sterling	3,599	(524)	3,075	(2,364)	711	-	711

	11,333	(651)	10,682	(3,071)	7,611	(3,001)	4,610

Notes:

(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.
(2)

Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Key points

•

Sterling’s depreciation against all currencies following the EU Referendum increased residual structural foreign currency exposures by £0.6 billion; this was partially offset by lower underlying residual exposures.

•

Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.4 billion in equity, respectively (2015 - £0.4 billion).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Katie Murray

Financial Director

8 August 2016